Key metrics
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Credit Suisse (CHF million)
Net revenues	6,194	5,776	5,581	7	11	11,970	10,968	9
Provision for credit losses	296	568	25	(48)	–	864	106	–
Total operating expenses	4,347	4,007	4,254	8	2	8,354	8,498	(2)
Income before taxes	1,551	1,201	1,302	29	19	2,752	2,364	16
Net income attributable to shareholders	1,162	1,314	937	(12)	24	2,476	1,686	47
Cost/income ratio (%)	70.2	69.4	76.2	–	–	69.8	77.5	–
Effective tax rate (%)	25.2	(9.2)	28.0	–	–	10.2	28.7	–
Basic earnings per share (CHF)	0.47	0.53	0.37	(11)	27	1.00	0.66	52
Diluted earnings per share (CHF)	0.46	0.52	0.36	(12)	28	0.98	0.65	51
Return on equity (%)	9.8	11.7	8.5	–	–	10.7	7.7	–
Return on tangible equity (%)	11.0	13.1	9.7	–	–	12.0	8.7	–
Assets under management and net new assets (CHF billion)
Assets under management	1,443.4	1,370.5	1,455.7	5.3	(0.8)	1,443.4	1,455.7	(0.8)
Net new assets	9.8	5.8	22.9	69.0	(57.2)	15.6	57.5	(72.9)
Balance sheet statistics (CHF million)
Total assets	828,480	832,166	784,216	0	6	828,480	784,216	6
Net loans	294,312	302,674	293,797	(3)	0	294,312	293,797	0
Total shareholders' equity	46,535	48,675	43,673	(4)	7	46,535	43,673	7
Tangible shareholders' equity	41,586	43,792	38,726	(5)	7	41,586	38,726	7
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.5	12.1	12.5	–	–	12.5	12.5	–
CET1 leverage ratio	4.5	4.2	4.1	–	–	4.5	4.1	–
Tier 1 leverage ratio	6.2	5.8	5.3	–	–	6.2	5.3	–
Share information
Shares outstanding (million)	2,441.6	2,399.0	2,507.8	2	(3)	2,441.6	2,507.8	(3)
of which common shares issued	2,556.0	2,556.0	2,556.0	0	0	2,556.0	2,556.0	0
of which treasury shares	(114.4)	(157.0)	(48.2)	(27)	137	(114.4)	(48.2)	137
Book value per share (CHF)	19.06	20.29	17.42	(6)	9	19.06	17.42	9
Tangible book value per share (CHF)	17.03	18.25	15.44	(7)	10	17.03	15.44	10
Market capitalization (CHF million)	23,983	19,582	29,470	22	(19)	23,983	29,470	(19)
Number of employees (full-time equivalents)
Number of employees	48,800	48,500	46,360	1	5	48,800	46,360	5
See relevant tables for additional information on these metrics.

Financial Report 2Q20
Financial Report 2Q20
Credit Suisse at a glance
I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Corporate Center
Assets under management
II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information
For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach with our wealth management activities, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 48,800 employees from over 150 different nations. Our broad footprint helps us to generate a more geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our Private Clients business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individual, high-net-worth individual, affluent and retail clients. Our Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers, financial institutions and commodity traders.
International Wealth Management
The International Wealth Management division through its Private Banking business offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services. Our Asset Management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.
Asia Pacific
In the Asia Pacific division, our wealth management, financing and underwriting and advisory teams work closely together to deliver integrated advisory services and solutions to our target ultra-high-net-worth, entrepreneur and corporate clients. Our Wealth Management & Connected business combines our activities in wealth management with our financing, underwriting and advisory activities. Our Markets business, which provides a broad range of services through our equities and fixed income sales and trading businesses, also supports our wealth management activities and deals extensively with a broader range of global institutional clients.
Global Markets
The Global Markets division offers a broad range of financial products and services to client-driven businesses and also supports Credit Suisse’s global wealth management businesses and their clients. Our suite of products and services includes global securities sales, trading and execution, prime brokerage and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors, such as pension funds and hedge funds, and private individuals around the world.
Investment Banking & Capital Markets
The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and ultra-high-net-worth individuals and sovereign clients. Our range of products and services includes advisory services related to mergers and acquisitions, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.

I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Corporate Center
Assets under management

Operating environment
Global economic output contracted sharply in 2Q20. Global equity markets ended the quarter significantly higher and volatility decreased. Major government bond yields remained low and the US dollar traded slightly lower against most major currencies.
COVID-19
Although world markets significantly recovered in May and June as lockdowns and social distancing restrictions induced by the COVID-19 pandemic eased in Europe, the US and Asia, high unemployment and the rise in corporate debt may bring a levelling off in the scale of recovery in the second half of 2020 and during the course of 2021. In addition, the renewed rise in local infection cases in various parts of the world demonstrates that significant downside risks remain, including the reintroduction of economic activity shutdowns in certain regions and otherwise subdued consumer spending and corporate investment activity. We are closely monitoring the spread of COVID-19 and the effects on our operations and business.
> Refer to “COVID-19 and related regulatory measures” in Credit Suisse – Other information for further information.
Economic environment
Global economic output contracted sharply in 2Q20 as countries responded to the COVID-19 pandemic by implementing containment policies that restricted economic activity. In Europe, the US and other developed economies, activity was most restricted in April followed by a gradual recovery through the rest of the quarter as lockdown policies were eased in many locations. In China, economic output continued to recover from extreme weakness in 1Q20. Countries in all regions of the world increased fiscal support to businesses and households.
Monetary policy generally remained supportive. The US Federal Reserve (Fed) expanded asset purchases and lending through various credit facilities. The European Central Bank increased the size of its Pandemic Emergency Purchase Program and further eased the terms of financing to credit institutions. The Bank of Japan expanded asset purchases and launched a new scheme to support bank lending. The Swiss National Bank (SNB) and the Bank of England kept policy rates unchanged. A wide range of central banks in emerging economies cut interest rates.
COVID-19 and its implications for the global economy had a substantial negative impact on equity market prices globally in 1Q20, but prices substantially recovered in 2Q20. The US equity market gained more than 20% compared to 1Q20. European equity markets underperformed the US equity market. The Swiss equity market gained 8% but was one of the weaker equity markets. In emerging markets, stocks in Latin America and particularly Brazil increased significantly, whereas the Emerging Europe, Middle East and Africa region underperformed (refer to the charts under "Equity markets"). IT, consumer discretionary and materials outperformed relative to utilities, consumer staples and real estate, which were the worst underperformers. The Chicago Board Options Exchange Market Volatility Index (VIX) continuously declined in 2Q20 from the extreme levels in March 2020 yet remained elevated (refer to the charts under "Equity markets"). The Credit Suisse Hedge Fund Index increased 6.2% in 2Q20.

In fixed income, US treasury 10-year yields remained below 1.0%, while credit markets rallied further against a backdrop of the strong monetary and fiscal central bank responses especially in the US and Europe in 2Q20. Higher risk assets significantly recovered and both high yield and emerging market hard currency bonds delivered a double-digit positive total return, outperforming global developed and emerging market corporate investment-grade bonds (refer to the charts under “Yield curves” and “Credit spreads” for further information). Meanwhile, despite the improving financial conditions, corporate default rates globally have been gradually rising amid revenue shocks and uncertainties related to COVID-19.
Foreign exchange market volatility decreased in 2Q20, though it remained above pre-COVID-19 crisis levels. The US dollar traded broadly unchanged in the first half of the quarter against major currencies but started to weaken after a more positive shift in global risk sentiment. Decreasing US dollar liquidity needs and lower hedging costs amplified the US dollar weakness. In contrast, the euro benefitted from the improving economic data and the European Union recovery fund proposal to help mitigate and mutualize virus-induced costs in the European Union. Other more cyclical currencies such as the Australian dollar, the Norwegian krone and the New Zealand dollar improved against the US dollar during 2Q20. The Swiss franc strengthened against the US dollar but weakened against the euro, which decreased the pressure on the SNB’s foreign exchange intervention strategy.
The Credit Suisse Commodity Benchmark rebounded by 15% during 2Q20 after sharp declines in 1Q20. Oil markets have led the recent recovery after producers started to cut production drastically, while demand has begun to recover gradually since May amid re-opening economies. Both precious and base metals increased, but by less than the benchmark. The former benefited from falling US real yields and broader uncertainty, while the latter segment responded positively to resuming industrial activity, particularly in China. Agricultural prices remained subdued following large harvests in Latin America and increased spring plantings in the Northern Hemisphere.

Market volumes (growth in %)
	Global
end of 2Q20	QoQ	YoY
Equity trading volume [1]	13	78
Announced mergers and acquisitions [2]	(36)	(63)
Completed mergers and acquisitions [2]	20	(4)
Equity underwriting [2]	136	72
Debt underwriting [2]	11	33
Syndicated lending – investment grade [2]	(29)	(38)
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
Sector environment
Global bank stocks ended 2Q20 8% higher compared to 1Q20 but still underperformed global stocks. European bank stocks ended the quarter 4% higher, underperforming North American banks, which increased 9% (refer to the charts under "Equity markets").
In private banking, until the outbreak of the COVID-19 pandemic, the industry had experienced a long-term fundamental growth trend fueled by economic growth and a generally supportive investment environment. With the spread of COVID-19, however, the immediate outlook for the sector is uncertain. While there have been some short-term benefits from higher market volatility and increased client trading activity, market uncertainty, lower interest rates, the foreign exchange environment and potentially significant credit losses are likely to impact the private banking sector’s performance in future quarters. The impact of COVID-19 has had a negative impact on the sector’s assets under management and is likely to continue to influence the behavior of investors.
In investment banking, equity trading volumes increased in the US and in Europe compared to 1Q20 and 2Q19. Announced mergers and acquisitions (M&A) decreased globally compared to 1Q20 and also compared to 2Q19. Global completed M&A increased compared to 1Q20 but decreased compared to 2Q19. Global equity underwriting volumes significantly increased compared to 1Q20 and 2Q19. Debt underwriting volumes increased globally compared to 1Q20 and compared to 2Q19. Compared to 1Q20 and 2Q19, syndicated lending decreased. Total US fixed income trading volumes were slightly lower compared to 1Q20 but higher compared to 2Q19.

Credit Suisse
In 2Q20, we recorded net income attributable to shareholders of CHF 1,162 million. Return on equity and return on tangible equity were 9.8% and 11.0%, respectively. As of the end of 2Q20, our CET1 ratio was 12.5%.
Results
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Statements of operations (CHF million)
Net interest income	1,570	1,534	2,001	2	(22)	3,104	3,533	(12)
Commissions and fees	2,880	2,927	2,927	(2)	(2)	5,807	5,539	5
Trading revenues [1]	1,254	927	182	35	–	2,181	1,022	113
Other revenues	490	388	471	26	4	878	874	0
Net revenues	6,194	5,776	5,581	7	11	11,970	10,968	9
Provision for credit losses	296	568	25	(48)	–	864	106	–
Compensation and benefits	2,594	2,316	2,545	12	2	4,910	5,063	(3)
General and administrative expenses	1,440	1,346	1,395	7	3	2,786	2,808	(1)
Commission expenses	313	345	314	(9)	0	658	627	5
Total other operating expenses	1,753	1,691	1,709	4	3	3,444	3,435	0
Total operating expenses	4,347	4,007	4,254	8	2	8,354	8,498	(2)
Income before taxes	1,551	1,201	1,302	29	19	2,752	2,364	16
Income tax expense/(benefit)	391	(110)	365	–	7	281	678	(59)
Net income	1,160	1,311	937	(12)	24	2,471	1,686	47
Net income/(loss) attributable to noncontrolling interests	(2)	(3)	0	(33)	–	(5)	0	–
Net income attributable to shareholders	1,162	1,314	937	(12)	24	2,476	1,686	47
Statement of operations metrics (%)
Return on regulatory capital	14.5	10.8	11.6	–	–	12.6	10.6	–
Cost/income ratio	70.2	69.4	76.2	–	–	69.8	77.5	–
Effective tax rate	25.2	(9.2)	28.0	–	–	10.2	28.7	–
Earnings per share (CHF)
Basic earnings per share	0.47	0.53	0.37	(11)	27	1.00	0.66	52
Diluted earnings per share	0.46	0.52	0.36	(12)	28	0.98	0.65	51
Return on equity (%, annualized)
Return on equity	9.8	11.7	8.5	–	–	10.7	7.7	–
Return on tangible equity [2]	11.0	13.1	9.7	–	–	12.0	8.7	–
Book value per share (CHF)
Book value per share	19.06	20.29	17.42	(6)	9	19.06	17.42	9
Tangible book value per share [2]	17.03	18.25	15.44	(7)	10	17.03	15.44	10
Balance sheet statistics (CHF million)
Total assets	828,480	832,166	784,216	0	6	828,480	784,216	6
Risk-weighted assets	299,293	300,580	290,798	0	3	299,293	290,798	3
Leverage exposure	836,755	869,706	897,916	(4)	(7)	836,755	897,916	(7)
Number of employees (full-time equivalents)
Number of employees	48,800	48,500	46,360	1	5	48,800	46,360	5
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.
2
Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Results summary
2Q20 results
In 2Q20, Credit Suisse reported net income attributable to shareholders of CHF 1,162 million compared to CHF 937 million in 2Q19 and CHF 1,314 million in 1Q20. In 2Q20, Credit Suisse reported income before taxes of CHF 1,551 million, compared to CHF 1,302 million in 2Q19 and CHF 1,201 million in 1Q20.
The COVID-19 outbreak continued to have an impact on our results in 2Q20 and we are closely monitoring the spread of the pandemic and the effects on our operations and business.
Results details
Net revenues
In 2Q20, we reported net revenues of CHF 6,194 million, which increased 11% compared to 2Q19, primarily reflecting higher net revenues in Global Markets, Investment Banking & Capital Markets and Asia Pacific. The increase in Global Markets was primarily driven by higher fixed income sales and trading activity due to increased volumes and volatility and low interest rates, as well as a recovery on unrealized mark-to-market losses from 1Q20 on its leveraged finance underwriting portfolio. The increase in Investment Banking & Capital Markets was driven by strong client activity across debt and equity underwriting and advisory, as well as mark-to-market gains on leverage finance underwriting commitments, significantly reversing the mark-to-market losses incurred in 1Q20, and net gains on hedges for its uncollateralized corporate derivatives exposure. The increase in Asia Pacific was mainly driven by higher revenues in its Markets business across all major revenue categories.
2Q20 included negative net revenues of CHF 251 million in the Corporate Center, which beginning in 1Q19 included the impact of the Asset Resolution Unit.
Compared to 1Q20, net revenues increased 7%, primarily reflecting higher net revenues in Investment Banking & Capital Markets and Global Markets, partially offset by lower net revenues in International Wealth Management. The increase in Investment Banking & Capital Markets was driven by improved market conditions, with a strong equity market rebound leading to higher client activity and significantly higher net revenues. The increase in Global Markets was driven by higher fixed income sales and trading activity and higher underwriting revenues, reflecting increased issuance activity, tightened credit spreads and reduced volatility, partially offset by lower equity sales and trading activity. The decrease in International Wealth Management was driven by lower revenues across all major revenue categories.
Provision for credit losses
In 2Q20, provision for credit losses of CHF 296 million was primarily driven by adverse developments in macroeconomic conditions in 2Q20. We recorded provisions for credit losses of CHF 81 million in Asia Pacific, CHF 77 million in Global Markets, CHF 67 million in Investment Banking & Capital Markets, CHF 35 million in International Wealth Management and CHF 30 million in Swiss Universal Bank.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse
2Q20 (CHF million)
Net revenues	1,504	1,274	1,064	1,901	702	(251)	6,194
Provision for credit losses	30	35	81	77	67	6	296
Compensation and benefits	494	601	412	662	302	123	2,594
Total other operating expenses	293	290	273	571	131	195	1,753
of which general and administrative expenses	243	236	211	447	127	176	1,440
Total operating expenses	787	891	685	1,233	433	318	4,347
Income/(loss) before taxes	687	348	298	591	202	(575)	1,551
Return on regulatory capital (%)	20.3	21.4	21.8	17.3	23.8	–	14.5
Cost/income ratio (%)	52.3	69.9	64.4	64.9	61.7	–	70.2
Total assets	239,966	97,067	101,719	213,114	26,728	149,886	828,480
Goodwill	598	1,443	1,566	450	619	0	4,676
Risk-weighted assets	82,597	46,176	36,196	61,458	22,372	50,494	299,293
Leverage exposure	271,868	105,828	108,997	251,569	46,189	52,304	836,755
1Q20 (CHF million)
Net revenues	1,509	1,502	1,025	1,630	183	(73)	5,776
Provision for credit losses	124	39	97	150	155	3	568
Compensation and benefits	495	590	398	600	292	(59)	2,316
Total other operating expenses	301	336	278	550	114	112	1,691
of which general and administrative expenses	245	277	210	416	110	88	1,346
Total operating expenses	796	926	676	1,150	406	53	4,007
Income/(loss) before taxes	589	537	252	330	(378)	(129)	1,201
Return on regulatory capital (%)	17.7	33.9	17.9	9.6	(43.4)	–	10.8
Cost/income ratio (%)	52.8	61.7	66.0	70.6	221.9	–	69.4
Total assets	237,733	93,262	102,109	241,242	24,466	133,354	832,166
Goodwill	602	1,462	1,459	455	626	0	4,604
Risk-weighted assets	80,293	44,949	38,450	69,104	25,333	42,451	300,580
Leverage exposure	269,324	101,466	110,218	293,239	43,423	52,036	869,706
2Q19 (CHF million)
Net revenues	1,476	1,369	913	1,553	454	(184)	5,581
Provision for credit losses	10	9	(1)	2	1	4	25
Compensation and benefits	492	583	410	638	319	103	2,545
Total other operating expenses	320	333	267	556	128	105	1,709
of which general and administrative expenses	270	279	207	426	124	89	1,395
Total operating expenses	812	916	677	1,194	447	208	4,254
Income/(loss) before taxes	654	444	237	357	6	(396)	1,302
Return on regulatory capital (%)	20.1	28.9	17.0	11.0	0.8	–	11.6
Cost/income ratio (%)	55.0	66.9	74.2	76.9	98.5	–	76.2
Total assets	229,705	94,591	106,592	217,930	17,667	117,731	784,216
Goodwill	612	1,530	1,496	460	633	0	4,731
Risk-weighted assets	76,973	43,505	37,009	58,146	26,112	49,053	290,798
Leverage exposure	261,165	101,263	112,060	254,198	42,846	126,384	897,916

Overview of Results (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse
6M20 (CHF million)
Net revenues	3,013	2,776	2,089	3,531	885	(324)	11,970
Provision for credit losses	154	74	178	227	222	9	864
Compensation and benefits	989	1,191	810	1,262	594	64	4,910
Total other operating expenses	594	626	551	1,121	245	307	3,444
of which general and administrative expenses	488	513	421	863	237	264	2,786
Total operating expenses	1,583	1,817	1,361	2,383	839	371	8,354
Income/(loss) before taxes	1,276	885	550	921	(176)	(704)	2,752
Return on regulatory capital (%)	19.0	27.6	19.7	13.8	(10.3)	–	12.6
Cost/income ratio (%)	52.5	65.5	65.2	67.5	94.8	–	69.8
6M19 (CHF million)
Net revenues	2,855	2,786	1,767	3,025	810	(275)	10,968
Provision for credit losses	39	19	16	13	9	10	106
Compensation and benefits	967	1,161	798	1,274	630	233	5,063
Total other operating expenses	645	639	533	1,099	258	261	3,435
of which general and administrative expenses	540	531	416	841	251	229	2,808
Total operating expenses	1,612	1,800	1,331	2,373	888	494	8,498
Income/(loss) before taxes	1,204	967	420	639	(87)	(779)	2,364
Return on regulatory capital (%)	18.6	32.2	15.3	10.0	(4.7)	–	10.6
Cost/income ratio (%)	56.5	64.6	75.3	78.4	109.6	–	77.5
Total operating expenses
Compared to 2Q19, total operating expenses of CHF 4,347 million increased 2%, primarily reflecting a 2% increase in compensation and benefits, mainly relating to higher salaries and variable compensation, and a 3% increase in general and administrative expenses, mainly driven by higher litigation provisions, higher IT, machinery and equipment expenses and higher non-income taxes, partially offset by lower travel and entertainment expenses.
Compared to 1Q20, total operating expenses increased 8%, primarily reflecting a 12% increase in compensation and benefits, mainly relating to higher salaries and variable compensation, and a 7% increase in general and administrative expenses, mainly driven by higher litigation provisions and higher other general and administrative expenses, including higher charitable donations, partially offset by lower travel and entertainment expenses.
Income tax
In 2Q20, the income tax expense of CHF 391 million mainly reflected the impact of the geographical mix of results, the continuous reassessment of the estimated annual effective tax rate and the non-deductible funding costs. Additionally, the 2Q20 tax expense was negatively impacted by shortfall tax charges on share-based compensation delivered in this period. The Credit Suisse effective tax rate was 25.2% in 2Q20 compared to (9.2)% in 1Q20. Overall, net deferred tax assets increased CHF 194 million to CHF 3,374 million during 2Q20, primarily driven by the tax impact of a credit spread tightening on our fair valued option elected own debt instruments, partially offset by earnings and foreign exchange impacts.
Regulatory capital
As of the end of 2Q20, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.5% and our risk-weighted assets (RWA) were CHF 299.3 billion.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balances sheet for further information on regulatory capital.

Results by business activity
	2Q20								1Q20	2Q19
in	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse	Credit Suisse	Credit Suisse
Related to private banking (CHF million)
Net revenues	856	919	412		–	–	–	2,187	2,400	2,254
of which net interest income	428	345	153		–	–	–	926	983	959
of which recurring	179	276	84		–	–	–	539	598	603
of which transaction-based	118	299	174		–	–	–	591	784	593
Provision for credit losses	28	33	(1)		–	–	–	60	53	17
Total operating expenses	462	618	275		–	–	–	1,355	1,403	1,376
Income before taxes	366	268	138		–	–	–	772	944	861
Related to corporate & institutional banking (CHF million)
Net revenues	648	–	–		–	–	–	648	711	648
of which net interest income	304	–	–		–	–	–	304	297	303
of which recurring	168	–	–		–	–	–	168	170	165
of which transaction-based	193	–	–		–	–	–	193	230	195
Provision for credit losses	2	–	–		–	–	–	2	112	0
Total operating expenses	325	–	–		–	–	–	325	321	350
Income before taxes	321	–	–		–	–	–	321	278	298
Related to investment banking (CHF million)
Net revenues	–	–	652		1,901	702	–	3,255	2,297	2,483
of which fixed income sales and trading	–	–	208		1,308	–	–	1,516	1,197	986
of which equity sales and trading	–	–	251		454	–	–	705	889	721
of which underwriting and advisory	–	–	193	[1]	258	731	–	1,182	393	895
Provision for credit losses	–	–	82		77	67	–	226	400	2
Total operating expenses	–	–	410		1,233	433	–	2,076	1,951	2,046
Income/(loss) before taxes	–	–	160		591	202	–	953	(54)	435
Related to asset management (CHF million)
Net revenues	–	355	–		–	–	–	355	441	380
Provision for credit losses	–	2	–		–	–	–	2	0	2
Total operating expenses	–	273	–		–	–	–	273	279	274
Income before taxes	–	80	–		–	–	–	80	162	104
Related to corporate center (CHF million)
Net revenues	–	–	–		–	–	(251)	(251)	(73)	(184)
Provision for credit losses	–	–	–		–	–	6	6	3	4
Total operating expenses	–	–	–		–	–	318	318	53	208
Income/(loss) before taxes	–	–	–		–	–	(575)	(575)	(129)	(396)
Total (CHF million)
Net revenues	1,504	1,274	1,064		1,901	702	(251)	6,194	5,776	5,581
Provision for credit losses	30	35	81		77	67	6	296	568	25
Total operating expenses	787	891	685		1,233	433	318	4,347	4,007	4,254
Income/(loss) before taxes	687	348	298		591	202	(575)	1,551	1,201	1,302
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

Results by business activity (continued)
	6M20								6M19
in	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse	Credit Suisse
Related to private banking (CHF million)
Net revenues	1,654	1,980	953		–	–	–	4,587	4,413
of which net interest income	869	714	326		–	–	–	1,909	1,887
of which recurring	383	570	184		–	–	–	1,137	1,204
of which transaction-based	273	686	416		–	–	–	1,375	1,193
Provision for credit losses	40	72	1		–	–	–	113	38
Total operating expenses	937	1,265	556		–	–	–	2,758	2,708
Income before taxes	677	643	396		–	–	–	1,716	1,667
Related to corporate & institutional banking (CHF million)
Net revenues	1,359	–	–		–	–	–	1,359	1,285
of which net interest income	601	–	–		–	–	–	601	610
of which recurring	338	–	–		–	–	–	338	325
of which transaction-based	423	–	–		–	–	–	423	382
Provision for credit losses	114	–	–		–	–	–	114	18
Total operating expenses	646	–	–		–	–	–	646	692
Income before taxes	599	–	–		–	–	–	599	575
Related to investment banking (CHF million)
Net revenues	–	–	1,136		3,531	885	–	5,552	4,767
of which fixed income sales and trading	–	–	420		2,293	–	–	2,713	1,967
of which equity sales and trading	–	–	487		1,107	–	–	1,594	1,459
of which underwriting and advisory	–	–	229	[1]	426	920	–	1,575	1,587
Provision for credit losses	–	–	177		227	222	–	626	38
Total operating expenses	–	–	805		2,383	839	–	4,027	4,053
Income/(loss) before taxes	–	–	154		921	(176)	–	899	676
Related to asset management (CHF million)
Net revenues	–	796	–		–	–	–	796	778
Provision for credit losses	–	2	–		–	–	–	2	2
Total operating expenses	–	552	–		–	–	–	552	551
Income before taxes	–	242	–		–	–	–	242	225
Related to corporate center (CHF million)
Net revenues	–	–	–		–	–	(324)	(324)	(275)
Provision for credit losses	–	–	–		–	–	9	9	10
Total operating expenses	–	–	–		–	–	371	371	494
Loss before taxes	–	–	–		–	–	(704)	(704)	(779)
Total (CHF million)
Net revenues	3,013	2,776	2,089		3,531	885	(324)	11,970	10,968
Provision for credit losses	154	74	178		227	222	9	864	106
Total operating expenses	1,583	1,817	1,361		2,383	839	371	8,354	8,498
Income/(loss) before taxes	1,276	885	550		921	(176)	(704)	2,752	2,364
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

Reconciliation of adjusted results
Adjusted results referred to in this document are non-GAAP financial measures that exclude certain items included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures. The Group completed its three-year restructuring plan outlined in 2015 at the end of 2018. Any subsequent expenses incurred such as severance payments or charges in relation to the termination of real estate contracts initiated after 2018 are recorded as ordinary compensation or other expenses in our reported results and are no longer excluded from adjusted results.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse
2Q20 (CHF million)
Net revenues	1,504	1,274	1,064	1,901	702	(251)	6,194
Provision for credit losses	30	35	81	77	67	6	296
Total operating expenses	787	891	685	1,233	433	318	4,347
Major litigation provisions	0	32	0	(13)	(12)	(68)	(61)
Expenses related to real estate disposals	0	0	0	(2)	(1)	0	(3)
Total operating expenses adjusted	787	923	685	1,218	420	250	4,283
Income/(loss) before taxes	687	348	298	591	202	(575)	1,551
Total adjustments	0	(32)	0	15	13	68	64
Adjusted income/(loss) before taxes	687	316	298	606	215	(507)	1,615
Adjusted return on regulatory capital (%)	20.3	19.5	21.8	17.7	25.3	–	15.1
1Q20 (CHF million)
Net revenues	1,509	1,502	1,025	1,630	183	(73)	5,776
Provision for credit losses	124	39	97	150	155	3	568
Total operating expenses	796	926	676	1,150	406	53	4,007
Major litigation provisions	(1)	0	0	0	0	(17)	(18)
Expenses related to real estate disposals	0	1	0	2	2	0	5
Total operating expenses adjusted	795	927	676	1,152	408	36	3,994
Income/(loss) before taxes	589	537	252	330	(378)	(129)	1,201
Total adjustments	1	(1)	0	(2)	(2)	17	13
Adjusted income/(loss) before taxes	590	536	252	328	(380)	(112)	1,214
Adjusted return on regulatory capital (%)	17.7	33.8	17.9	9.6	(43.7)	–	10.9
2Q19 (CHF million)
Net revenues	1,476	1,369	913	1,553	454	(184)	5,581
Real estate gains	(87)	(13)	0	0	0	25	(75)
Net revenues adjusted	1,389	1,356	913	1,553	454	(159)	5,506
Provision for credit losses	10	9	(1)	2	1	4	25
Total operating expenses	812	916	677	1,194	447	208	4,254
Major litigation provisions	(3)	0	0	0	0	(26)	(29)
Expenses related to real estate disposals	0	(2)	0	(9)	(5)	0	(16)
Total operating expenses adjusted	809	914	677	1,185	442	182	4,209
Income/(loss) before taxes	654	444	237	357	6	(396)	1,302
Total adjustments	(84)	(11)	0	9	5	51	(30)
Adjusted income/(loss) before taxes	570	433	237	366	11	(345)	1,272
Adjusted return on regulatory capital (%)	17.5	28.2	17.0	11.3	1.4	–	11.3

Reconciliation of adjusted results (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse
6M20 (CHF million)
Net revenues	3,013	2,776	2,089	3,531	885	(324)	11,970
Provision for credit losses	154	74	178	227	222	9	864
Total operating expenses	1,583	1,817	1,361	2,383	839	371	8,354
Major litigation provisions	(1)	32	0	(13)	(12)	(85)	(79)
Expenses related to real estate disposals	0	1	0	0	1	0	2
Total operating expenses adjusted	1,582	1,850	1,361	2,370	828	286	8,277
Income/(loss) before taxes	1,276	885	550	921	(176)	(704)	2,752
Total adjustments	1	(33)	0	13	11	85	77
Adjusted income/(loss) before taxes	1,277	852	550	934	(165)	(619)	2,829
Adjusted return on regulatory capital (%)	19.0	26.5	19.7	13.9	(9.6)	–	13.0
6M19 (CHF million)
Net revenues	2,855	2,786	1,767	3,025	810	(275)	10,968
Real estate gains	(117)	(13)	0	0	0	25	(105)
Net revenues adjusted	2,738	2,773	1,767	3,025	810	(250)	10,863
Provision for credit losses	39	19	16	13	9	10	106
Total operating expenses	1,612	1,800	1,331	2,373	888	494	8,498
Major litigation provisions	(3)	27	0	0	0	(59)	(35)
Expenses related to real estate disposals	(10)	(12)	0	(17)	(12)	0	(51)
Total operating expenses adjusted	1,599	1,815	1,331	2,356	876	435	8,412
Income/(loss) before taxes	1,204	967	420	639	(87)	(779)	2,364
Total adjustments	(104)	(28)	0	17	12	84	(19)
Adjusted income/(loss) before taxes	1,100	939	420	656	(75)	(695)	2,345
Adjusted return on regulatory capital (%)	17.0	31.3	15.3	10.3	(4.1)	–	10.5
Employees and other headcount
Employees and other headcount
end of	2Q20	1Q20	2Q19
Employees (full-time equivalents)
Swiss Universal Bank	13,040	13,090	12,190
International Wealth Management	10,220	10,270	10,120
Asia Pacific	8,290	8,220	7,800
Global Markets	12,910	12,530	11,830
Investment Banking & Capital Markets	3,260	3,320	3,090
Corporate Center	1,080	1,070	1,330
Total employees	48,800	48,500	46,360
Other headcount
Outsourced roles, contractors and consultants [1]	12,770	12,790	13,180
Total employees and other headcount	61,570	61,290	59,540
1 Excludes the headcount of certain managed service resources which are related to fixed fee projects.
In 1Q20, as part of a review of headcount allocation keys, we recalibrated the divisional allocations for corporate function services mainly relating to changes in the utilization of corporate function services by the divisions. Prior period headcount allocations have not been restated.
There were 48,800 Group employees as of the end of 2Q20, a net increase of 300 compared to 1Q20, primarily reflecting increases in Global Markets and Asia Pacific, partially offset by decreases in Investment Banking & Capital Markets, Swiss Universal Bank and International Wealth Management. The number of outsourced roles, contractors and consultants decreased by 20 compared to 1Q20.

Strategic announcement
On July 30, 2020, we announced that the Board of Directors had resolved to introduce a series of measures designed to propel further growth while building on our strong performance in 2Q20. The Board of Directors has reaffirmed the existing Group strategy to be a leading wealth manager with strong global investment banking capabilities and approved a series of key strategic growth initiatives designed to build on our existing performance following the successfully completed three-year restructuring program from 2015 through 2018.
Organizational structure changes and investment initiatives
To support the execution of the strategy, effective August 1, 2020 we will create a single, globally-integrated Investment Bank division through the combination of our existing Global Markets, Investment Banking & Capital Markets and Asia Pacific – Markets businesses to achieve critical scale. We will launch a new Sustainability, Research & Investment Solutions (SRI) function at the Executive Board level, underlining the sharpened focus on sustainability. We will combine our existing Risk Management and Compliance functions into a single integrated Chief Risk and Compliance Officer function to unlock potential global synergies. We will introduce certain refinements and investments in growth measures in our Swiss Universal Bank, International Wealth Management and Asia Pacific divisions. In addition, we expect to generate run-rate savings of approximately CHF 400 million per annum from 2022 onwards as a result of these measures, releasing resources for growth investments across our businesses. The pace of reinvestment of these resources will depend on the economic and market environment.
The Investment Bank division will be based on a platform built on sales and trading, underwriting and advisory and will include the creation of a Global Trading Solutions (GTS) unit through the combination of the existing successful businesses of International Trading Solutions (ITS) and Asia Pacific Solutions. We intend to capture growth opportunities through investments in a capital-light advisory franchise with a focus on the technology and health care sectors and to enhance Environmental, Social and Governance (ESG) underwriting and advisory with the support of SRI.
The creation of the SRI function at the Executive Board level is intended to develop innovative advisory, investment and capital market solutions in the ESG space across our wealth management, corporate and institutional clients base, including a goal to provide at least CHF 300 billion of financing over the next 10 years to develop green energy, lower-carbon solutions and projects. We plan to tighten our financing guidelines around coal mining, coal power, arctic oil and gas production and other fossil fuel industries. The function will be formed through the combination of our existing teams from Impact Advisory & Finance, Investment Solutions & Products and Global Markets and Asia Pacific Equity Research as well as Marketing and Branding. SRI will receive Board of Directors level oversight through the appointment of Iris Bohnet as our Board of Directors Sustainability Leader. Ms. Bohnet has been a member of the Board of Directors since 2012.
The combination of our existing Risk Management and Compliance functions is intended to build on existing progress to further enhance the effectiveness and efficiency of our control environment amid stricter regulatory frameworks. We plan to implement a less complex operating model for improved coordination, faster decision-making and reduced fragmentation and plan further investments for enhanced scalability of technology and data platforms.
In the Swiss Universal Bank division, we plan to build on our market position through select investment in relationship managers and deepening our product offering through tailor-made solutions. We intend to transform our high-tech business through the development of Direct Banking and accelerated front-to-back digitalization processes and will further optimize and improve collaboration with subsidiaries, joint venture partners and financial technology companies to tap into incremental growth and efficiency opportunities with a medium-term goal of reducing our cost/income ratio from high-50s to mid-50s.
In International Wealth Management, we aim to double the revenue growth contribution from our strategic clients from 2020 to 2022 compared to 2016 to 2018 by expanding the targeted population of such clients. We plan to implement more systematic solution delivery through the institutionalization of bespoke solutions in collaboration with GTS, SRI and the Investment Bank, including through the creation of the International Financing Group.
In Asia Pacific, we intend to deepen our onshore franchises in faster-growing markets, including acceleration of our build-out in China with the aim to take full ownership of our securities joint venture, Credit Suisse Founder Securities Limited, and developing full onshore capabilities. We also aim to broaden our successful coverage of UHNW and entrepreneur clients and grow wealth-linked client solutions, with a focus on financing capabilities and mandates.
Reflecting the new management structure, beginning in the third quarter of 2020, our financial reporting will be presented as four reporting segments plus the Corporate Center.
Management changes
With effect from August 1, 2020, the composition of the Executive Board will be as follows:
■ Thomas Gottstein, CEO;
■ Andre Helfenstein, Swiss Universal Bank;
■ Philipp Wehle, International Wealth Management;
■ Helman Sitohang, Asia Pacific;
■ Brian Chin, Investment Bank;
■ David Mathers, Chief Financial Officer;
■ James Walker, Chief Operating Officer;
■ Lara Warner, Group Chief Risk and Compliance Officer;
■ Romeo Cerutti, General Counsel;
■ Antoinette Poschung, Human Resources; and
■ Lydie Hudson, Sustainability, Research & Investment Solutions.

Following these changes, David Miller will step down from the Executive Board to lead Advisory and Capital Markets within the Investment Bank division.
Financial ambitions and certain management actions
The measures announced today allow us to reconfirm and/or update a series of financial ambitions as follows:
■ Achieve a return on tangible equity of 10% to 12% in the medium term, in a normalized environment, subject to market and economic conditions;
■ Maintain a CET1 capital ratio of approximately 12% by end-2020, prior to the final impact of the Basel III reforms, subject to market and economic conditions;
■ Maintain a CET1 leverage ratio of approximately 4% by end-2020, including cash held at central banks;
■ Allocate approximately one third of Group capital deployed to the Investment Bank and approximately two thirds to our wealth management businesses of Swiss Universal Bank, International Wealth Management and Asia Pacific under our new structure as well as the Corporate Center;
■ Intend to propose a second dividend distribution for the financial year 2019, subject to the approval of our shareholders at an Extraordinary General Meeting on November 27, 2020 and subject to market and economic conditions;
■ Review of the share buyback program intended by the Board of Directors subsequent to the Extraordinary General Meeting, subject to market and economic conditions;
■ Expect to distribute to shareholders at least 50% of net income in the medium term, in a normalized environment, subject to market and economic conditions;
■ Expect to increase sustainable ordinary dividend by at least 5% per annum in the medium term; and
■ Achieve in the medium term, a goal of greater than 20% return on regulatory capital across Asia Pacific, International Wealth Management and Swiss Universal Bank collectively, and greater than 10% for the Investment Bank.
These objectives and actions are expected to be achieved with the support of a continued productivity program as follows:
■ Expect adjusted operating expenses of CHF 16.0 – 16.5 billion for 2020, depending on market and economic conditions;
■ Achieve run-rate savings of approximately CHF 400 million per annum from 2022 onwards as a result of the above measures taken, allowing for reinvestment in full subject to market and economic conditions;
■ Expect total restructuring costs of CHF 300 – 400 million over the duration of the program which is expected to be completed within a year.
Our ambitions often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of these ambitions to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such ambitions are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.
Extraordinary General Meeting
The Group expects to distribute the full dividend amount of CHF 0.2776 as originally proposed to shareholders for the financial year 2019. To this end, the Board of Directors intends to propose a second dividend distribution equal to the first distribution of CHF 0.1388 gross per share for approval by shareholders at an Extraordinary General Meeting to be held on November 27, 2020, subject to market and economic conditions and according to the Ordinance of the Swiss Federal Council regarding measures on combatting the coronavirus.
Other information
COVID-19 and related regulatory measures
Although world markets significantly recovered in May and June as lockdowns and social distancing restrictions induced by the COVID-19 pandemic eased in Europe, the US and Asia, high unemployment and the rise in corporate debt may bring a levelling off in the scale of recovery in the second half of 2020 and during the course of 2021. In addition, the renewed rise in local infection cases in various parts of the world demonstrates that significant downside risks remain, including the reintroduction of economic activity shutdowns in certain regions and otherwise subdued consumer spending and corporate investment activity. We are closely monitoring the spread of COVID-19 and the effects on our operations and business, including through the reassessment of financial plans and the development of stress scenarios that take into account potential additional negative impacts.
> Refer to “Other information” and “Risk factor” in I – Credit Suisse results – Credit Suisse in the Credit Suisse Financial Report 1Q20 for a discussion of other developments pertaining to COVID-19 and further information.
The Swiss government, the Swiss National Bank and the Swiss Financial Market Supervisory Authority FINMA (FINMA) have already taken various measures to mitigate the consequences for the economy and the financial system. Governments and regulators in other jurisdictions where we have operations have also taken a number of emergency and temporary measures to address the financial and economic pressures arising from the COVID-19 pandemic.

In May 2020, FINMA announced the extension of the temporary exclusion of central bank reserves from leverage ratio calculations that took effect in March 2020. The end date of the exemption was extended from July 1, 2020 to January 1, 2021, while the definition of the exclusion remained unchanged. The exclusion applies to deposits with all central banks globally, and thus not only to deposits held with the Swiss National Bank. For banks whose shareholders approved dividends or other similar distributions relating to 2019 after March 25, 2020, or who plan to seek such shareholder approval, the capital relief relating to the leverage ratio will be reduced. Accordingly, the capital relief applicable to Credit Suisse is adjusted to account for the dividend paid in 2Q20 and the planned dividend payment in 4Q20.
In April 2020, FINMA allowed a temporary freeze on backtesting exceptions impacting the capital multiplier, expiring on July 1, 2020. In June 2020, FINMA confirmed that (i) all recent exceptions that are proven by the institution as not attributable to a lack of precision of the risk aggregation model can be disregarded; and (ii) the exemption will be fundamentally incorporated into future supervisory practice. As a result, we had one backtesting exception in our regulatory VaR model in the rolling 12-month period through the end of 2Q20, which is considered for the calculation of the capital multiplier.
Cancellation of shares
In July 2020, we cancelled 108.3 million common shares, which we bought back under the 2019 and 2020 share buyback programs. The cancellation of the shares was approved at the Annual General Meeting on April 30, 2020.
Equity investment in Pfandbriefbank
In 2Q20, as a result of a corporate action by Pfandbriefbank, we have revalued the shares we hold in Pfandbriefbank under the measurement alternative principle in accordance with accounting principles generally accepted in the US (US GAAP) in respect of this equity investment. This resulted in a gain before taxes of CHF 134 million, which was recognized in the divisional results of Swiss Universal Bank.
Goodwill
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. On July 30, 2020, the Group announced an updated strategy and related organizational changes, which included the introduction of a new segment structure with an effective date of August 1, 2020. Under the prior structure, the reporting units were Swiss Universal Bank – Private Clients, Swiss Universal Bank – Corporate & Institutional Banking, International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific – Wealth Management & Connected, Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets. As a result of the organizational changes, the Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets reporting units will be combined into one new reporting unit named Investment Bank.
The anticipated announcement of the strategy and organizational changes represented a triggering event for goodwill impairment testing purposes and under US GAAP goodwill has to be tested for impairment before and immediately after a reorganization of reporting units. The goodwill impairment test performed was to evaluate whether or not a subsequent event for 2Q20 disclosure purposes had occurred rather than a test to determine if an impairment was required for June 2020.
Based on this goodwill impairment analysis, the Group concluded that there would be no impairment necessary for its Global Markets, Investment Banking & Capital Markets and Asia Pacific – Markets reporting units under the current reporting structure as the estimated fair value of these reporting units exceeded their related carrying values by 11%, 13% and 6%, respectively. The goodwill allocated to these reporting units became more sensitive to an impairment due to the higher implied costs of equity due to the greater economic uncertainty resulting from the COVID-19 pandemic.
The Group additionally considered the potential of impairment of the new reporting unit named Investment Bank. The estimated fair value of the reporting unit, based on pro-forma financial plans, substantially exceeds its related carrying value. The five-year strategic business plan used to derive the fair value included management’s assumptions as to when normalized market conditions would return as well as subsequent continued revenue growth.
The approach for determining the carrying value and estimating the fair values of the reporting units was applied consistently for both the current reporting structure and the new reporting structure.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its latest five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.

The Group engaged the services of an independent valuation specialist to assist in the valuation of the Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets reporting units under the current structure and the Investment Bank reporting unit under the new reporting structure as of June 30, 2020. The valuations were performed using a combination of the market approach and income approach.
The results of the impairment evaluation of each reporting unit’s goodwill under the new reporting structure, in particular for the Investment Bank reporting unit, would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes or the future outlook adversely differ from management’s best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance. Certain reclassifications have been made to prior periods to conform to the current presentation.
Awards
Credit Suisse received a number of significant Euromoney Awards for Excellence 2020, including:
■ Switzerland’s Best Bank;
■ Switzerland’s Best Investment Bank;
■ Asia’s Bank for Wealth Management;
■ Best Bank for Wealth Management in Latin America;
■ Best Bank for Wealth Management in Central and Eastern Europe;
■ Asia’s Best Bank for Wealth Management; and
■ Excellence in Leadership in Western Europe.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of leverage exposure. Return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
As of the end of 2Q20, 37% and 25% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. As of the end of 2Q20, total assets at fair value recorded as level 3 decreased CHF 1.5 billion to CHF 18.1 billion compared to the end of 1Q20, primarily reflecting net realized/unrealized losses, mainly in trading assets, a negative foreign exchange impact and net settlements, mainly in loans and loans held-for-sale.
As of the end of 2Q20, our level 3 assets comprised 2% of total assets and 6% of total assets measured at fair value, compared to 2% and 7% as of the end of 1Q20.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
> Refer to “Fair valuations” in II –Operating and financial review – Credit Suisse in the Credit Suisse Annual Report 2019 and “Note 30 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.

Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
The Swiss Financial Market Supervisory Authority FINMA (FINMA) granted both BX Swiss AG and the SIX Swiss Exchange (SIX) Exchange Regulation AG a license as reviewing bodies for prospectuses with effect from June 1, 2020. The reviewing bodies are regulated under the Financial Services Act (FinSA) and tasked with reviewing and approving the prospectuses published in connection with a public offer of securities or the admission of securities to trading on a trading venue in Switzerland. Subject to certain exemptions, the publication of approved prospectuses will be mandatory from December 1, 2020 onwards for issuers of securities, provided a public offer or admission to trading is intended in Switzerland. Further, with effect from July 20, 2020 FINMA authorized BX Swiss AG as the first registration body for investment advisors under FinSA. The registration bodies maintain a register of investment advisers as provided for under FinSA. Investment advisers of Swiss financial service providers that are not subject to prudential supervision and advisers of foreign financial service providers that provide their services in Switzerland must register with a registration body (subject to certain exemptions). The registration bodies are tasked with ensuring that the investment advisers have completed the necessary training and further education measures required under FinSA for the provision of advisory services in Switzerland.
On June 15, 2020, the UK confirmed to the EU its decision not to extend the current transition period following its withdrawal from the EU on January 31, 2020. The transition period is therefore expected to end on December 31, 2020. Negotiations are ongoing concerning the proposed economic partnership between the UK and the EU that is intended to govern their future relationship starting January 1, 2021. The outcome of such negotiations remains uncertain.
On June 19, 2020, the Swiss Parliament adopted a number of substantial amendments to the Swiss corporate law set out under the Swiss Code of Obligations. The amendments include changes relating to share capital, corporate governance, shareholder rights, obligations of a company in case of financial distress, a transfer of the regulations of the Swiss Ordinance Against Excessive Compensation with respect to Listed Corporations (Compensation Ordinance) into general Swiss corporate law, and "comply or explain" disclosure obligations regarding gender diversity at the board and executive board level of large Swiss listed companies, including Credit Suisse Group AG. The effective date of the new law will be announced at a later point in time, following which there will be a transition period to allow companies time to implement any necessary changes as a result of the updated requirements.
As discussed in our Annual Report 2019, certain of our subsidiaries are subject to the margin rules for uncleared swaps of the Commodity Futures Trading Commission (CFTC) and/or the margin rules for uncleared swaps and security-based swaps of the US Prudential Regulators, including the Board of Governors of the Federal Reserve System (Fed). Both of these margin rules are following a phased implementation schedule. In light of implementation issues posed by the COVID-19 pandemic, the CFTC and Prudential Regulators adopted interim final rules on May 28, 2020 and June 25, 2020, respectively, to delay the compliance date until September 1, 2021 for market participants with group-wide notional derivatives exposure during the preceding March, April and May exceeding USD 50 billion. On June 25, 2020, the Prudential Regulators also adopted an interim final rule and the CFTC proposed rules that delay the compliance date for market participants with group-wide notional derivatives exposure during the preceding March, April and May of at least USD 8 billion until September 1, 2022. These delays avoid the potential for market disruption in September 2020, but the broad expansion of initial margin requirements on September 1, 2021 and September 1, 2022 could have a significant adverse impact on our OTC derivatives business because of the large number of affected counterparties that might need to enter into new documentation and upgrade their systems in order to comply.
The Prudential Regulators’ June 25, 2020 final rule also clarifies that certain amendments to uncleared swaps and security-based swaps entered into prior to the relevant compliance dates (i.e., legacy swaps), including amendments to address the upcoming discontinuation of the London Interbank Offered Rate, generally will not trigger margin rules for those swaps. The final rule will therefore facilitate the transition to new risk-free rates. Further, the final rule exempts most non-U.S. swap dealers subject to the Prudential Regulators’ margin rules, including Credit Suisse International (CSI), from collecting initial margin on uncleared swaps with affiliates. Thus, our US subsidiaries trading swaps with CSI will be alleviated of the burden of initial margin requirements, thereby increasing the efficient use of their assets.
On June 25, 2020, the five federal agencies responsible for administration of the so called “Volcker Rule” finalized amendments to provide new exclusions from the definition of a covered fund and offer certainty, clarity and flexibility for foreign banking organizations to engage in funds-related activities. The revised rule will become effective October 1, 2020, with compliance required by that date. The Volcker Rule is highly complex and may be subject to further rulemaking, regulatory interpretation and guidance, and its full impact will not be known with certainty for some time.

On June 25, 2020, the Fed released the results of its supervisory stress test, as implemented pursuant to the Dodd-Frank Act. Our US intermediate holding company (IHC) was projected to maintain capital ratios above minimum regulatory requirements under all scenarios in all quarters. In addition to its normal stress test, the Fed conducted a sensitivity analysis to assess the resiliency of Comprehensive Capital Analysis and Review (CCAR) firms under COVID-19-related downside scenarios. As a result of that analysis, the Fed announced that it would be requiring all CCAR firms to update and resubmit their capital plans. In addition, the Fed announced it “will not be objecting to five foreign banks whose capital planning practices were evaluated as part of the stress tests,” which included our US IHC, meaning our US IHC will no longer be subject to a possible qualitative objection for the 2021 CCAR cycle onwards.
In June 2020, the Swiss Parliament adopted a reform of the Federal Act on the International Automatic Exchange of Information in Tax Matters. The aim of the reform was to implement certain recommendations of the Global Forum on Transparency and Exchange of Information for Tax Purposes (Global Forum) after the Global Forum's review of the Swiss automatic exchange of information legal framework. The amendments include modifications to a bank's diligence obligations, including with respect to the opening of bank accounts and document retention. The law is subject to an optional referendum. If no referendum is called by October 8, 2020, the Federal Council will set the date for the law to enter into effect, which is expected to be January 1, 2021.
In June 2020, the Swiss parliament implemented the current practice of the Swiss tax authorities and the Swiss Supreme Court with respect to the tax-deductibility of financial sanctions in the Federal Act on Tax Treatment of Financial Sanctions. Namely, as far as a financial sanction has a profit-absorbing element that can be proven, the relevant part of the sanction may be tax-deductible, but as far as a sanction has a penal character, such amount cannot be deducted for tax purposes. However, the law further adds the possibility of deducting a foreign penal sanction if it can be proven that such sanction violates the Swiss public order or if the company demonstrates that it has taken all reasonable steps to comply with the law. The law is subject to an optional referendum. If no referendum is called by October 8, 2020, the Federal Council will set the date for the law to enter into effect, which is expected to be January 1, 2021.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2019 for further information and “Regulatory framework” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management for further information.

Swiss Universal Bank
In 2Q20, we reported income before taxes of CHF 687 million and net revenues of CHF 1,504 million. Income before taxes increased 5% compared to 2Q19 and 17% compared to 1Q20.
Results summary
2Q20 results
In 2Q20, income before taxes of CHF 687 million increased 5% compared to 2Q19. Net revenues of CHF 1,504 million increased slightly, mainly driven by the Pfandbriefbank equity investment revaluation gain of CHF 134 million reflected in other revenues in Private Clients, partially offset by lower recurring commissions and fees. 2Q19 included gains on the sale of real estate of CHF 87 million in Private Clients reflected in other revenues as well as a regular and a special dividend from our ownership interest in SIX Group totaling CHF 35 million reflected in transaction-based revenues. Provision for credit losses was CHF 30 million compared to CHF 10 million in 2Q19. Total operating expenses of CHF 787 million decreased slightly, driven by lower general and administrative expenses.
Compared to 1Q20, income before taxes increased 17%. Net revenues were stable, with lower transaction-based revenues and lower recurring commissions and fees, offset by higher other revenues mainly reflecting the Pfandbriefbank equity investment revaluation gain. 1Q20 included a gain related to the completed transfer of the InvestLab fund platform to Allfunds Group of CHF 25 million in Corporate & Institutional Clients reflected in other revenues. Provision for credit losses was CHF 30 million compared to CHF 124 million in 1Q20. Total operating expenses were stable.
The COVID-19 pandemic is expected to have continued negative effects on major economies globally and is likely to keep adversely affecting our business performance, including a potentially significant impact on credit losses, in the second half of 2020 and going forward.
> Refer to “Credit Suisse” for further information.
Capital and leverage metrics
As of the end of 2Q20, we reported RWA of CHF 82.6 billion, CHF 2.3 billion higher compared to the end of 1Q20, mainly related to internal model and parameter updates driven by a regular data update pertaining to the advanced CVA model, primarily due to increased market volatility. Leverage exposure of CHF 271.9 billion was CHF 2.5 billion higher compared to the end of 1Q20, mainly driven by an increase in high-quality liquid assets (HQLA) and business growth.
Divisional results
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Statements of operations (CHF million)
Net revenues	1,504	1,509	1,476	0	2	3,013	2,855	6
Provision for credit losses	30	124	10	(76)	200	154	39	295
Compensation and benefits	494	495	492	0	0	989	967	2
General and administrative expenses	243	245	270	(1)	(10)	488	540	(10)
Commission expenses	50	56	50	(11)	0	106	105	1
Total other operating expenses	293	301	320	(3)	(8)	594	645	(8)
Total operating expenses	787	796	812	(1)	(3)	1,583	1,612	(2)
Income before taxes	687	589	654	17	5	1,276	1,204	6
Statement of operations metrics (%)
Return on regulatory capital	20.3	17.7	20.1	–	–	19.0	18.6	–
Cost/income ratio	52.3	52.8	55.0	–	–	52.5	56.5	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	13,040	13,090	12,190	0	7	13,040	12,190	7
Number of relationship managers	1,810	1,810	1,810	0	0	1,810	1,810	0

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Net revenue detail (CHF million)
Private Clients	856	798	828	7	3	1,654	1,570	5
Corporate & Institutional Clients	648	711	648	(9)	0	1,359	1,285	6
Net revenues	1,504	1,509	1,476	0	2	3,013	2,855	6
Net revenue detail (CHF million)
Net interest income	732	738	722	(1)	1	1,470	1,441	2
Recurring commissions and fees	347	374	367	(7)	(5)	721	726	(1)
Transaction-based revenues	311	385	315	(19)	(1)	696	603	15
Other revenues	114	12	72	–	58	126	85	48
Net revenues	1,504	1,509	1,476	0	2	3,013	2,855	6
Balance sheet statistics (CHF million)
Total assets	239,966	237,733	229,705	1	4	239,966	229,705	4
Net loans	173,787	174,160	170,835	0	2	173,787	170,835	2
of which Private Clients	117,514	117,000	115,113	0	2	117,514	115,113	2
Risk-weighted assets	82,597	80,293	76,973	3	7	82,597	76,973	7
Leverage exposure	271,868	269,324	261,165	1	4	271,868	261,165	4
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	2Q20	1Q20	2Q19	2Q20	1Q20	2Q19	2Q20	1Q20	2Q19
Adjusted results (CHF million)
Net revenues	856	798	828	648	711	648	1,504	1,509	1,476
Real estate gains	0	0	(87)	0	0	0	0	0	(87)
Adjusted net revenues	856	798	741	648	711	648	1,504	1,509	1,389
Provision for credit losses	28	12	10	2	112	0	30	124	10
Total operating expenses	462	475	462	325	321	350	787	796	812
Major litigation provisions	0	0	0	0	(1)	(3)	0	(1)	(3)
Adjusted total operating expenses	462	475	462	325	320	347	787	795	809
Income before taxes	366	311	356	321	278	298	687	589	654
Total adjustments	0	0	(87)	0	1	3	0	1	(84)
Adjusted income before taxes	366	311	269	321	279	301	687	590	570
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	20.3	17.7	17.5
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	6M20	6M19	6M20	6M19	6M20	6M19
Adjusted results (CHF million)
Net revenues	1,654	1,570	1,359	1,285	3,013	2,855
Real estate gains	0	(117)	0	0	0	(117)
Adjusted net revenues	1,654	1,453	1,359	1,285	3,013	2,738
Provision for credit losses	40	21	114	18	154	39
Total operating expenses	937	920	646	692	1,583	1,612
Major litigation provisions	0	0	(1)	(3)	(1)	(3)
Expenses related to real estate disposals	0	(7)	0	(3)	0	(10)
Adjusted total operating expenses	937	913	645	686	1,582	1,599
Income before taxes	677	629	599	575	1,276	1,204
Total adjustments	0	(110)	1	6	1	(104)
Adjusted income before taxes	677	519	600	581	1,277	1,100
Adjusted return on regulatory capital (%)	–	–	–	–	19.0	17.0
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Clients
Results details
In 2Q20, income before taxes of CHF 366 million increased slightly compared to 2Q19, driven by slightly higher net revenues, partially offset by higher provision for credit losses. Compared to 1Q20, income before taxes increased 18%, reflecting higher net revenues and slightly lower total operating expenses, partially offset by higher provision for credit losses.
Net revenues
Compared to 2Q19, net revenues of CHF 856 million increased slightly, mainly reflecting higher other revenues due to the Pfandbriefbank equity investment revaluation gain of CHF 134 million, partially offset by lower recurring commissions and fees. 2Q19 included the gains on the sale of real estate of CHF 87 million reflected in other revenues. Net interest income of CHF 428 million increased slightly, with stable loan margins on slightly higher average loan volumes and higher deposit margins on slightly lower average deposit volumes, partially offset by lower treasury revenues. Recurring commissions and fees of CHF 179 million decreased 11%, primarily reflecting lower revenues from our investment in Swisscard and lower banking services fees. Transaction-based revenues of CHF 118 million decreased slightly, driven by lower equity participations income, which included a lower dividend from SIX Group, and lower corporate advisory fees, partially offset by higher brokerage and product issuing fees. 2Q19 included a regular and a special dividend from SIX Group totaling CHF 17 million.
Compared to 1Q20, net revenues increased 7%, mainly driven by higher other revenues reflecting the Pfandbriefbank equity investment revaluation gain, partially offset by lower transaction-based revenues, lower recurring commissions and fees and slightly lower net interest income. Transaction-based revenues decreased 24%, mainly due to lower client activity and lower revenues from International Trading Solutions (ITS). Recurring commissions and fees decreased 12%, driven by lower banking services fees and lower revenues from our investment in Swisscard. Net interest income decreased slightly, with lower treasury revenues and slightly lower loan margins on stable average loan volumes, partially offset by higher deposit margins on slightly higher average deposit volumes.

Results - Private Clients
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Statements of operations (CHF million)
Net revenues	856	798	828	7	3	1,654	1,570	5
Provision for credit losses	28	12	10	133	180	40	21	90
Compensation and benefits	286	290	276	(1)	4	576	542	6
General and administrative expenses	155	161	162	(4)	(4)	316	329	(4)
Commission expenses	21	24	24	(13)	(13)	45	49	(8)
Total other operating expenses	176	185	186	(5)	(5)	361	378	(4)
Total operating expenses	462	475	462	(3)	0	937	920	2
Income before taxes	366	311	356	18	3	677	629	8
Statement of operations metrics (%)
Cost/income ratio	54.0	59.5	55.8	–	–	56.7	58.6	–
Net revenue detail (CHF million)
Net interest income	428	441	419	(3)	2	869	831	5
Recurring commissions and fees	179	204	202	(12)	(11)	383	401	(4)
Transaction-based revenues	118	155	120	(24)	(2)	273	221	24
Other revenues	131	(2)	87	–	51	129	117	10
Net revenues	856	798	828	7	3	1,654	1,570	5
Margins on assets under management (annualized) (bp)
Gross margin [1]	171	151	156	–	–	161	150	–
Net margin [2]	73	59	67	–	–	66	60	–
Number of relationship managers
Number of relationship managers	1,330	1,320	1,290	1	3	1,330	1,290	3
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 2Q20, Private Clients recorded provision for credit losses of CHF 28 million compared to provision for credit losses of CHF 10 million in 2Q19 and CHF 12 million in 1Q20. The provisions were primarily related to our consumer finance business.
Total operating expenses
Compared to 2Q19, total operating expenses of CHF 462 million were stable, with higher compensation and benefits offset by lower general and administrative expenses. Compensation and benefits of CHF 286 million increased 4%, driven by higher allocated corporate function costs and higher pension expenses, partially offset by lower social security expenses and slightly lower salary expenses. General and administrative expenses of CHF 155 million decreased 4%, mainly reflecting lower allocated corporate function costs, partially offset by higher occupancy expenses.
Compared to 1Q20, total operating expenses decreased slightly, driven by lower general and administrative expenses. General and administrative expenses decreased 4%, mainly reflecting lower advertising and marketing expenses and lower allocated corporate function costs, partially offset by higher professional services fees and higher occupancy expenses. Compensation and benefits were stable, with lower social security expenses and lower salary expenses offset by higher allocated corporate function costs and higher discretionary compensation expenses.
Margins
Our gross margin was 171 basis points in 2Q20, an increase of 15 basis points compared to 2Q19, primarily reflecting lower average assets under management and the Pfandbriefbank equity investment revaluation gain, partially offset by lower recurring commissions and fees. Compared to 1Q20, our gross margin was 20 basis points higher, mainly reflecting the Pfandbriefbank equity investment revaluation gain and lower average assets under management, partially offset by lower transaction-based revenues and lower recurring commissions and fees.
> Refer to “Assets under management” for further information.
Our net margin was 73 basis points in 2Q20, an increase of six basis points compared to 2Q19, reflecting higher net revenues and lower average assets under management, partially offset by higher provision for credit losses. Compared to 1Q20, our net margin was 14 basis points higher, reflecting higher net revenues, lower average assets under management and slightly lower total operating expenses, partially offset by higher provision for credit losses.

Assets under management
As of the end of 2Q20, assets under management of CHF 201.8 billion were CHF 7.0 billion higher compared to the end of 1Q20, mainly due to favorable market movements, partially offset by net asset outflows. Net asset outflows of CHF 1.6 billion were primarily driven by deleveraging in the ultra-high-net-worth (UHNW) client segment.
Assets under management – Private Clients
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Assets under management (CHF billion)
Assets under management	201.8	194.8	214.7	3.6	(6.0)	201.8	214.7	(6.0)
Average assets under management	200.2	210.7	212.9	(5.0)	(6.0)	205.5	210.0	(2.1)
Assets under management by currency (CHF billion)
USD	34.2	34.1	33.2	0.3	3.0	34.2	33.2	3.0
EUR	17.9	17.1	20.7	4.7	(13.5)	17.9	20.7	(13.5)
CHF	141.9	136.5	151.3	4.0	(6.2)	141.9	151.3	(6.2)
Other	7.8	7.1	9.5	9.9	(17.9)	7.8	9.5	(17.9)
Assets under management	201.8	194.8	214.7	3.6	(6.0)	201.8	214.7	(6.0)
Growth in assets under management (CHF billion)
Net new assets	(1.6)	(4.2)	1.2	–	–	(5.8)	4.5	–
Other effects	8.6	(18.6)	2.8	–	–	(10.0)	12.2	–
of which market movements	9.2	(17.2)	3.9	–	–	(8.0)	13.3	–
of which foreign exchange	(0.4)	(1.2)	(1.1)	–	–	(1.6)	(0.7)	–
of which other	(0.2)	(0.2)	0.0	–	–	(0.4)	(0.4)	–
Growth in assets under management	7.0	(22.8)	4.0	–	–	(15.8)	16.7	–
Growth in assets under management (annualized) (%)
Net new assets	(3.3)	(7.7)	2.3	–	–	(5.3)	4.5	–
Other effects	17.7	(34.2)	5.3	–	–	(9.2)	12.4	–
Growth in assets under management (annualized)	14.4	(41.9)	7.6	–	–	(14.5)	16.9	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	(3.2)	(1.9)	2.1	–	–	–	–	–
Other effects	(2.8)	(5.6)	1.2	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	(6.0)	(7.5)	3.3	–	–	–	–	–

Corporate & Institutional Clients
Results details
In 2Q20, income before taxes of CHF 321 million increased 8% compared to 2Q19, driven by lower total operating expenses. Compared to 1Q20, income before taxes increased 15%, mainly reflecting lower provision for credit losses, partially offset by lower net revenues.
Net revenues
Compared to 2Q19, net revenues of CHF 648 million were stable. Recurring commissions and fees of CHF 168 million increased slightly, reflecting higher fees from lending activities, partially offset by lower banking services fees. Net interest income of CHF 304 million was stable, with higher treasury revenues offset by lower loan margins on slightly higher average loan volumes and lower deposit margins on slightly lower average deposit volumes. Transaction-based revenues of CHF 193 million were stable, with lower equity participations income, which included a lower dividend from SIX Group, and lower fees from foreign exchange client business, offset by higher revenues from ITS and higher revenues from our Swiss investment banking business. 2Q19 included a regular and a special dividend from SIX Group totaling CHF 18 million.
Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Statements of operations (CHF million)
Net revenues	648	711	648	(9)	0	1,359	1,285	6
Provision for credit losses	2	112	0	(98)	–	114	18	–
Compensation and benefits	208	205	216	1	(4)	413	425	(3)
General and administrative expenses	88	84	108	5	(19)	172	211	(18)
Commission expenses	29	32	26	(9)	12	61	56	9
Total other operating expenses	117	116	134	1	(13)	233	267	(13)
Total operating expenses	325	321	350	1	(7)	646	692	(7)
Income before taxes	321	278	298	15	8	599	575	4
Statement of operations metrics (%)
Cost/income ratio	50.2	45.1	54.0	–	–	47.5	53.9	–
Net revenue detail (CHF million)
Net interest income	304	297	303	2	0	601	610	(1)
Recurring commissions and fees	168	170	165	(1)	2	338	325	4
Transaction-based revenues	193	230	195	(16)	(1)	423	382	11
Other revenues	(17)	14	(15)	–	13	(3)	(32)	(91)
Net revenues	648	711	648	(9)	0	1,359	1,285	6
Number of relationship managers
Number of relationship managers	480	490	520	(2)	(8)	480	520	(8)
Compared to 1Q20, net revenues decreased 9%, mainly reflecting lower transaction-based revenues and lower other revenues, partially offset by slightly higher net interest income. 1Q20 included the gain related to the completed transfer of the InvestLab fund platform of CHF 25 million reflected in other revenues. Transaction-based revenues decreased 16%, mainly due to lower revenues from ITS. Recurring commissions and fees were stable. Net interest income increased slightly, with higher treasury revenues and higher loan margins on slightly higher average loan volumes, partially offset by lower deposit margins on stable average deposit volumes.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 2Q20, Corporate & Institutional Clients recorded provision for credit losses of CHF 2 million compared to zero in 2Q19 and CHF 112 million in 1Q20.

Total operating expenses
Compared to 2Q19, total operating expenses of CHF 325 million decreased 7%, driven by lower general and administrative expenses and lower compensation and benefits. General and administrative expenses of CHF 88 million decreased 19%, primarily reflecting lower allocated corporate function costs. Compensation and benefits of CHF 208 million decreased 4%, driven by lower allocated corporate function costs, lower salary expenses and decreased pension expenses, partially offset by higher social security expenses.
Compared to 1Q20, total operating expenses were stable, with higher general and administrative expenses offset by lower commission expenses. General and administrative expenses increased 5%, driven by higher allocated corporate function costs. Compensation and benefits were stable, mainly reflecting higher social security expenses and higher discretionary compensation expenses, offset by lower allocated corporate function costs and lower pension expenses.
Assets under management
As of the end of 2Q20, assets under management of CHF 427.4 billion were CHF 22.1 billion higher compared to the end of 1Q20, mainly driven by favorable market movements. Net new assets of CHF 1.6 billion mainly reflected inflows from our pension business.

International Wealth Management
In 2Q20, we reported income before taxes of CHF 348 million and net revenues of CHF 1,274 million. Income before taxes decreased 22% and 35% compared to 2Q19 and 1Q20, respectively.
Results summary
2Q20 results
In 2Q20, income before taxes of CHF 348 million decreased 22% compared to 2Q19. Net revenues of CHF 1,274 million were 7% lower, driven by lower transaction- and performance-based revenues, lower recurring commissions and fees and lower net interest income. This was partially offset by significantly higher other revenues, mainly reflecting higher investment-related gains in Asset Management. 2Q19 included a gain on a partial sale of an economic interest in a third-party manager relating to a private equity investment reflected in transaction- and performance-based revenues in Asset Management. Provision for credit losses was CHF 35 million compared to CHF 9 million in 2Q19. Total operating expenses of CHF 891 million decreased slightly, mainly driven by lower general and administrative expenses, primarily reflecting a release of litigation provisions in Private Banking of CHF 32 million, partially offset by slightly higher compensation and benefits.
Compared to 1Q20, income before taxes decreased 35%. Net revenues decreased 15%, driven by lower revenues across all major revenue categories. 1Q20 included the gain related to the transfer of the InvestLab fund platform of CHF 218 million reflected in other revenues in Asset Management and Private Banking. Provision for credit losses was CHF 35 million compared to CHF 39 million in 1Q20. Total operating expenses decreased 4%, mainly reflecting lower general and administrative expenses, primarily due to the release of litigation provisions, partially offset by slightly higher compensation and benefits.
The outlook of our business is uncertain due to the spread of COVID-19. While there have been some short-term benefits from higher market volatility and client trading reflected in our 2Q20 results, the negative effects from distressed equity markets, lower interest rates, the foreign exchange environment and potentially significant credit losses are likely to impact our results for future quarters. Potentially lower assets under management, lower performance fees and investment-related revenues, a shift towards lower risk asset classes and lower transaction volumes would likely continue to impact results in our Asset Management business.
Capital and leverage metrics
As of the end of 2Q20, we reported RWA of CHF 46.2 billion, an increase of CHF 1.2 billion compared to the end of 1Q20, mainly related to internal model and parameter updates, driven by a regular data update pertaining to the advanced CVA model, primarily due to increased market volatility, and methodology and policy changes, reflecting the phase-in of certain Basel III revisions for credit risk, primarily related to SA-CCR, partially offset by movements in risk levels. Leverage exposure of CHF 105.8 billion was CHF 4.4 billion higher compared to the end of 1Q20, mainly driven by an increase in HQLA and business growth.
Divisional results
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Statements of operations (CHF million)
Net revenues	1,274	1,502	1,369	(15)	(7)	2,776	2,786	0
Provision for credit losses	35	39	9	(10)	289	74	19	289
Compensation and benefits	601	590	583	2	3	1,191	1,161	3
General and administrative expenses	236	277	279	(15)	(15)	513	531	(3)
Commission expenses	54	59	54	(8)	0	113	108	5
Total other operating expenses	290	336	333	(14)	(13)	626	639	(2)
Total operating expenses	891	926	916	(4)	(3)	1,817	1,800	1
Income before taxes	348	537	444	(35)	(22)	885	967	(8)
Statement of operations metrics (%)
Return on regulatory capital	21.4	33.9	28.9	–	–	27.6	32.2	–
Cost/income ratio	69.9	61.7	66.9	–	–	65.5	64.6	–
Number of employees (full-time equivalents)
Number of employees	10,220	10,270	10,120	0	1	10,220	10,120	1

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Net revenue detail (CHF million)
Private Banking	919	1,061	989	(13)	(7)	1,980	2,008	(1)
Asset Management	355	441	380	(20)	(7)	796	778	2
Net revenues	1,274	1,502	1,369	(15)	(7)	2,776	2,786	0
Net revenue detail (CHF million)
Net interest income	345	369	372	(7)	(7)	714	742	(4)
Recurring commissions and fees	518	545	553	(5)	(6)	1,063	1,092	(3)
Transaction- and performance-based revenues	350	464	446	(25)	(22)	814	956	(15)
Other revenues	61	124	(2)	(51)	–	185	(4)	–
Net revenues	1,274	1,502	1,369	(15)	(7)	2,776	2,786	0
Balance sheet statistics (CHF million)
Total assets	97,067	93,262	94,591	4	3	97,067	94,591	3
Net loans	50,958	50,412	54,115	1	(6)	50,958	54,115	(6)
of which Private Banking	50,943	50,390	54,103	1	(6)	50,943	54,103	(6)
Risk-weighted assets	46,176	44,949	43,505	3	6	46,176	43,505	6
Leverage exposure	105,828	101,466	101,263	4	5	105,828	101,263	5
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	2Q20	1Q20	2Q19	2Q20	1Q20	2Q19	2Q20	1Q20	2Q19
Adjusted results (CHF million)
Net revenues	919	1,061	989	355	441	380	1,274	1,502	1,369
Real estate gains	0	0	(13)	0	0	0	0	0	(13)
Adjusted net revenues	919	1,061	976	355	441	380	1,274	1,502	1,356
Provision for credit losses	33	39	7	2	0	2	35	39	9
Total operating expenses	618	647	642	273	279	274	891	926	916
Major litigation provisions	32	0	0	0	0	0	32	0	0
Expenses related to real estate disposals	0	1	(2)	0	0	0	0	1	(2)
Adjusted total operating expenses	650	648	640	273	279	274	923	927	914
Income before taxes	268	375	340	80	162	104	348	537	444
Total adjustments	(32)	(1)	(11)	0	0	0	(32)	(1)	(11)
Adjusted income before taxes	236	374	329	80	162	104	316	536	433
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	19.5	33.8	28.2
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Banking		Asset Management		International Wealth Management
in	6M20	6M19	6M20	6M19	6M20	6M19
Adjusted results (CHF million)
Net revenues	1,980	2,008	796	778	2,776	2,786
Real estate gains	0	(13)	0	0	0	(13)
Adjusted net revenues	1,980	1,995	796	778	2,776	2,773
Provision for credit losses	72	17	2	2	74	19
Total operating expenses	1,265	1,249	552	551	1,817	1,800
Major litigation provisions	32	27	0	0	32	27
Expenses related to real estate disposals	1	(10)	0	(2)	1	(12)
Adjusted total operating expenses	1,298	1,266	552	549	1,850	1,815
Income before taxes	643	742	242	225	885	967
Total adjustments	(33)	(30)	0	2	(33)	(28)
Adjusted income before taxes	610	712	242	227	852	939
Adjusted return on regulatory capital (%)	–	–	–	–	26.5	31.3
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
Results details
In 2Q20, income before taxes of CHF 268 million decreased 21% compared to 2Q19, reflecting lower net revenues and higher provision for credit losses, partially offset by lower total operating expenses. Compared to 1Q20, income before taxes decreased 29%, driven by lower net revenues, partially offset by lower total operating expenses.
Net revenues
Compared to 2Q19, net revenues of CHF 919 million decreased 7%, reflecting lower revenues across all major revenue categories. Net interest income of CHF 345 million decreased 7%, mainly reflecting lower loan margins on lower average loan volumes and lower deposit margins on higher average deposit volumes. Recurring commissions and fees of CHF 276 million decreased 6%, primarily reflecting lower investment product management fees and lower discretionary mandate management fees, partially offset by higher fees from lending activities. Transaction- and performance-based revenues of CHF 299 million decreased 4%, driven by losses of CHF 21 million on certain hedging activities, lower equity participations income as 2Q19 included a regular and a special dividend from SIX Group totaling CHF 22 million and decreased corporate advisory fees from integrated solutions. This decrease was partially offset by higher brokerage and product issuing fees and higher revenues from ITS. Other revenues in 2Q19 included a gain on the sale of real estate of CHF 13 million.
Compared to 1Q20, net revenues decreased 13%, reflecting lower revenues across all major revenue categories. Transaction- and performance-based revenues decreased 23%, mainly reflecting lower revenues from ITS and lower client activity. Net interest income decreased 7%, mainly from lower deposit margins on higher average deposit volumes and stable loan margins on lower average loan volumes. Recurring commissions and fees decreased 6%, mainly reflecting lower investment product management fees and lower discretionary mandate management fees, partially offset by higher fees from lending activities. Other revenues in 1Q20 included the gain related to the completed transfer of the InvestLab fund platform of CHF 15 million.
Provision for credit losses
The Private Banking loan portfolio primarily comprises lombard loans, mainly backed by listed securities, ship finance and real estate mortgages.
In 2Q20, provision for credit losses was CHF 33 million, mainly related to ship finance, compared to CHF 7 million in 2Q19 and CHF 39 million in 1Q20.

Results – Private Banking
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Statements of operations (CHF million)
Net revenues	919	1,061	989	(13)	(7)	1,980	2,008	(1)
Provision for credit losses	33	39	7	(15)	371	72	17	324
Compensation and benefits	435	425	423	2	3	860	836	3
General and administrative expenses	148	184	182	(20)	(19)	332	339	(2)
Commission expenses	35	38	37	(8)	(5)	73	74	(1)
Total other operating expenses	183	222	219	(18)	(16)	405	413	(2)
Total operating expenses	618	647	642	(4)	(4)	1,265	1,249	1
Income before taxes	268	375	340	(29)	(21)	643	742	(13)
Statement of operations metrics (%)
Cost/income ratio	67.2	61.0	64.9	–	–	63.9	62.2	–
Net revenue detail (CHF million)
Net interest income	345	369	372	(7)	(7)	714	742	(4)
Recurring commissions and fees	276	294	295	(6)	(6)	570	590	(3)
Transaction- and performance-based revenues	299	387	310	(23)	(4)	686	664	3
Other revenues	(1)	11	12	–	–	10	12	(17)
Net revenues	919	1,061	989	(13)	(7)	1,980	2,008	(1)
Margins on assets under management (annualized) (bp)
Gross margin [1]	109	119	109	–	–	114	111	–
Net margin [2]	32	42	37	–	–	37	41	–
Number of relationship managers
Number of relationship managers	1,170	1,160	1,180	1	(1)	1,170	1,180	(1)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Total operating expenses
Compared to 2Q19, total operating expenses of CHF 618 million decreased 4%, mainly reflecting lower general and administrative expenses, partially offset by slightly higher compensation and benefits. General and administrative expenses of CHF 148 million decreased 19%, mainly driven by a release of litigation provisions of CHF 32 million and lower travel and entertainment expenses, partially offset by higher professional services fees. Compensation and benefits of CHF 435 million increased slightly, mainly driven by higher allocated corporate function costs, higher deferred compensation expenses from prior-year awards and increased discretionary compensation expenses.
Compared to 1Q20, total operating expenses decreased 4%, primarily due to lower general and administrative expenses partially offset by slightly higher compensation and benefits. General and administrative expenses decreased 20%, mainly reflecting the release of litigation provisions and lower travel and entertainment expenses, partially offset by higher professional services fees. Compensation and benefits increased slightly, driven by higher discretionary compensation expenses, higher deferred compensation expenses from prior-year awards, increased salary expenses and higher allocated corporate function costs, partially offset by lower social security and pension expenses.
Margins
Our gross margin was 109 basis points in 2Q20, stable compared to 2Q19. Compared to 1Q20, our gross margin was ten basis points lower, driven by lower revenues across all major revenue categories, partially offset by lower average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 32 basis points in 2Q20, a decrease of five basis points compared to 2Q19, mainly reflecting lower net revenues and higher provision for credit losses, partially offset by slightly lower total operating expenses on lower average assets under management. Our net margin was ten basis points lower compared to 1Q20, mainly reflecting lower net revenues, partially offset by lower total operating expenses on lower average assets under management.

Assets under management
As of the end of 2Q20, assets under management of CHF 344.5 billion were CHF 16.8 billion higher compared to the end of 1Q20, mainly driven by favorable market movements and net new assets, partially offset by unfavorable foreign exchange-related movements. Net new assets of CHF 1.8 billion reflected inflows from both emerging markets and Europe.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Assets under management (CHF billion)
Assets under management	344.5	327.7	363.1	5.1	(5.1)	344.5	363.1	(5.1)
Average assets under management	338.1	358.1	363.0	(5.6)	(6.9)	348.1	361.5	(3.7)
Assets under management by currency (CHF billion)
USD	172.8	165.0	177.5	4.7	(2.6)	172.8	177.5	(2.6)
EUR	98.8	91.1	103.6	8.5	(4.6)	98.8	103.6	(4.6)
CHF	18.1	17.3	18.4	4.6	(1.6)	18.1	18.4	(1.6)
Other	54.8	54.3	63.6	0.9	(13.8)	54.8	63.6	(13.8)
Assets under management	344.5	327.7	363.1	5.1	(5.1)	344.5	363.1	(5.1)
Growth in assets under management (CHF billion)
Net new assets	1.8	3.7	5.5	–	–	5.5	6.8	–
Other effects	15.0	(46.0)	1.2	–	–	(31.0)	(1.2)	–
of which market movements	19.6	(32.1)	6.7	–	–	(12.5)	21.0	–
of which foreign exchange	(3.5)	(13.9)	(5.3)	–	–	(17.4)	(3.0)	–
of which other	(1.1)	0.0	(0.2)	–	–	(1.1)	(19.2)	–
Growth in assets under management	16.8	(42.3)	6.7	–	–	(25.5)	5.6	–
Growth in assets under management (annualized) (%)
Net new assets	2.2	4.0	6.2	–	–	3.0	3.8	–
Other effects	18.3	(49.7)	1.3	–	–	(16.8)	(0.7)	–
Growth in assets under management (annualized)	20.5	(45.7)	7.5	–	–	(13.8)	3.1	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	2.7	3.8	2.8	–	–	–	–	–
Other effects	(7.8)	(11.9)	(4.9)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	(5.1)	(8.1)	(2.1)	–	–	–	–	–

Asset Management
Results details
Income before taxes of CHF 80 million decreased 23% and 51% compared to 2Q19 and 1Q20, respectively, in both cases driven by lower net revenues.
Net revenues
Compared to 2Q19, net revenues of CHF 355 million were 7% lower, mainly reflecting lower management fees and lower investment and partnership income, partially offset by higher performance and placement revenues. Management fees of CHF 251 million decreased 12%, mainly driven by lower real estate-related transaction fees on stable average assets under management. Investment and partnership income of CHF 58 million decreased 12%, mainly due to a gain in 2Q19 on a partial sale of an economic interest in a third-party manager relating to a private equity investment and lower revenues from our real estate business in 2Q20, partially offset by higher revenues from our systematic market making business. Performance and placement revenues of CHF 46 million increased 53%, primarily reflecting higher investment-related gains.
Compared to 1Q20, net revenues decreased 20%, primarily driven by lower investment and partnership income and lower management fees, partially offset by higher performance and placement revenues. Investment and partnership income decreased significantly, primarily due to the gain of CHF 203 million in 1Q20 related to the completed transfer of the InvestLab fund platform, partially offset by higher revenues from our systematic market making business in 2Q20. Management fees decreased 7%, mainly reflecting lower average assets under management. Performance and placement revenues increased significantly, mainly from investment-related gains in 2Q20 compared to losses in 1Q20. Performance and placement revenues and investment and partnership income in 2Q20 included unrealized gains of CHF 20 million on seed money investments in our funds, partially recovering the unrealized losses of CHF 101 million in 1Q20.
Results – Asset Management
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Statements of operations (CHF million)
Net revenues	355	441	380	(20)	(7)	796	778	2
Provision for credit losses	2	0	2	–	0	2	2	0
Compensation and benefits	166	165	160	1	4	331	325	2
General and administrative expenses	88	93	97	(5)	(9)	181	192	(6)
Commission expenses	19	21	17	(10)	12	40	34	18
Total other operating expenses	107	114	114	(6)	(6)	221	226	(2)
Total operating expenses	273	279	274	(2)	0	552	551	0
Income before taxes	80	162	104	(51)	(23)	242	225	8
Statement of operations metrics (%)
Cost/income ratio	76.9	63.3	72.1	–	–	69.3	70.8	–
Net revenue detail (CHF million)
Management fees	251	269	284	(7)	(12)	520	550	(5)
Performance and placement revenues	46	(35)	30	–	53	11	60	(82)
Investment and partnership income	58	207	66	(72)	(12)	265	168	58
Net revenues	355	441	380	(20)	(7)	796	778	2
of which recurring commissions and fees	242	251	258	(4)	(6)	493	502	(2)
of which transaction- and performance-based revenues	51	77	136	(34)	(63)	128	292	(56)
of which other revenues	62	113	(14)	(45)	–	175	(16)	–
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Total operating expenses
Compared to 2Q19, total operating expenses of CHF 273 million were stable, with lower general and administrative expenses offset by higher compensation and benefits. General and administrative expenses of CHF 88 million decreased 9%, mainly reflecting lower allocated corporate function costs and lower travel and entertainment expenses, partially offset by higher expense provisions. Compensation and benefits of CHF 166 million increased 4%, mainly driven by higher salary expenses.
Compared to 1Q20, total operating expenses decreased slightly, mainly driven by lower general and administrative expenses. General and administrative expenses decreased 5%, mainly reflecting lower professional services fees and lower travel and entertainment expenses, partially offset by higher expense provisions. Compensation and benefits were stable, with higher allocated corporate function costs and higher salary expenses, offset by lower discretionary compensation expenses.
Assets under management
As of the end of 2Q20, assets under management of CHF 423.8 billion were CHF 14.2 billion higher compared to the end of 1Q20, reflecting favorable market movements and net new assets, partially offset by unfavorable foreign exchange-related movements. Net new assets of CHF 4.1 billion mainly reflected inflows from traditional and alternative investments.
Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Assets under management (CHF billion)
Traditional investments	256.6	241.7	243.5	6.2	5.4	256.6	243.5	5.4
Alternative investments	124.9	125.6	127.9	(0.6)	(2.3)	124.9	127.9	(2.3)
Investments and partnerships	42.3	42.3	42.6	0.0	(0.7)	42.3	42.6	(0.7)
Assets under management	423.8	409.6	414.0	3.5	2.4	423.8	414.0	2.4
Average assets under management	412.4	432.5	412.0	(4.6)	0.1	422.5	405.0	4.3
Assets under management by currency (CHF billion)
USD	115.8	113.7	115.3	1.8	0.4	115.8	115.3	0.4
EUR	51.5	48.6	50.9	6.0	1.2	51.5	50.9	1.2
CHF	212.3	203.7	202.8	4.2	4.7	212.3	202.8	4.7
Other	44.2	43.6	45.0	1.4	(1.8)	44.2	45.0	(1.8)
Assets under management	423.8	409.6	414.0	3.5	2.4	423.8	414.0	2.4
Growth in assets under management (CHF billion)
Net new assets [1]	4.1	0.1	8.6	–	–	4.2	8.1	–
Other effects	10.1	(28.4)	0.9	–	–	(18.3)	17.2	–
of which market movements	12.0	(24.0)	5.1	–	–	(12.0)	19.6	–
of which foreign exchange	(1.9)	(4.4)	(4.2)	–	–	(6.3)	(2.0)	–
of which other	0.0	0.0	0.0	–	–	0.0	(0.4)	–
Growth in assets under management	14.2	(28.3)	9.5	–	–	(14.1)	25.3	–
Growth in assets under management (annualized) (%)
Net new assets	4.0	0.1	8.5	–	–	1.9	4.2	–
Other effects	9.9	(26.0)	0.9	–	–	(8.3)	8.8	–
Growth in assets under management	13.9	(25.9)	9.4	–	–	(6.4)	13.0	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	4.3	5.5	3.3	–	–	–	–	–
Other effects	(1.9)	(4.2)	(0.2)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	2.4	1.3	3.1	–	–	–	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 2Q20, we reported income before taxes of CHF 298 million and net revenues of CHF 1,064 million. Income before taxes was 26% higher compared to 2Q19 and 18% higher compared to 1Q20.
Results summary
2Q20 results
In 2Q20, income before taxes of CHF 298 million increased 26% compared to 2Q19. Net revenues of CHF 1,064 million increased 17%, driven by higher revenues in our Markets business across all major revenue categories. Provision for credit losses was CHF 81 million in 2Q20, primarily related to four single cases, compared to a release of provision for credit losses of CHF 1 million in 2Q19. Total operating expenses of CHF 685 million were stable.
Compared to 1Q20, income before taxes increased 18%. Net revenues increased 4%, driven by significantly higher revenues in our advisory, underwriting and financing business and higher revenues in our Markets business, partially offset by lower Private Banking revenues. Provision for credit losses was CHF 81 million compared to CHF 97 million in 1Q20. Total operating expenses were stable, mainly due to higher compensation and benefits, offset by lower commission expenses.
Our operating environment continues to be significantly influenced by the global impact of the COVID-19 pandemic and by the reactions of investors and central banks. This is expected to continue to impact our results, including further potentially adverse impacts on credit losses and mark-to-market losses in our financing business and on transaction volumes in both Private Banking and Markets.
Capital and leverage metrics
As of the end of 2Q20, we reported RWA of CHF 36.2 billion, a decrease of CHF 2.3 billion compared to the end of 1Q20, mainly reflecting lower lending activity in Wealth Management & Connected and lower business usage in Markets, partially offset by an increase in market risk driven by market volatility. Leverage exposure was CHF 109.0 billion, a decrease of CHF 1.2 billion compared to the end of 1Q20, mainly driven by lower lending activity in Wealth Management & Connected and a foreign exchange impact, largely offset by higher business usage in Markets.
Divisional results
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Statements of operations (CHF million)
Net revenues	1,064	1,025	913	4	17	2,089	1,767	18
Provision for credit losses	81	97	(1)	(16)	–	178	16	–
Compensation and benefits	412	398	410	4	0	810	798	2
General and administrative expenses	211	210	207	0	2	421	416	1
Commission expenses	62	68	60	(9)	3	130	117	11
Total other operating expenses	273	278	267	(2)	2	551	533	3
Total operating expenses	685	676	677	1	1	1,361	1,331	2
Income before taxes	298	252	237	18	26	550	420	31
Statement of operations metrics (%)
Return on regulatory capital	21.8	17.9	17.0	–	–	19.7	15.3	–
Cost/income ratio	64.4	66.0	74.2	–	–	65.2	75.3	–
Number of employees (full-time equivalents)
Number of employees	8,290	8,220	7,800	1	6	8,290	7,800	6

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Net revenues (CHF million)
Wealth Management & Connected	605	577	614	5	(1)	1,182	1,179	0
Markets	459	448	299	2	54	907	588	54
Net revenues	1,064	1,025	913	4	17	2,089	1,767	18
Balance sheet statistics (CHF million)
Total assets	101,719	102,109	106,592	0	(5)	101,719	106,592	(5)
Net loans	40,287	42,890	45,332	(6)	(11)	40,287	45,332	(11)
of which Private Banking	29,177	31,027	34,864	(6)	(16)	29,177	34,864	(16)
Risk-weighted assets	36,196	38,450	37,009	(6)	(2)	36,196	37,009	(2)
Leverage exposure	108,997	110,218	112,060	(1)	(3)	108,997	112,060	(3)
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	2Q20	1Q20	2Q19	2Q20	1Q20	2Q19	2Q20	1Q20	2Q19
Adjusted results (CHF million)
Net revenues	605	577	614	459	448	299	1,064	1,025	913
Provision for credit losses	79	96	6	2	1	(7)	81	97	(1)
Total operating expenses	403	396	392	282	280	285	685	676	677
Income before taxes	123	85	216	175	167	21	298	252	237
Total adjustments	0	0	0	0	0	0	0	0	0
Adjusted income before taxes	123	85	216	175	167	21	298	252	237
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	21.8	17.9	17.0
	Wealth Management & Connected		Markets		Asia Pacific
in	6M20	6M19	6M20	6M19	6M20	6M19
Adjusted results (CHF million)
Net revenues	1,182	1,179	907	588	2,089	1,767
Provision for credit losses	175	23	3	(7)	178	16
Total operating expenses	799	770	562	561	1,361	1,331
Income before taxes	208	386	342	34	550	420
Total adjustments	0	0	0	0	0	0
Adjusted income before taxes	208	386	342	34	550	420
Adjusted return on regulatory capital (%)	–	–	–	–	19.7	15.3
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Wealth Management & Connected
Results details
In 2Q20, income before taxes of CHF 123 million decreased 43% compared to 2Q19, mainly reflecting higher provision for credit losses. Compared to 1Q20, income before taxes increased 45%, primarily reflecting higher net revenues and lower provision for credit losses.
Net revenues
Compared to 2Q19, net revenues of CHF 605 million were stable, reflecting lower Private Banking revenues, offset by higher advisory, underwriting and financing revenues. Recurring commissions and fees decreased 21% to CHF 84 million, mainly reflecting lower wealth structuring solutions, investment product management and security account and custody services fees. Net interest income decreased 9% to CHF 153 million, mainly reflecting stable loan margins on lower average loan volumes. Transaction-based revenues increased 7% to CHF 174 million, primarily reflecting brokerage and product issuing fees, partially offset by lower corporate advisory fees related to integrated solutions. Advisory, underwriting and financing revenues increased 9% to CHF 193 million, primarily reflecting higher structured equity origination and equity underwriting revenues, partially offset by lower financing revenues.
Results - Wealth Management & Connected
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Statements of operations (CHF million)
Net revenues	605	577	614	5	(1)	1,182	1,179	0
Provision for credit losses	79	96	6	(18)	–	175	23	–
Compensation and benefits	274	260	265	5	3	534	521	2
General and administrative expenses	110	117	114	(6)	(4)	227	223	2
Commission expenses	19	19	13	0	46	38	26	46
Total other operating expenses	129	136	127	(5)	2	265	249	6
Total operating expenses	403	396	392	2	3	799	770	4
Income before taxes	123	85	216	45	(43)	208	386	(46)
of which Private Banking	138	258	165	(47)	(16)	396	296	34
Statement of operations metrics (%)
Cost/income ratio	66.6	68.6	63.8	–	–	67.6	65.3	–
Net revenue detail (CHF million)
Private Banking	412	541	437	(24)	(6)	953	835	14
of which net interest income	153	173	168	(12)	(9)	326	314	4
of which recurring commissions and fees	84	100	106	(16)	(21)	184	213	(14)
of which transaction-based revenues	174	242	163	(28)	7	416	308	35
of which other revenues	1	26	0	(96)	–	27	0	–
Advisory, underwriting and financing	193	36	177	436	9	229	344	(33)
Net revenues	605	577	614	5	(1)	1,182	1,179	0
Private Banking margins on assets under management (annualized) (bp)
Gross margin [1]	79	101	80	–	–	90	78	–
Net margin [2]	26	48	30	–	–	38	28	–
Number of relationship managers
Number of relationship managers	620	620	600	0	3	620	600	3
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Compared to 1Q20, net revenues increased 5%, due to significantly higher advisory, underwriting and financing revenues, partially offset by lower Private Banking revenues across all major revenue categories. 1Q20 included a gain related to the completed transfer of the InvestLab fund platform of CHF 25 million reflected in other revenues. Advisory, underwriting and financing revenues increased significantly, primarily reflecting higher financing, structured equity origination and equity underwriting revenues and higher fees from mergers and acquisitions (M&A). Financing revenues in 2Q20 included unrealized mark-to-market losses of CHF 39 million, net of losses from hedges of CHF 72 million, on our fair valued lending portfolio, compared to 1Q20, which included unrealized mark-to-market losses of CHF 160 million, net of hedges of CHF 41 million. Transaction-based revenues decreased 28%, primarily reflecting lower client activity and lower corporate advisory fees related to integrated solutions. Net interest income decreased 12%, mainly reflecting lower treasury revenues and stable loan margins on lower average loan volumes. Recurring commissions and fees decreased 16%, mainly reflecting lower discretionary mandate management, security account and custody services and banking services fees.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, which are mainly backed by listed securities, share-backed loans and secured and unsecured loans to corporates.
In 2Q20, Wealth Management & Connected recorded a provision for credit losses of CHF 79 million, compared to a provision for credit losses of CHF 6 million in 2Q19 and CHF 96 million in 1Q20. The provision for credit losses in 2Q20 primarily related to four single cases across various industries.
Total operating expenses
Total operating expenses of CHF 403 million increased slightly compared to 2Q19, primarily reflecting higher compensation and benefits and higher commission expenses. Compensation and benefits increased slightly to CHF 274 million, mainly reflecting higher discretionary compensation expenses, partially offset by lower salary expenses and lower deferred compensation expenses from prior-year awards. General and administrative expenses decreased 4% to CHF 110 million, primarily due to lower travel and entertainment expenses.
Compared to 1Q20, total operating expenses increased slightly, primarily reflecting higher compensation and benefits, largely offset by lower general and administrative expenses. Compensation and benefits increased 5%, primarily driven by higher discretionary compensation expenses. General and administrative expenses decreased 6%, mainly due to lower allocated corporate function costs and lower travel and entertainment expenses.
Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Our gross margin was 79 basis points in 2Q20, one basis point lower compared to 2Q19, primarily due to lower recurring commissions and fees and lower net interest income, offset by a 4.1% decrease in average assets under management. Compared to 1Q20, our gross margin was 22 basis points lower, mainly reflecting lower net revenues across all major revenue categories.
> Refer to “Assets under management” for further information.
Our net margin was 26 basis points in 2Q20, four basis points lower compared to 2Q19, mainly reflecting lower net revenues. Compared to 1Q20, our net margin was 22 basis points lower, mainly reflecting lower net revenues.
Assets under management
Assets under management and net new assets relate to our Private Banking business within the Wealth Management & Connected business. As of the end of 2Q20, assets under management of CHF 215.8 billion were CHF 18.8 billion higher compared to the end of 1Q20, mainly reflecting favorable market movements and net new assets. Net new assets of CHF 4.5 billion primarily reflected inflows from Japan, Southeast Asia and Greater China.

Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Assets under management (CHF billion)
Assets under management	215.8	197.0	214.5	9.5	0.6	215.8	214.5	0.6
Average assets under management	208.4	213.8	217.3	(2.5)	(4.1)	211.1	213.3	(1.0)
Assets under management by currency (CHF billion)
USD	123.8	113.6	116.5	9.0	6.3	123.8	116.5	6.3
EUR	5.8	5.5	6.4	5.5	(9.4)	5.8	6.4	(9.4)
CHF	1.7	1.5	1.8	13.3	(5.6)	1.7	1.8	(5.6)
Other	84.5	76.4	89.8	10.6	(5.9)	84.5	89.8	(5.9)
Assets under management	215.8	197.0	214.5	9.5	0.6	215.8	214.5	0.6
Growth in assets under management (CHF billion)
Net new assets	4.5	3.0	2.5	–	–	7.5	6.3	–
Other effects	14.3	(26.0)	(2.7)	–	–	(11.7)	8.9	–
of which market movements	14.7	(20.8)	1.2	–	–	(6.1)	11.8	–
of which foreign exchange	(0.4)	(5.2)	(3.9)	–	–	(5.6)	(1.6)	–
of which other	0.0	0.0	0.0	–	–	0.0	(1.3)	–
Growth in assets under management	18.8	(23.0)	(0.2)	–	–	(4.2)	15.2	–
Growth in assets under management (annualized) (%)
Net new assets	9.1	5.5	4.7	–	–	6.8	6.3	–
Other effects	29.1	(47.3)	(5.1)	–	–	(10.6)	9.0	–
Growth in assets under management (annualized)	38.2	(41.8)	(0.4)	–	–	(3.8)	15.3	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	4.6	3.7	6.4	–	–	–	–	–
Other effects	(4.0)	(11.9)	(1.0)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	0.6	(8.2)	5.4	–	–	–	–	–
Following a review in 2019 of the classification of assets under management relating to certain client relationships in our Asia Pacific division, the Group has derecognized an aggregate CHF 4.3 billion of assets under management and related net new assets as of the end of 2019. Prior periods have been reclassified to conform to the current presentation. Changes to the terms of these client relationships may result in the recognition of assets under management in the future.

Markets
Results details
Income before taxes of CHF 175 million increased significantly compared to 2Q19, mainly driven by higher net revenues. Compared to 1Q20, income before taxes increased 5%, mainly driven by higher net revenues.
Net revenues
Compared to 2Q19, net revenues of CHF 459 million increased 54%, reflecting higher fixed income and equity sales and trading revenues. Fixed income sales and trading revenues increased significantly to CHF 208 million, mainly due to higher revenues from emerging market rates, credit and foreign exchange products. Equity sales and trading revenues increased 18% to CHF 251 million, mainly due to higher revenues from cash equities and equity derivatives.
Compared to 1Q20, net revenues increased slightly, reflecting higher equity sales and trading revenues, largely offset by slightly lower fixed income sales and trading revenues. Equity sales and trading revenues increased 6%, mainly due to higher revenues from equity derivatives and cash equities, partially offset by lower revenues from prime services. Fixed income sales and trading revenues increased slightly, mainly driven by lower revenues from structured products and losses from hedging activities, largely offset by higher revenues from credit, emerging market rates and foreign exchange products.

Results - Markets
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Statements of operations (CHF million)
Net revenues	459	448	299	2	54	907	588	54
Provision for credit losses	2	1	(7)	100	–	3	(7)	–
Compensation and benefits	138	138	145	0	(5)	276	277	0
General and administrative expenses	101	93	93	9	9	194	193	1
Commission expenses	43	49	47	(12)	(9)	92	91	1
Total other operating expenses	144	142	140	1	3	286	284	1
Total operating expenses	282	280	285	1	(1)	562	561	0
Income before taxes	175	167	21	5	–	342	34	–
Statement of operations metrics (%)
Cost/income ratio	61.4	62.5	95.3	–	–	62.0	95.4	–
Net revenue detail (CHF million)
Equity sales and trading	251	236	212	6	18	487	410	19
Fixed income sales and trading	208	212	87	(2)	139	420	178	136
Net revenues	459	448	299	2	54	907	588	54
Total operating expenses
Compared to 2Q19, total operating expenses of CHF 282 million were stable, reflecting lower compensation and benefits and lower commission expenses, offset by higher general and administrative expenses. Compensation and benefits decreased 5% to CHF 138 million, primarily reflecting lower salary expenses and lower allocated corporate function costs, partially offset by higher discretionary compensation expenses. General and administrative expenses increased 9% to CHF 101 million, as 2Q19 included a provision release.
Compared to 1Q20, total operating expenses were stable, reflecting higher general and administrative expenses, offset by lower commission expenses. General and administrative expenses increased 9%, mainly due to higher IT, machinery and equipment costs and professional services fees. Compensation and benefits were stable, primarily driven by higher discretionary compensation expenses, offset by lower salary expenses.

Global Markets
In 2Q20, we reported income before taxes of CHF 591 million and net revenues of CHF 1,901 million. Results reflect strong revenue growth driving a substantial increase in profitability compared to 2Q19.
Results summary
2Q20 results
In 2Q20, we reported income before taxes of CHF 591 million and net revenues of CHF 1,901 million. Net revenues increased 22% compared to 2Q19, primarily driven by higher fixed income sales and trading activity due to increased volumes and volatility and low interest rates, as well as a recovery of CHF 104 million on unrealized mark-to-market losses from 1Q20 on our leveraged finance underwriting portfolio. Provision for credit losses increased to CHF 77 million, primarily driven by the recently implemented CECL methodology, reflecting adverse developments in macroeconomic conditions in 2Q20. Total operating expenses of CHF 1,233 million increased 3%, reflecting higher compensation and benefits and increased general and administrative expenses.
Compared to 1Q20, net revenues increased 17%, driven by higher fixed income sales and trading activity and higher underwriting revenues, reflecting increased issuance activity, tightened credit spreads and reduced volatility, partially offset by lower equity sales and trading activity. Total operating expenses increased 7% compared to 1Q20, reflecting higher compensation and benefits and increased general and administrative expenses.
The operating environment in 2Q20 was characterized by continued heightened volatility due to the COVID-19 pandemic, increased central bank actions which resulted in higher asset prices and a significant increase in capital issuance activity due to the low interest rate environment which benefited trading and underwriting activity. There is ongoing uncertainty about future market conditions and if they worsen, it is likely to result in lower client activity, adversely impacting our results as well as our credit exposures.
Capital and leverage metrics
As of the end of 2Q20, we reported risk-weighted assets of USD 64.7 billion, a decrease of USD  7.0 billion compared to the end of 1Q20, reflecting a reversal of drawdowns in the corporate lending portfolio, business mitigations and reduced market volatility. Leverage exposure was USD 264.8 billion, a decrease of USD 39.4 compared to the end of 1Q20, reflecting improved netting and reduced margin requirements and fails.
Divisional results
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Statements of operations (CHF million)
Net revenues	1,901	1,630	1,553	17	22	3,531	3,025	17
Provision for credit losses	77	150	2	(49)	–	227	13	–
Compensation and benefits	662	600	638	10	4	1,262	1,274	(1)
General and administrative expenses	447	416	426	7	5	863	841	3
Commission expenses	124	134	130	(7)	(5)	258	258	0
Total other operating expenses	571	550	556	4	3	1,121	1,099	2
Total operating expenses	1,233	1,150	1,194	7	3	2,383	2,373	0
Income before taxes	591	330	357	79	66	921	639	44
Statement of operations metrics (%)
Return on regulatory capital	17.3	9.6	11.0	–	–	13.8	10.0	–
Cost/income ratio	64.9	70.6	76.9	–	–	67.5	78.4	–
Number of employees (full-time equivalents)
Number of employees	12,910	12,530	11,830	3	9	12,910	11,830	9

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	1,308	985	899	33	45	2,293	1,789	28
Equity sales and trading	454	653	509	(30)	(11)	1,107	1,049	6
Underwriting	258	168	238	54	8	426	379	12
Other [1]	(119)	(176)	(93)	(32)	28	(295)	(192)	54
Net revenues	1,901	1,630	1,553	17	22	3,531	3,025	17
Balance sheet statistics (CHF million)
Total assets	213,114	241,242	217,930	(12)	(2)	213,114	217,930	(2)
Risk-weighted assets	61,458	69,104	58,146	(11)	6	61,458	58,146	6
Risk-weighted assets (USD)	64,696	71,697	59,513	(10)	9	64,696	59,513	9
Leverage exposure	251,569	293,239	254,198	(14)	(1)	251,569	254,198	(1)
Leverage exposure (USD)	264,823	304,245	260,176	(13)	2	264,823	260,176	2
1
Other revenues include treasury funding costs, the impact of collaboration with other divisions, in particular with respect to the International Trading Solution (ITS) franchise, and changes in the carrying value of certain investments.

Reconciliation of adjusted results
	Global Markets
in	2Q20	1Q20	2Q19	6M20	6M19
Adjusted results (CHF million)
Net revenues	1,901	1,630	1,553	3,531	3,025
Provision for credit losses	77	150	2	227	13
Total operating expenses	1,233	1,150	1,194	2,383	2,373
Major litigation provisions	(13)	0	0	(13)	0
Expenses related to real estate disposals	(2)	2	(9)	0	(17)
Adjusted total operating expenses	1,218	1,152	1,185	2,370	2,356
Income before taxes	591	330	357	921	639
Total adjustments	15	(2)	9	13	17
Adjusted income before taxes	606	328	366	934	656
Adjusted return on regulatory capital (%)	17.7	9.6	11.3	13.9	10.3
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
Fixed income sales and trading
In 2Q20, fixed income sales and trading revenues of CHF 1,308 million increased 45% compared to 2Q19, reflecting growth across most products, driven by higher trading volumes and client activity. Global credit products revenues increased significantly, primarily due to higher leveraged finance results, including a significant recovery of unrealized mark-to-market losses incurred in 1Q20, and investment grade trading activity across regions. Emerging markets revenues increased significantly, reflecting higher financing, structured credit and trading client activity. Macro products revenues increased significantly, driven by higher foreign exchange and rates trading activity. These increases were partially offset by slightly decreased securitized products revenues, reflecting significantly lower non-agency trading, driven by substantial spread widening, partially offset by significantly higher agency trading revenues.
Compared to 1Q20, fixed income sales and trading revenues increased 33%, reflecting a significant increase in emerging markets revenues, reflecting a rebound in financing, structured credit and trading client activity across regions. In addition, securitized products revenues increased, reflecting significantly higher agency, asset finance and non-agency trading activity. Global credit products revenues increased significantly, reflecting higher leveraged finance activity due to the significant recovery of unrealized mark-to-market losses incurred in 1Q20. These increases were partially offset by decreased macro products revenues, reflecting significantly lower rates and foreign exchange trading activity compared to a strong 1Q20.
Equity sales and trading
In 2Q20, equity sales and trading revenues of CHF 454 million decreased 11% compared to 2Q19, reflecting lower prime services and equity derivatives revenues, partially offset by higher cash equities revenues. Prime services revenues decreased, reflecting lower commissions from listed derivatives, partially offset by higher client financing revenues. Equity derivatives revenues decreased, reflecting lower structured derivatives trading activity, but significantly higher corporate and flow derivatives trading activity due to elevated volatility. This was partially offset by increased cash equities revenues, reflecting higher client trading activity across regions.
Compared to 1Q20, equity sales and trading revenues decreased 30%, reflecting slower client activity. Equity derivatives revenues decreased significantly, reflecting lower structured and flow trading activity compared to a strong 1Q20, partially offset by significantly higher corporate trading activity. Prime services revenues decreased, mainly driven by lower commission from listed derivatives, partially offset by higher prime brokerage client activity. This was partially offset by higher cash equities revenues, reflecting increased client activity.
Underwriting
In 2Q20, underwriting revenues of CHF 258 million increased 8% compared to 2Q19, due to higher equity underwriting issuance activity, partially offset by lower debt underwriting revenues. Debt underwriting revenues decreased, reflecting lower leveraged finance revenues, partially offset by higher investment grade issuance activity.
Compared to 1Q20, underwriting revenues increased 54%, primarily reflecting significantly higher equity underwriting revenues driven by lower volatility. In addition, debt underwriting revenues increased, reflecting higher investment grade revenues, partially offset by lower leveraged finance revenues.
Provision for credit losses
In 2Q20, we recorded provision for credit losses of CHF 77 million, compared to CHF 2 million in 2Q19 and CHF 150 million in 1Q20. The provision for credit losses in 2Q20 was primarily driven by the recently implemented CECL methodology, reflecting adverse developments in macroeconomic conditions.
Total operating expenses
In 2Q20, total operating expenses of CHF 1,233 million increased 3% compared to 2Q19, reflecting higher compensation and benefits and general and administrative expenses. Compensation and benefits of CHF 662 million increased 4%, primarily due to higher discretionary compensation expenses. General and administrative expenses of CHF 447 million increased 5%, mainly reflecting higher investments in technology, revenue-related expenses and increased litigation provisions.
Compared to 1Q20, total operating expenses increased 7%, reflecting higher compensation and benefits and higher general and administrative expenses. Compensation and benefits increased 10%, primarily reflecting higher discretionary compensation expenses. General and administrative expenses increased 7%, mainly reflecting higher litigation provisions and increased allocated corporate function costs.

Investment Banking & Capital Markets
In 2Q20, we reported income before taxes of CHF 202 million and net revenues of CHF 702 million. Net revenues increased 55% compared to 2Q19, driven by strong client activity across debt and equity underwriting and advisory.
Results summary
2Q20 results
In 2Q20, we reported income before taxes of CHF 202 million compared to CHF 6 million in 2Q19. Net revenues of CHF 702 million increased 55%, driven by strong client activity across debt and equity underwriting and advisory, as well as mark-to-market gains of CHF 104 million on leverage finance underwriting commitments, significantly reversing the mark-to-market losses incurred in 1Q20, and net gains of CHF 32 million on hedges for our uncollateralized corporate derivatives exposure. Debt underwriting revenues of CHF 371 million increased 76% compared to 2Q19, reflecting the mark-to-market gains on the leveraged finance underwriting portfolio, strong issuance from investment grade underwriting activity and gains on hedges for our corporate derivatives portfolio. Equity underwriting revenues of CHF 175 million increased 58%, driven by higher follow-on activity and higher revenues from convertible offerings. Revenues from advisory and other fees of CHF 185 million increased 17%, driven by higher revenues from completed M&A transactions. Provision for credit losses increased to CHF 67 million, primarily driven by the recently implemented CECL methodology, reflecting adverse developments in macroeconomic conditions in 2Q20. Total operating expenses of CHF 433 million decreased 3%, mainly driven by lower compensation and benefits.
Compared to 1Q20, which was negatively impacted by a market disruption in March following the COVID-19 outbreak, market conditions improved in 2Q20 with a strong equity market rebound leading to higher client activity and significantly higher net revenues. Debt underwriting revenues increased significantly, primarily due to a significant recovery of mark-to-market losses in 1Q20 on our leveraged finance underwriting portfolio, gains on hedges for our corporate derivatives portfolio and higher investment grade underwriting activity. Equity underwriting revenues increased 187%, driven by higher IPO issuances, follow-on activity and convertible transactions. Advisory and other fees increased 22%, primarily driven by higher revenues from completed M&A transactions. Total operating expenses increased 7%, reflecting higher general and administrative expenses and compensation and benefits.
The outbreak of COVID-19 that began in 1Q20 caused financial markets to experience continued volatility in 2Q20. There is ongoing uncertainty about future market conditions and if they worsen, it is likely to result in lower investment banking client activity, adversely impacting our financial advisory and underwriting fees as well as our credit exposures.
Divisional results
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Statements of operations (CHF million)
Net revenues	702	183	454	284	55	885	810	9
Provision for credit losses	67	155	1	(57)	–	222	9	–
Compensation and benefits	302	292	319	3	(5)	594	630	(6)
General and administrative expenses	127	110	124	15	2	237	251	(6)
Commission expenses	4	4	4	0	0	8	7	14
Total other operating expenses	131	114	128	15	2	245	258	(5)
Total operating expenses	433	406	447	7	(3)	839	888	(6)
Income/(loss) before taxes	202	(378)	6	–	–	(176)	(87)	102
Statement of operations metrics (%)
Return on regulatory capital	23.8	(43.4)	0.8	–	–	(10.3)	(4.7)	–
Cost/income ratio	61.7	221.9	98.5	–	–	94.8	109.6	–
Number of employees (full-time equivalents)
Number of employees	3,260	3,320	3,090	(2)	6	3,260	3,090	6

Capital and leverage metrics
As of the end of 2Q20, risk-weighted assets were USD 23.6 billion, a decrease of USD 2.7 billion compared to the end of 1Q20 driven by reduced underwriting exposure and reversal of drawdowns in the corporate lending portfolio. Leverage exposure was USD 48.6 billion, an increase of USD 3.6 billion compared to the end of 1Q20, driven by higher HQLA balances.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Net revenue detail (CHF million)
Advisory and other fees	185	152	158	22	17	337	298	13
Debt underwriting	371	(24)	211	–	76	347	397	(13)
Equity underwriting	175	61	111	187	58	236	169	40
Other	(29)	(6)	(26)	383	12	(35)	(54)	(35)
Net revenues	702	183	454	284	55	885	810	9
Balance sheet statistics (CHF million)
Total assets	26,728	24,466	17,667	9	51	26,728	17,667	51
Risk-weighted assets	22,372	25,333	26,112	(12)	(14)	22,372	26,112	(14)
Risk-weighted assets (USD)	23,551	26,284	26,726	(10)	(12)	23,551	26,726	(12)
Leverage exposure	46,189	43,423	42,846	6	8	46,189	42,846	8
Leverage exposure (USD)	48,623	45,053	43,854	8	11	48,623	43,854	11
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	2Q20	1Q20	2Q19	6M20	6M19
Adjusted results (CHF million)
Net revenues	702	183	454	885	810
Provision for credit losses	67	155	1	222	9
Total operating expenses	433	406	447	839	888
Major litigation provisions	(12)	0	0	(12)	0
Expenses related to real estate disposals	(1)	2	(5)	1	(12)
Adjusted total operating expenses	420	408	442	828	876
Income/(loss) before taxes	202	(378)	6	(176)	(87)
Total adjustments	13	(2)	5	11	12
Adjusted income/(loss) before taxes	215	(380)	11	(165)	(75)
Adjusted return on regulatory capital (%)	25.3	(43.7)	1.4	(9.6)	(4.1)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
Advisory and other fees
In 2Q20, revenues from advisory and other fees of CHF 185 million increased 17% compared to 2Q19, driven by higher revenues from completed M&A transactions, including the closing of several large deals.
Compared to 1Q20, revenues from advisory and other fees increased 22%, reflecting higher revenues from completed M&A transactions with the closing of several large deals.
Debt underwriting
In 2Q20, debt underwriting revenues of CHF 371 million increased 76% compared to 2Q19, primarily driven by mark-to-market gains of CHF 104 million on leveraged finance underwriting commitments, reversing the majority of the mark-to-market losses incurred in 1Q20, as well as strong revenues from investment grade debt issuance and gains of CHF 57 million on hedges for our corporate derivatives portfolio. Investment grade underwriting revenues of CHF 102 million increased 143% compared to 2Q19, reflecting favorable market conditions with strong investor demand and lower benchmark interest rates.
Compared to 1Q20, debt underwriting revenues increased significantly, mainly due to the recovery on mark-to-market losses from 1Q20 on our leveraged finance underwriting portfolio, the gains on hedges for our corporate derivatives portfolio and higher investment grade underwriting revenues.
Equity underwriting
In 2Q20, equity underwriting revenues of CHF 175 million increased 58% compared to 2Q19, mainly driven by higher follow-on activity and a significant increase from convertible transactions.
Compared to 1Q20, equity underwriting revenues increased significantly as market conditions improved from the adverse conditions in March 2020 following the outbreak of COVID-19. The increase in revenues was primarily driven by higher follow-on activity, convertible transactions and IPO issuances.
Provision for credit losses
Provision for credit losses were CHF 67 million, compared to CHF 1 million in 2Q19 and CHF 155 million in 1Q20. The provision for credit losses in 2Q20 was primarily driven by the recently implemented CECL methodology, reflecting adverse developments in macroeconomic conditions.
Total operating expenses
In 2Q20, total operating expenses of CHF 433 million decreased 3% compared to 2Q19, driven by lower compensation and benefits. Compensation and benefits of CHF 302 million decreased 5% across various compensation categories. General and administrative expenses of CHF 127 million increased 2%, primarily reflecting increased litigation provisions, partially offset by lower expenses related to real estate disposals.
Compared to 1Q20, total operating expenses increased 7%, reflecting higher general and administrative expenses and higher compensation and benefits. General and administrative expenses increased 15%, primarily reflecting increased litigation provisions and expenses related to real estate disposals. Compensation and benefits increased 3%, mainly due to higher deferred compensation expenses.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms.
	in			% change		in		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Global advisory and underwriting revenues (USD million)
Advisory and other fees	245	189	208	30	18	434	379	15
Debt underwriting	737	65	463	–	59	802	923	(13)
Equity underwriting	438	164	253	167	73	602	391	54
Global advisory and underwriting revenues	1,420	418	924	240	54	1,838	1,693	9

Corporate Center
In 2Q20, we reported a loss before taxes of CHF 575 million compared to losses of CHF 396 million in 2Q19 and CHF 129 million in 1Q20.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs.
The Asset Resolution Unit includes the residual portfolio of the Strategic Resolution Unit, which ceased to exist as a separate division of the Group at the beginning of 1Q19. The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest, which were previously part of the Strategic Resolution Unit, are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit.
Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Corporate Center results
	in / end of			% change		in / end of		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Statements of operations (CHF million)
Treasury results	(264)	(49)	(208)	439	27	(313)	(326)	(4)
Asset Resolution Unit	(39)	(57)	(24)	(32)	63	(96)	(59)	63
Other	52	33	48	58	8	85	110	(23)
Net revenues	(251)	(73)	(184)	244	36	(324)	(275)	18
Provision for credit losses	6	3	4	100	50	9	10	(10)
Compensation and benefits	123	(59)	103	–	19	64	233	(73)
General and administrative expenses	176	88	89	100	98	264	229	15
Commission expenses	19	24	16	(21)	19	43	32	34
Total other operating expenses	195	112	105	74	86	307	261	18
Total operating expenses	318	53	208	500	53	371	494	(25)
Income/(loss) before taxes	(575)	(129)	(396)	346	45	(704)	(779)	(10)
of which Asset Resolution Unit	(76)	(94)	(93)	(19)	(18)	(170)	(196)	(13)
Balance sheet statistics (CHF million)
Total assets	149,886	133,354	117,731	12	27	149,886	117,731	27
Risk-weighted assets	50,494	42,451	49,053	19	3	50,494	49,053	3
Leverage exposure	52,304	52,036	126,384	1	(59)	52,304	126,384	(59)

Results summary
2Q20 results
In 2Q20, we reported a loss before taxes of CHF 575 million compared to losses of CHF 396 million in 2Q19 and CHF 129 million in 1Q20. We reported negative net revenues of CHF 251 million in 2Q20, driven by negative treasury results and negative net revenues related to the Asset Resolution Unit, partially offset by other revenues. Total operating expenses of CHF 318 million increased CHF 110 million compared to 2Q19, primarily reflecting higher general and administrative expenses and higher compensation and benefits. Compared to 1Q20, total operating expenses increased CHF 265 million, primarily reflecting higher compensation and benefits and higher general and administrative expenses.
Capital and leverage metrics
As of the end of 2Q20, we reported RWA of CHF 50.5 billion, an increase of CHF 8.0 billion compared to the end of 1Q20, primarily driven by internal model and parameter updates and movements in risk levels. In 2Q20, the pro-cyclicality relief of the exposure modeling approach for derivatives granted by FINMA in 1Q20 was removed, which contributed to movements in risk levels. In addition, there were increases in operational risk RWA mainly driven by internal model and parameter updates related to residential mortgage-backed securities (RMBS). Leverage exposure was CHF 52.3 billion as of the end of 2Q20, an increase of CHF 0.3 billion compared to the end of 1Q20, primarily related to an increase in our centrally held balance of HQLA, partially offset by the temporary exclusion of central bank reserves from leverage ratio calculations, as announced by FINMA in response to the COVID-19 pandemic, after adjusting for the dividend paid in 2Q20 and for the planned dividend payment in 4Q20.
Results details
Net revenues
In 2Q20, we reported negative net revenues of CHF 251 million compared to CHF 184 million in 2Q19 and CHF 73 million in 1Q20.
Negative treasury results of CHF 264 million in 2Q20 primarily reflected losses of CHF 145 million on fair-valued money market instruments, partially reversing gains of CHF 179 million in 1Q20, and negative revenues of CHF 106 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. In 2Q19, negative treasury results of CHF 208 million reflected losses of CHF 208 million with respect to structured notes volatility, mainly relating to interest rate movements, and negative revenues of CHF 83 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. Negative revenues and losses were partially offset by gains of CHF 59 million relating to hedging volatility, gains of CHF 15 million relating to fair value option volatility on own debt and gains of CHF 11 million on fair-valued money market instruments. In 1Q20, negative treasury results of CHF 49 million reflected losses of CHF 279 million with respect to structured notes volatility, primarily relating to own credit spread movements, mainly in March, amid continued market volatility surrounding COVID-19 and central bank stimulus announcements, and negative revenues of CHF 28 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. Negative revenues and losses were partially offset by gains of CHF 179 million on fair-valued money market instruments and gains of CHF 94 million relating to fair value option volatility on own debt.
In the Asset Resolution Unit, we reported negative net revenues of CHF 39 million in 2Q20 compared to CHF 24 million in 2Q19 and CHF 57 million in 1Q20. Compared to 2Q19, the movement was primarily driven by lower revenues from portfolio assets. Compared to 1Q20, the improvement was driven by revenues from portfolio assets, partially offset by higher asset funding costs.
In 2Q20, other revenues of CHF 52 million increased CHF 4 million compared to 2Q19, mainly reflecting a positive valuation impact from long-dated legacy deferred compensation and retirement programs and a loss in 2Q19 related to a sale of real estate, partially offset by a valuation adjustment on a legacy exposure. Compared to 1Q20, other revenues increased CHF 19 million, mainly reflecting a positive valuation impact from long-dated legacy deferred compensation and retirement programs, partially offset by the elimination of gains from trading in own shares compared to the elimination of losses in 1Q20 and a valuation adjustment on a legacy exposure.
Provision for credit losses
In 2Q20, we recorded provision for credit losses of CHF 6 million compared to CHF 4 million in 2Q19 and CHF 3 million in 1Q20. The provision for credit losses in 2Q19 were related to the Asset Resolution Unit.
Total operating expenses
Total operating expenses of CHF 318 million increased CHF 110 million compared to 2Q19, mainly reflecting increases in general and administrative expenses and compensation and benefits. General and administrative expenses increased CHF 87 million, primarily reflecting the impact of corporate function allocations and higher expenses related to legacy litigation provisions. Compensation and benefits increased CHF 20 million, primarily reflecting higher deferred compensation expenses from prior-year awards and higher expenses for long-dated legacy deferred compensation and retirement programs, partially offset by lower compensation and benefits related to the Asset Resolution Unit.

Compared to 1Q20, total operating expenses increased CHF 265 million, mainly reflecting increases in compensation and benefits and general and administrative expenses. Compensation and benefits increased CHF 182 million, primarily reflecting higher deferred compensation expenses from prior-year awards, expenses for long-dated legacy deferred compensation and retirement programs and increased discretionary compensation expenses. These increases were partially offset by the impact of corporate function allocations. General and administrative expenses increased CHF 88 million, primarily driven by higher expenses related to legacy litigation provisions.
Expense allocation to divisions
	in			% change		in		% change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	789	595	753	33	5	1,384	1,525	(9)
General and administrative expenses	606	500	554	21	9	1,106	1,175	(6)
Commission expenses	19	24	16	(21)	19	43	32	34
Total other operating expenses	625	524	570	19	10	1,149	1,207	(5)
Total operating expenses before allocation to divisions	1,414	1,119	1,323	26	7	2,533	2,732	(7)
Net allocation to divisions	1,096	1,066	1,115	3	(2)	2,162	2,238	(3)
of which Swiss Universal Bank	245	244	259	0	(5)	489	513	(5)
of which International Wealth Management	213	205	213	4	0	418	426	(2)
of which Asia Pacific	185	183	186	1	(1)	368	370	(1)
of which Global Markets	379	364	372	4	2	743	753	(1)
of which Investment Banking & Capital Markets	74	70	85	6	(13)	144	176	(18)
Total operating expenses	318	53	208	500	53	371	494	(25)
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Asset Resolution Unit
	in / end of			% change			in / end of % change
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Statements of operations (CHF million)
Revenues from portfolio assets	19	(10)	30	–	(37)	9	51	(82)
Asset funding costs	(58)	(47)	(54)	23	7	(105)	(110)	(5)
Net revenues	(39)	(57)	(24)	(32)	63	(96)	(59)	63
Provision for credit losses	(2)	0	4	–	–	(2)	10	–
Compensation and benefits	20	24	41	(17)	(51)	44	75	(41)
General and administrative expenses	17	12	21	42	(19)	29	47	(38)
Commission expenses	2	1	3	100	(33)	3	5	(40)
Total other operating expenses	19	13	24	46	(21)	32	52	(38)
Total operating expenses	39	37	65	5	(40)	76	127	(40)
Income/(loss) before taxes	(76)	(94)	(93)	(19)	(18)	(170)	(196)	(13)
Balance sheet statistics (CHF million)
Total assets	17,688	19,009	20,153	(7)	(12)	17,688	20,153	(12)
Risk-weighted assets (USD) [1]	10,931	8,826	8,514	24	28	10,931	8,514	28
Leverage exposure (USD)	25,092	26,608	29,018	(6)	(14)	25,092	29,018	(14)
1 Risk-weighted assets excluding operational risk were USD 9,964 million, USD 7,154 million and USD 6,766 million as of the end of 2Q20, 1Q20 and 2Q19, respectively.

Assets under management
As of the end of 2Q20, assets under management were CHF 1,443.4 billion, 5.3% higher compared to the end of 1Q20 with net new assets of CHF 9.8 billion in 2Q20.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets. Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management business of International Wealth Management for other businesses are reported in each applicable business and eliminated at the Group level. Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Assets under management and client assets
	end of			% change
	2Q20	1Q20	2Q19	QoQ	YoY
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	201.8	194.8	214.7	3.6	(6.0)
Swiss Universal Bank - Corporate & Institutional Clients	427.4	405.3	410.7	5.5	4.1
International Wealth Management - Private Banking	344.5	327.7	363.1	5.1	(5.1)
International Wealth Management - Asset Management	423.8	409.6	414.0	3.5	2.4
Asia Pacific - Private Banking	215.8	197.0	214.5	9.5	0.6
Assets managed across businesses [1]	(169.9)	(163.9)	(161.3)	3.7	5.3
Assets under management	1,443.4	1,370.5	1,455.7	5.3	(0.8)
of which discretionary assets	468.1	450.1	469.2	4.0	(0.2)
of which advisory assets	975.3	920.4	986.5	6.0	(1.1)
Client assets (CHF billion) [2]
Swiss Universal Bank - Private Clients	250.1	237.2	254.0	5.4	(1.5)
Swiss Universal Bank - Corporate & Institutional Clients	522.3	498.9	508.5	4.7	2.7
International Wealth Management - Private Banking	426.9	398.9	460.9	7.0	(7.4)
International Wealth Management - Asset Management	423.8	409.6	414.0	3.5	2.4
Asia Pacific - Private Banking	278.3	244.2	268.5	14.0	3.6
Assets managed across businesses	(169.9)	(163.9)	(161.3)	3.7	5.3
Client Assets	1,731.5	1,624.9	1,744.6	6.6	(0.8)
Following a review in 2019 of the classification of assets under management relating to certain client relationships in our Asia Pacific division, the Group has derecognized an aggregate CHF 4.3 billion of assets under management and related net new assets as of the end of 2019. Prior periods have been reclassified to conform to the current presentation. Changes to the terms of these client relationships may result in the recognition of assets under management in the future.

1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Growth in assets under management
in	2Q20	1Q20	2Q19	6M20	6M19
Growth in assets under management (CHF billion)
Net new assets	9.8	5.8	22.9	15.6	57.5
of which Swiss Universal Bank - Private Clients	(1.6)	(4.2)	1.2	(5.8)	4.5
of which Swiss Universal Bank - Corporate & Institutional Clients	1.6	4.8	8.9	6.4	36.5
of which International Wealth Management - Private Banking	1.8	3.7	5.5	5.5	6.8
of which International Wealth Management - Asset Management [1]	4.1	0.1	8.6	4.2	8.1
of which Asia Pacific - Private Banking	4.5	3.0	2.5	7.5	6.3
of which assets managed across businesses [2]	(0.6)	(1.6)	(3.8)	(2.2)	(4.7)
Other effects	63.1	(142.5)	5.8	(79.4)	53.3
of which Swiss Universal Bank - Private Clients	8.6	(18.6)	2.8	(10.0)	12.2
of which Swiss Universal Bank - Corporate & Institutional Clients	20.5	(35.9)	5.9	(15.4)	25.5
of which International Wealth Management - Private Banking	15.0	(46.0)	1.2	(31.0)	(1.2)
of which International Wealth Management - Asset Management	10.1	(28.4)	0.9	(18.3)	17.2
of which Asia Pacific - Private Banking	14.3	(26.0)	(2.7)	(11.7)	8.9
of which Strategic Resolution Unit [3]	–	–	–	–	(0.5)
of which assets managed across businesses [2]	(5.4)	12.4	(2.3)	7.0	(8.8)
Growth in assets under management	72.9	(136.7)	28.7	(63.8)	110.8
of which Swiss Universal Bank - Private Clients	7.0	(22.8)	4.0	(15.8)	16.7
of which Swiss Universal Bank - Corporate & Institutional Clients	22.1	(31.1)	14.8	(9.0)	62.0
of which International Wealth Management - Private Banking	16.8	(42.3)	6.7	(25.5)	5.6
of which International Wealth Management - Asset Management [1]	14.2	(28.3)	9.5	(14.1)	25.3
of which Asia Pacific - Private Banking	18.8	(23.0)	(0.2)	(4.2)	15.2
of which Strategic Resolution Unit [3]	–	–	–	–	(0.5)
of which assets managed across businesses [2]	(6.0)	10.8	(6.1)	4.8	(13.5)
Growth in assets under management (annualized) (%)
Net new assets	2.9	1.5	6.4	2.1	8.6
of which Swiss Universal Bank - Private Clients	(3.3)	(7.7)	2.3	(5.3)	4.5
of which Swiss Universal Bank - Corporate & Institutional Clients	1.6	4.4	9.0	2.9	20.9
of which International Wealth Management - Private Banking	2.2	4.0	6.2	3.0	3.8
of which International Wealth Management - Asset Management [1]	4.0	0.1	8.5	1.9	4.2
of which Asia Pacific - Private Banking	9.1	5.5	4.7	6.8	6.3
of which assets managed across businesses [2]	1.5	3.7	9.8	2.5	6.4
Other effects	18.4	(37.8)	1.6	(10.6)	7.9
of which Swiss Universal Bank - Private Clients	17.7	(34.2)	5.3	(9.2)	12.4
of which Swiss Universal Bank - Corporate & Institutional Clients	20.2	(32.9)	6.0	(7.0)	14.7
of which International Wealth Management - Private Banking	18.3	(49.7)	1.3	(16.8)	(0.7)
of which International Wealth Management - Asset Management	9.9	(26.0)	0.9	(8.3)	8.8
of which Asia Pacific - Private Banking	29.1	(47.3)	(5.1)	(10.6)	9.0
of which Strategic Resolution Unit [3]	–	–	–	–	(200.0)
of which assets managed across businesses [2]	13.1	(28.4)	5.9	(8.0)	11.9
Growth in assets under management	21.3	(36.3)	8.0	(8.5)	16.5
of which Swiss Universal Bank - Private Clients	14.4	(41.9)	7.6	(14.5)	16.9
of which Swiss Universal Bank - Corporate & Institutional Clients	21.8	(28.5)	15.0	(4.1)	35.6
of which International Wealth Management - Private Banking	20.5	(45.7)	7.5	(13.8)	3.1
of which International Wealth Management - Asset Management [1]	13.9	(25.9)	9.4	(6.4)	13.0
of which Asia Pacific - Private Banking	38.2	(41.8)	(0.4)	(3.8)	15.3
of which Strategic Resolution Unit [3]	–	–	–	–	(200.0)
of which assets managed across businesses [2]	14.6	(24.7)	15.7	(5.5)	18.3
Following a review in 2019 of the classification of assets under management relating to certain client relationships in our Asia Pacific division, the Group has derecognized an aggregate CHF 4.3 billion of assets under management and related net new assets as of the end of 2019. Prior periods have been reclassified to conform to the current presentation. Changes to the terms of these client relationships may result in the recognition of assets under management in the future.

1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
3
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

Growth in assets under management (continued)
in	2Q20	1Q20	2Q19	6M20	6M19
Growth in net new assets (rolling four-quarter average) (%)
Net new assets	2.6	3.5	5.2	–	–
of which Swiss Universal Bank - Private Clients	(3.2)	(1.9)	2.1	–	–
of which Swiss Universal Bank - Corporate & Institutional Clients	3.7	5.7	11.4	–	–
of which International Wealth Management - Private Banking	2.7	3.8	2.8	–	–
of which International Wealth Management - Asset Management [1]	4.3	5.5	3.3	–	–
of which Asia Pacific - Private Banking	4.6	3.7	6.4	–	–
of which Strategic Resolution Unit [2]	–	–	(4.0)	–	–
of which assets managed across businesses [3]	5.0	7.3	5.8	–	–
Following a review in 2019 of the classification of assets under management relating to certain client relationships in our Asia Pacific division, the Group has derecognized an aggregate CHF 4.3 billion of assets under management and related net new assets as of the end of 2019. Prior periods have been reclassified to conform to the current presentation. Changes to the terms of these client relationships may result in the recognition of assets under management in the future.

1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

3 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets. Any such changes are not directly related to the Group’s success in acquiring assets under management. Similarly, structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
2Q20 results
As of the end of 2Q20, assets under management of CHF 1,443.4 billion increased CHF 72.9 billion compared to the end of 1Q20. The increase was driven by favorable market movements and net new assets of CHF 9.8 billion, partially offset by unfavorable foreign exchange-related movements.
Net new assets of CHF 9.8 billion in 2Q20 mainly reflected inflows across the following businesses. Net new assets of CHF 4.5 billion in the Private Banking business of Asia Pacific primarily reflected inflows from Japan, Southeast Asia and Greater China. Net new assets of CHF 4.1 billion in the Asset Management business of International Wealth Management mainly reflected inflows from traditional and alternative investments. Net new assets of CHF 1.8 billion in the Private Banking business of International Wealth Management reflected inflows from both emerging markets and Europe. Net new assets of CHF 1.6 billion in the Corporate & Institutional Clients business of Swiss Universal Bank mainly reflected inflows from the pension business. These inflows were partially offset by net asset outflows of CHF 1.6 billion in the Private Clients business of Swiss Universal Bank, primarily driven by deleveraging in the UHNW client segment.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.
> Refer to “Note 38 – Assets under management” in VI– Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information.

II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 2Q20, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Liquidity management
In response to regulatory reform, since 2015 we have primarily focused our issuance strategy on offering long-term debt securities at the Group level for funding and capital purposes. Prior to that, securities for funding and capital purposes were primarily issued by the Bank, our principal operating subsidiary and a US registrant, and recently we have begun to issue short duration securities at the Bank level for funding diversification. Our primary source of liquidity is funding through consolidated entities. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet going and gone concern capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our liquidity and funding profile reflects our strategy and risk appetite and is driven by business activity levels and the overall operating environment. We have adapted our liquidity and funding profile to reflect lessons learned from the financial crisis, the subsequent changes in our business strategy and regulatory developments. We have been an active participant in regulatory and industry forums to promote best practice standards on quantitative and qualitative liquidity management. Our internal liquidity risk management framework is subject to review and monitoring by FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 for further information on liquidity and funding management.
Regulatory framework
BIS liquidity framework
The Basel Committee on Banking Supervision (BCBS) established the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements).
The LCR addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS framework, the minimum required ratio of liquid assets over net cash outflows is 100%.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
The Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law. Under the Liquidity Ordinance, systemically relevant banks like Credit Suisse are subject to a minimum LCR requirement of 100% at all times and the associated disclosure requirements.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
FINMA requires us to report the NSFR to FINMA on a monthly basis during an observation period that began in 2012. The reporting instructions are generally aligned with the final BCBS NSFR requirements. Although originally planned for January 1, 2018, the Federal Council decided to postpone the introduction of the NSFR as a minimum standard in Switzerland and, in November 2019, adopted a timetable that contemplates bringing the NSFR rules into force by mid-2021.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 for further information on the BIS liquidity framework and Swiss liquidity requirements.
Liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, as described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 for further information on our approach to liquidity risk management, governance and contingency planning.
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of HQLA comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the Fed, the ECB and the BoE. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies. All securities, including those obtained from reverse repurchase agreements, are subject to a stress level haircut in our barometer to reflect the risk that emergency funding may not be available at market value in a stress scenario.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
> Refer to “Treasury management” in III– Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 for further information on our liquidity pool.
As of the end of 2Q20, our liquidity pool managed by Treasury and the global liquidity group had an average HQLA value of CHF 204.1 billion. The liquidity pool consisted of CHF 119.3 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 84.8 billion market value of securities issued by governments and government agencies, primarily from the US, United Kingdom (UK) and France. The increase of the liquidity pool managed by Treasury, compared to 1Q20, was the result of funding decisions starting in April in light of the impact of the COVID-19 pandemic.
In addition to the above-mentioned liquidity pool, there is also a portfolio of unencumbered liquid assets managed by the businesses, primarily in the Global Markets and Asia Pacific divisions, in cooperation with the global liquidity group. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses and the global liquidity group, Treasury can access these assets to generate liquidity if required. As of the end of 2Q20, this portfolio of liquid assets had a market value of CHF 27.4 billion, consisting of CHF 11.6 billion of high-grade bonds and CHF 15.8 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 12% is applied to these assets. The haircuts applied to this portfolio reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity pool – Group
	2Q20					1Q20	4Q19
average	Swiss franc	US dollar	Euro	Other currencies	Total	Total	Total
Liquid assets (CHF million)
Cash held at central banks	84,032	17,748	15,578	1,986	119,344	83,176	82,209
Securities	11,545	47,976	8,080	17,151	84,752	79,435	82,641
Liquid assets [1]	95,577	65,724	23,658	19,137	204,096	162,611	164,850
Calculated using a three-month average, which is calculated on a daily basis.
1 Reflects a pre-cancellation view.

Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA and uses a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 196% as of the end of 2Q20, an increase from 182% as of the end of 1Q20, representing an average HQLA of CHF 203.0 billion and average net cash outflows of CHF 103.7 billion. The increase was driven by continued funding decisions and actions by the business divisions after COVID-19-related events.
The increase in the LCR in 2Q20 reflected a higher level of average HQLA, which was partially offset by an increase in net cash outflows. The higher HQLA during the period reflected an increase in the amount of cash held with central banks, as well as an increase in the amount of securities held during the period. The increase in net cash outflows was primarily a result of an increase in net cash outflows associated with secured wholesale funding and secured lending activities, a decrease in cash inflows from fully performing exposures and higher cash outflows from unsecured wholesale funding driven by increases in non-operational deposits. These increases in net cash outflows were partially offset by a reduction in cash outflows in additional requirements, mainly related to credit and liquidity facilities.
Liquidity coverage ratio – Group
	2Q20				1Q20		4Q19
average	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		202,998		161,668		164,503
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	162,574		19,815		19,747		20,519
Unsecured wholesale funding	236,597		98,933		95,281		92,801
Secured wholesale funding	–		47,477		48,519		49,456
Additional requirements	166,583		34,474		37,196		33,761
Other contractual funding obligations	49,393		49,393		52,079		58,909
Other contingent funding obligations	228,231		4,586		5,345		5,792
Total cash outflows	–		254,678		258,167		261,238
Cash inflows (CHF million)
Secured lending	112,904		70,355		81,595		84,353
Inflows from fully performing exposures	57,455		27,165		31,663		32,567
Other cash inflows	53,415		53,415		56,126		61,063
Total cash inflows	223,774		150,935		169,384		177,983
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		202,998		161,668		164,503
Net cash outflows (CHF million)	–		103,743		88,783		83,255
Liquidity coverage ratio (%)	–		196		182		198
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

Funding management
Funding sources
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 19% as of the end of 2Q20, compared to 13% as of the end of 1Q20, reflecting a small increase in deposits. Loans decreased slightly compared to 1Q20. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 350 billion as of the end of 2Q20, compared to CHF 342 billion as of the end of 1Q20, reflecting an increase in our customer deposit base in the private banking and corporate & institutional banking businesses in 2Q20, mainly driven by an increase in demand deposits. Core customer deposits are from clients with whom we have a broad and long-standing relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet and off-balance sheet for further information.

Debt issuances and redemptions
As of the end of 2Q20, we had outstanding long-term debt of CHF 169.4 billion, which included senior and subordinated instruments. We had CHF 47.4 billion and CHF 16.8 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2Q20 compared to CHF 40.2 billion and CHF 15.8 billion, respectively, as of the end of 1Q20.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
Short-term borrowings remained stable with CHF 27.4 billion as of the end of 2Q20, compared to CHF 27.9 billion as of the end of 1Q20.
The following table provides information on long-term debt issuances, maturities and redemptions in 2Q20, excluding structured notes.
> Refer to “Debt issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2019 for further information.
Debt issuances and redemptions
in 2Q20	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	9.1	7.3	0.0	16.4
of which unsecured	8.1	7.3	0.0	15.4
of which secured	1.0	0.0	0.0	1.0
Maturities / Redemptions	1.0	0.0	0.0	1.0
of which unsecured	0.9	0.0	0.0	0.9
of which secured	0.1	0.0	0.0	0.1
Excludes structured notes.
Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.0 billion in the first two cases and CHF 0.9 billion, in the latter case as of the end of 2Q20, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2019 for further information relating to credit ratings and additional risks relating to derivative instruments.

Capital management
As of the end of 2Q20, our BIS CET1 ratio was 12.5% and our BIS tier 1 leverage ratio was 6.2%.
Regulatory framework
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our capital metrics fluctuate during any reporting period in the ordinary course of business.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards became fully effective on January 1, 2019 for those countries that have adopted Basel III. Certain tier 2 capital instruments are subject to phase out through 2022.
> Refer to “BIS requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2019 for a detailed discussion of the BIS requirements.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
Under the Capital Adequacy Ordinance, Swiss banks classified as systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: such banks must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement).
Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the Financial Stability Board’s total loss-absorbing capacity standard.
Additionally, there are FINMA decrees that apply to Credit Suisse, as a systemically important bank operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements.
> Refer to “Swiss Requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2019 for a detailed discussion of the Swiss Requirements.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments and total loss-absorbing capacity-eligible instruments that form part of the eligible capital base and total loss-absorbing capacity resources, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for additional information.

Swiss capital and leverage requirements for Credit Suisse
Effective as of January 1, 2020	Capital ratio	Leverage ratio
Capital components (%)
CET1 – minimum	4.5	1.5
Additional tier 1 – maximum	3.5	1.5
Minimum component	8.0	3.0
CET1 – minimum	5.5	2.0
Additional tier 1 – maximum	0.8	0.0
Buffer component	6.3	2.0
Going concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Gone concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Total loss-absorbing capacity	28.6	10.0
Does not include the effects of the countercyclical buffers and any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital.

As of the end of 2Q20, for both the Group and the Bank, the rebates for resolvability and for certain tier 2 low-trigger instruments for the capital ratios were 2.28% and 0.681%, respectively. The rebates for resolvability and for certain tier 2 low-trigger instruments for leverage ratios were 0.8% and 0.218%. Net of these rebates, the gone concern ratio for capital and leverage for the Group and the Bank were 11.339% and 3.982%, respectively.

Regulatory developments
In response to the COVID-19 outbreak, the Swiss government, the SNB and FINMA have taken various measures to mitigate the consequences for the economy and the financial system, including the temporary exclusion of central bank reserves from leverage ratio calculations, deactivation of the Swiss countercyclical capital buffer, changes to the implementation timeline of the outstanding Basel III standards as well as modifications to the phase-in of RWA inflation related to certain Basel III revisions to the capital requirements for credit risk.
> Refer to “Other information” in I – Credit Suisse results – Credit Suisse for a discussion of regulatory developments pertaining to COVID-19.
In July 2020, the Basel Committee published an updated standard for the regulatory capital treatment of credit valuation adjustment (CVA) risk for derivatives and securities financing transactions. The revisions for the regulatory capital treatment of CVA risk mainly include recalibrated risk weights and an overall recalibration of the standardized and basic approach. The implementation date for the revised CVA framework has been set at January 1, 2023.
Capital instruments
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 9.5 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 3.2%, both as of the end of 2Q20.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 14.3 billion and the Higher Trigger Capital Ratio was 4.8%, both as of the end of 2Q20.
> Refer to the table “BIS capital metrics” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital instruments in the Credit Suisse Annual Report 2019 for further information on the Higher Trigger Capital Amount.
Issuances and redemptions
	Currency	Par value at issuance (million)		Coupon rate (%)	Description	Year of maturity
Issuances – callable bail-in instruments
Second quarter of 2020	USD	3,000		4.194	Senior notes	2031
	EUR	2,000		3.25	Senior notes	2026
	USD	1,500		2.193	Senior notes	2026
	GBP	750		2.25	Senior notes	2028
Redemptions
July 2020 to date	EUR	1,250	[1]	5.75	Tier 2 capital notes	–
1 In July 2020, the Group announced the redemption of tier 2 capital notes in the amount of EUR 1,250 million.

BIS capital metrics
BIS capital metrics – Group
				% change
end of	2Q20	1Q20	4Q19	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	37,346	36,332	36,774	3
Tier 1 capital	51,681	50,825	49,791	2
Total eligible capital	54,600	53,762	52,725	2
Risk-weighted assets	299,293	300,580	290,463	0
Capital ratios (%)
CET1 ratio	12.5	12.1	12.7	–
Tier 1 ratio	17.3	16.9	17.1	–
Total capital ratio	18.2	17.9	18.2	–
Eligible capital – Group
				% change
end of	2Q20	1Q20	4Q19	QoQ
Eligible capital (CHF million)
Total shareholders' equity	46,535	48,675	43,644	(4)
Adjustments
Regulatory adjustments [1]	(682)	(363)	(247)	88
Goodwill [2]	(5,024)	(5,149)	(4,848)	(2)
Other intangible assets [2]	(335)	(330)	(38)	2
Deferred tax assets that rely on future profitability	(1,462)	(1,549)	(1,465)	(6)
Shortfall of provisions to expected losses	(27)	(172)	(458)	(84)
(Gains)/losses due to changes in own credit on fair-valued liabilities [3]	1,027	(1,668)	2,911	–
Defined benefit pension assets [2]	(2,379)	(2,311)	(2,263)	3
Investments in own shares	(32)	(544)	(426)	(94)
Other adjustments [4]	(275)	(257)	(36)	7
Total adjustments	(9,189)	(12,343)	(6,870)	(26)
CET1 capital	37,346	36,332	36,774	3
High-trigger capital instruments (7% trigger)	9,510	9,598	8,310	(1)
Low-trigger capital instruments (5.125% trigger)	4,825	4,895	4,707	(1)
Additional tier 1 capital	14,335	14,493	13,017	(1)
Tier 1 capital	51,681	50,825	49,791	2
Tier 2 low-trigger capital instruments (5% trigger)	2,919	2,937	2,934	(1)
Tier 2 capital [5]	2,919	2,937	2,934	(1)
Total eligible capital [5]	54,600	53,762	52,725	2
1 Includes certain adjustments, such as an cumulative dividend accrual.
2 Net of deferred tax liability.
3 Since 1Q20, net of tax. Prior period has not been restated.
4 Includes cash flow hedge reserve.
5
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 2Q20, 1Q20 and 4Q19, total eligible capital was CHF 54,896 million, CHF 54,064 million and CHF 53,038 million, including CHF 297 million, CHF 301 million and CHF 313 million of such instruments and the total capital ratio was 18.3%, 18.0% and 18.3%, respectively.

2Q20 Capital movement – Group
CET1 capital (CHF million)
Balance at beginning of period	36,332
Net income attributable to shareholders	1,162
Foreign exchange impact [1]	(353)
Other [2]	205
Balance at end of period	37,346
Additional tier 1 capital (CHF million)
Balance at beginning of period	14,493
Foreign exchange impact	(178)
Other [3]	20
Balance at end of period	14,335
Tier 2 capital (CHF million)
Balance at beginning of period	2,937
Foreign exchange impact	(13)
Other	(5)
Balance at end of period	2,919
Eligible capital (CHF million)
Balance at end of period	54,600
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Includes the impact of a dividend accrual and the net effect of share-based compensation and pensions.
3 Primarily reflects valuation impacts.
Our CET1 ratio was 12.5% as of the end of 2Q20 compared to 12.1% as of the end of 1Q20. Our tier 1 ratio was 17.3% as of the end of 2Q20 compared to 16.9% as of the end of 1Q20. Our total capital ratio was 18.2% as of the end of 2Q20 compared to 17.9% as of the end of 1Q20.
CET1 capital was CHF 37.3 billion as of the end of 2Q20, an increase compared to CHF 36.3 billion as of the end of 1Q20, mainly reflecting net income attributable to shareholders, partially offset by a negative foreign exchange impact. Additional tier 1 capital was CHF 14.3 billion as of the end of 2Q20, stable compared the end of 1Q20. Total eligible capital was CHF 54.6 billion as of the end of 2Q20, a slight increase compared to CHF 53.8 billion as of the end of 1Q20, reflecting higher CET1 capital.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA, which are categorized as credit, market and operational RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.
> Refer to “Risk-weighted assets” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2019 for a detailed discussion of RWA.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory value-at-risk (VaR) backtesting exception above four in the prior rolling 12-month period.
In April 2020, FINMA allowed a temporary freeze on backtesting exceptions, impacting the capital multiplier, which was scheduled to expire on July 1, 2020. In June 2020, FINMA confirmed that the exemption will be fundamentally incorporated into future supervisory practice. In 2Q20, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Other information” in I – Credit Suisse results – Credit Suisse for further information.
> Refer to “Market risk” in Risk management for further information.
RWA were CHF 299.3 billion as of the end of 2Q20, stable compared to the end of 1Q20, as movements in risk levels in credit risk, primarily in Global Markets, and a negative foreign exchange impact were offset by increases related to internal model and parameter updates, primarily related to credit risk and market risk, and methodology and policy changes in credit risk.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by movements in risk levels attributable to book size, partially offset by increases related to internal model and parameter updates. The decrease in movements in risk levels attributable to book size was primarily driven by decreased lending risk, mainly in Investment Banking & Capital Markets and Global Markets, and decreased derivatives exposures due to volatility, mainly in Global Markets. In addition, the pro-cyclicality relief of the exposure modeling approach for derivatives granted by FINMA in 1Q20 was removed, in the Corporate Center. The increase related to internal model and parameter updates was driven by a regular data update pertaining to the advanced CVA model, primarily due to increased market volatility, mainly in Swiss Universal Bank, Corporate Center and International Wealth Management. The movement in methodology and policy changes reflected the phase-in of certain Basel III revisions for credit risk, including SA-CCR for derivatives, mainly in International Wealth Management, equity investments in funds and central counterparty default fund contributions.
Excluding the foreign exchange impact, the increase in market risk was primarily driven by increases related to internal model and parameter updates primarily due to the impacts of increased market volatility mainly in Global Markets and International Wealth Management.
Excluding the foreign exchange impact, the increase in operational risk was mainly driven by internal model and parameter updates related to RMBS in the Corporate Center. In addition, internal model and parameter updates also reflected updated operational risk allocation keys, resulting in higher operational risk RWA in Corporate Center, International Wealth Management and Asia Pacific, offset by lower operational risk RWA in Global Markets and Investment Banking & Capital Markets.

Risk-weighted asset movement by risk type – Group
2Q20	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	68,405	30,808	26,719	48,592	21,434	23,283	219,241
Foreign exchange impact	(144)	(314)	(60)	(540)	(218)	(300)	(1,576)
Movements in risk levels	(379)	(1,385)	(3,445)	(7,345)	(1,906)	2,078	(12,382)
of which credit risk – book size [1]	(913)	(1,384)	(2,698)	(7,986)	(3,157)	2,504	(13,634)
of which credit risk – book quality [2]	534	(1)	(747)	641	1,251	(426)	1,252
Model and parameter updates – internal [3]	2,483	1,109	135	(60)	12	2,089	5,768
Methodology and policy changes [5]	389	1,457	238	486	101	253	2,924
Balance at end of period	70,754	31,675	23,587	41,133	19,423	27,403	213,975
Market risk (CHF million)
Balance at beginning of period	1,119	1,620	4,743	8,383	106	2,353	18,324
Foreign exchange impact	(19)	(29)	(97)	(169)	(2)	(55)	(371)
Movements in risk levels	102	(499)	1,532	(2,078)	11	386	(546)
Model and parameter updates – internal [3]	34	1,074	(440)	3,364	6	604	4,642
Balance at end of period	1,236	2,166	5,738	9,500	121	3,288	22,049
Operational risk (CHF million)
Balance at beginning of period	10,769	12,521	6,988	12,129	3,793	16,815	63,015
Foreign exchange impact	(155)	(177)	(98)	(172)	(52)	(277)	(931)
Movements in risk levels	(9)	(144)	(137)	(126)	(136)	12	(540)
Model and parameter updates – internal [3]	2	135	118	(1,006)	(777)	3,253	1,725
Balance at end of period	10,607	12,335	6,871	10,825	2,828	19,803	63,269
Total (CHF million)
Balance at beginning of period	80,293	44,949	38,450	69,104	25,333	42,451	300,580
Foreign exchange impact	(318)	(520)	(255)	(881)	(272)	(632)	(2,878)
Movements in risk levels	(286)	(2,028)	(2,050)	(9,549)	(2,031)	2,476	(13,468)
Model and parameter updates – internal [3]	2,519	2,318	(187)	2,298	(759)	5,946	12,135
Methodology and policy changes [5]	389	1,457	238	486	101	253	2,924
Balance at end of period	82,597	46,176	36,196	61,458	22,372	50,494	299,293
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
4 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
5 Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Group
2Q20 (CHF million)
Credit risk	70,754	31,675	23,587	41,133	19,423	27,403	213,975
Market risk	1,236	2,166	5,738	9,500	121	3,288	22,049
Operational risk	10,607	12,335	6,871	10,825	2,828	19,803	63,269
Risk-weighted assets	82,597	46,176	36,196	61,458	22,372	50,494	299,293
4Q19 (CHF million)
Credit risk	66,307	29,441	26,436	36,806	19,565	28,398	206,953
Market risk	977	1,490	3,010	7,480	97	2,138	15,192
Operational risk	11,058	12,857	7,182	12,491	3,897	20,833	68,318
Risk-weighted assets	78,342	43,788	36,628	56,777	23,559	51,369	290,463

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
Leverage exposure – Group
end of	2Q20	1Q20	4Q19
Leverage exposure (CHF million)
Swiss Universal Bank	271,868	269,324	264,987
International Wealth Management	105,828	101,466	100,664
Asia Pacific	108,997	110,218	115,442
Global Markets	251,569	293,239	257,407
Investment Banking & Capital Markets	46,189	43,423	42,590
Corporate Center	52,304	52,036	128,904
Leverage exposure	836,755	869,706	909,994
The leverage exposure was CHF 836.8 billion as of the end of 2Q20, a 4% decrease compared to CHF 869.7 billion as of the end of 1Q20. The decrease in leverage exposure mainly reflects the movement in the temporary exclusion of central bank reserves from leverage ratio calculations as permitted by FINMA and an increase in securities financing transactions. For 2Q20, the leverage exposure excludes CHF 103.6 billion of cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend in 4Q20.
> Refer to “Balance sheet and off-balance sheet” for further information on the movement in the Group’s consolidated balance sheet.
Leverage exposure components – Group
						% change
end of	2Q20		1Q20		4Q19	QoQ
Leverage exposure (CHF million)
Balance sheet assets	828,480		832,166		787,295	0
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(17,088)		(14,666)		(14,146)	17
Derivative financial instruments	73,399		79,266		75,856	(7)
Securities financing transactions	(30,370)		(19,360)		(29,580)	57
Off-balance sheet exposures	82,794		80,622		90,569	3
Other	(100,460)	[2]	(88,322)	[2]	–	14
Total adjustments	8,275		37,540		122,699	(78)
Leverage exposure	836,755		869,706		909,994	(4)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

2
Includes cash held at central banks of CHF 103,614 million and CHF 88,322 million as of 2Q20 and 1Q20, respectively, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20.

BIS leverage metrics – Group
						% change
end of	2Q20		1Q20		4Q19	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	37,346		36,332		36,774	3
Tier 1 capital	51,681		50,825		49,791	2
Leverage exposure	836,755	[1]	869,706	[1]	909,994	(4)
Leverage ratios (%)
CET1 leverage ratio	4.5		4.2		4.0	–
Tier 1 leverage ratio	6.2		5.8		5.5	–
1
Leverage exposure as of 2Q20 and 1Q20 excludes CHF 103,614 million and CHF 88,322 million, respectively, of cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20.

The CET1 leverage ratio was 4.5% as of the end of 2Q20, an increase compared to 4.2% as of the end of 1Q20. The tier 1 leverage ratio was 6.2% as of the end of 2Q20, an increase compared to 5.8% as of the end of 1Q20.
Swiss metrics
Swiss capital metrics
As of the end of 2Q20, our Swiss CET1 capital was CHF 37.3 billion and our Swiss CET1 ratio was 12.5%. Our going concern capital was CHF 51.7 billion and our going concern capital ratio was 17.2%. Our gone concern capital was CHF 46.7 billion and our gone concern capital ratio was 15.6%. Our total loss-absorbing capacity was CHF 98.4 billion and our TLAC ratio was 32.8%.
Swiss capital metrics – Group
				% change
end of	2Q20	1Q20	4Q19	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	37,339	36,305	36,740	3
Going concern capital	51,674	50,798	49,757	2
Gone concern capital	46,696	42,107	41,138	11
Total loss-absorbing capacity (TLAC)	98,370	92,905	90,895	6
Swiss risk-weighted assets	299,893	301,200	291,282	0
Swiss capital ratios (%)
Swiss CET1 ratio	12.5	12.1	12.6	–
Going concern capital ratio	17.2	16.9	17.1	–
Gone concern capital ratio	15.6	14.0	14.1	–
TLAC ratio	32.8	30.8	31.2	–
The Swiss capital requirements have been fully phased-in as of 1Q20 and the 4Q19 balances are presented on a comparative basis as previously reported. Rounding differences may occur.

Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. As of the end of 2Q20, our Swiss CET1 leverage ratio was 4.5%, our going concern leverage ratio was 6.2%, our gone concern leverage ratio was 5.6% and our TLAC leverage ratio was 11.8%.
Swiss capital and risk-weighted assets – Group
				% change
end of	2Q20	1Q20	4Q19	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	37,346	36,332	36,774	3
Swiss regulatory adjustments [1]	(7)	(27)	(34)	(74)
Swiss CET1 capital	37,339	36,305	36,740	3
Additional tier 1 high-trigger capital instruments	9,510	9,598	8,310	(1)
Grandfathered additional tier 1 low-trigger capital instruments	4,825	4,895	4,707	(1)
Swiss additional tier 1 capital	14,335	14,493	13,017	(1)
Going concern capital	51,674	50,798	49,757	2
Bail-in debt instruments	42,725	38,106	37,172	12
Tier 2 amortization component	1,052	1,064	1,032	(1)
Tier 2 low-trigger capital instruments	2,919	2,937	2,934	(1)
Gone concern capital [2]	46,696	42,107	41,138	11
Total loss-absorbing capacity	98,370	92,905	90,895	6
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	299,293	300,580	290,463	0
Swiss regulatory adjustments [3]	600	620	819	(3)
Swiss risk-weighted assets	299,893	301,200	291,282	0
The Swiss capital requirements have been fully phased-in as of 1Q20 and the 4Q19 balances are presented on a comparative basis as previously reported.
1 Includes adjustments for certain unrealized gains outside the trading book.
2
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 2Q20, 1Q20 and 4Q19, gone concern capital was CHF 47,083 million, CHF 42,500 million and CHF 38,576 million, including CHF 297 million, CHF 301 million and CHF 314 million, respectively, of such instruments.

3 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
						% change
end of	2Q20		1Q20		4Q19	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	37,339		36,305		36,740	3
Going concern capital	51,674		50,798		49,757	2
Gone concern capital	46,696		42,107		41,138	11
Total loss-absorbing capacity	98,370		92,905		90,895	6
Leverage exposure	836,755		869,706		909,994	(4)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.5		4.2		4.0	–
Going concern leverage ratio	6.2		5.8		5.5	–
Gone concern leverage ratio	5.6	[1]	4.8	[1]	4.5	–
TLAC leverage ratio	11.8		10.7		10.0	–
The Swiss capital requirements have been fully phased-in as of 1Q20 and the 4Q19 balances are presented on a comparative basis as previously reported. Rounding differences may occur.
1
The gone concern ratio would be 5.0% and 4.4% of 2Q20 and 1Q20, respectively, if calculated using a leverage exposure of CHF 940,369 million and CHF 958,028 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20, of CHF 103,614 million and CHF 88,322 million.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
> Refer to “BIS capital metrics”, “Risk-weighted assets”, “Leverage metrics” and “Swiss metrics” for further information.
BIS capital metrics – Bank
				% change
end of	2Q20	1Q20	4Q19	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	42,231	41,562	41,933	2
Tier 1 capital	55,606	55,089	54,024	1
Total eligible capital	58,525	58,026	56,958	1
Risk-weighted assets	299,789	302,299	290,843	(1)
Capital ratios (%)
CET1 ratio	14.1	13.7	14.4	–
Tier 1 ratio	18.5	18.2	18.6	–
Total capital ratio	19.5	19.2	19.6	–
Eligible capital and risk-weighted assets – Bank
end of	2Q20		1Q20	4Q19	% change QoQ
Eligible capital (CHF million)
Total shareholders' equity	49,154		51,282	46,120	(4)
Regulatory adjustments [1]	(731)		(574)	(58)	27
Other adjustments [2]	(6,192)		(9,146)	(4,129)	(32)
CET1 capital	42,231		41,562	41,933	2
Additional tier 1 instruments	13,375	[3]	13,527	12,091	(1)
Additional tier 1 capital	13,375		13,527	12,091	(1)
Tier 1 capital	55,606		55,089	54,024	1
Tier 2 low-trigger capital instruments (5% trigger)	2,919		2,937	2,934	(1)
Tier 2 capital [4]	2,919		2,937	2,934	(1)
Total eligible capital [4]	58,525		58,026	56,958	1
Risk-weighted assets by risk type (CHF million)
Credit risk	214,471		220,960	207,333	(3)
Market risk	22,049		18,324	15,192	20
Operational risk	63,269		63,015	68,318	0
Risk-weighted assets	299,789		302,299	290,843	(1)
1 Includes certain regulatory adjustments, such as an cumulative dividend accrual.
2 Includes certain deductions, such as goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 9.5 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.9 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 2Q20, 1Q20 and 4Q19, total eligible capital was CHF 58,822 million, CHF 58,327 million and CHF 57,271 million, including CHF 297 million, CHF 301 million and CHF 314 million of such instruments and the total capital ratio was 19.6%, 19.3% and 19.7%, respectively.

Leverage exposure components – Bank
						% change
end of	2Q20		1Q20		4Q19	QoQ
Leverage exposure (CHF million)
Balance sheet assets	831,489		835,796		790,459	(1)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(14,701)		(11,848)		(11,545)	24
Derivative financial instruments	73,490		79,366		75,906	(7)
Securities financing transactions	(30,370)		(19,358)		(29,580)	57
Off-balance sheet exposures	82,798		80,627		90,574	3
Other	(114,021)	[2]	(101,720)	[2]	–	12
Total adjustments	(2,804)		27,067		125,355	–
Leverage exposure	828,685		862,863		915,814	(4)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

2 Includes cash held at central banks of CHF 117,175 million and CHF 101,720 million as of 2Q20 and 1Q20, respectively.
BIS leverage metrics – Bank
						% change
end of	2Q20		1Q20		4Q19	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	42,231		41,562		41,933	2
Tier 1 capital	55,606		55,089		54,024	1
Leverage exposure	828,685	[1]	862,863	[1]	915,814	(4)
Leverage ratios (%)
CET1 leverage ratio	5.1		4.8		4.6	–
Tier 1 leverage ratio	6.7		6.4		5.9	–
1
Leverage exposure as of 2Q20 and 1Q20 excludes CHF 117,175 million and CHF 101,720 million, respectively, of cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20.

Swiss capital metrics – Bank
				% change
end of	2Q20	1Q20	4Q19	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	42,225	41,534	41,899	2
Going concern capital	55,600	55,061	53,990	1
Gone concern capital	46,698	42,111	41,136	11
Total loss-absorbing capacity	102,298	97,172	95,126	5
Swiss risk-weighted assets	300,377	302,908	291,651	(1)
Swiss capital ratios (%)
Swiss CET1 ratio	14.1	13.7	14.4	–
Going concern capital ratio	18.5	18.2	18.5	–
Gone concern capital ratio	15.5	13.9	14.1	–
TLAC ratio	34.1	32.1	32.6	–
The Swiss capital requirements have been fully phased-in as of 1Q20 and the 4Q19 balances are presented on a comparative basis as previously reported.

Swiss capital and risk-weighted assets – Bank
				% change
end of	2Q20	1Q20	4Q19	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	42,231	41,562	41,933	2
Swiss regulatory adjustments [1]	(6)	(28)	(34)	(79)
Swiss CET1 capital	42,225	41,534	41,899	2
Additional tier 1 high-trigger capital instruments	9,509	9,598	8,315	(1)
Grandfathered additional tier 1 low-trigger capital instruments	3,866	3,929	3,776	(2)
Swiss additional tier 1 capital	13,375	13,527	12,091	(1)
Going concern capital	55,600	55,061	53,990	1
Bail-in debt instruments	42,726	38,109	37,170	12
Tier 2 instruments subject to phase-out	1,053	1,065	1,032	(1)
Tier 2 amortization component	2,919	2,937	2,934	(1)
Gone concern capital [2]	46,698	42,111	41,136	11
Total loss-absorbing capacity	102,298	97,172	95,126	5
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	299,789	302,299	290,843	(1)
Swiss regulatory adjustments [3]	588	609	808	(3)
Swiss risk-weighted assets	300,377	302,908	291,651	(1)
The Swiss capital requirements have been fully phased-in as of 1Q20 and the 4Q19 balances are presented on a comparative basis as previously reported.
1 Includes adjustments for certain unrealized gains outside the trading book.
2
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 2Q20, 1Q20 and 4Q19, gone concern capital was CHF 47,084 million, CHF 42,503 million and CHF 38,574 million, including CHF 297 million, CHF 301 million and CHF 314 million, respectively, of such instruments.

3 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
						% change
end of	2Q20		1Q20		4Q19	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	42,225		41,534		41,899	2
Going concern capital	55,600		55,061		53,990	1
Gone concern capital	46,698		42,111		41,136	11
Total loss-absorbing capacity	102,298		97,172		95,126	5
Leverage exposure	828,685		862,863		915,814	(4)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	5.1		4.8		4.6	–
Going concern leverage ratio	6.7		6.4		5.9	–
Gone concern leverage ratio	5.6	[1]	4.9	[1]	4.5	–
TLAC leverage ratio	12.3		11.3		10.4	–
The Swiss capital requirements have been fully phased-in as of 1Q20 and the 4Q19 balances are presented on a comparative basis as previously reported.
1
The gone concern ratio would be 4.9% and 4.4% of 2Q20 and 1Q20, respectively, if calculated using a leverage exposure of CHF 945,860 million and CHF 964,583 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20, of CHF 117,175 million and CHF 101,720 million.

Shareholders’ equity
Our total shareholders’ equity was CHF 46.5 billion as of the end of 2Q20 compared to CHF 48.7 billion as of the end of 1Q20. Total shareholders’ equity was negatively impacted by losses on fair value elected liabilities relating to credit risk, foreign exchange-related movements on cumulative translation adjustments, dividends paid and transactions related to the settlement of share-based compensation awards, partially offset by net income attributable to shareholders and an increase in the share-based compensation obligation.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
end of	2Q20	1Q20	4Q19	% change QoQ
Shareholders' equity (CHF million)
Common shares	102	102	102	0
Additional paid-in capital	34,320	34,891	34,661	(2)
Retained earnings	32,808	31,816	30,634	3
Treasury shares, at cost	(1,391)	(1,882)	(1,484)	(26)
Accumulated other comprehensive income/(loss)	(19,304)	(16,252)	(20,269)	19
Total shareholders' equity	46,535	48,675	43,644	(4)
Goodwill	(4,676)	(4,604)	(4,663)	2
Other intangible assets	(273)	(279)	(291)	(2)
Tangible shareholders' equity [1]	41,586	43,792	38,690	(5)
Shares outstanding (million)
Common shares issued	2,556.0	2,556.0	2,556.0	0
Treasury shares	(114.4)	(157.0)	(119.8)	(27)
Shares outstanding	2,441.6	2,399.0	2,436.2	2
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Book value per share	19.06	20.29	17.91	(6)
Goodwill per share	(1.92)	(1.92)	(1.91)	0
Other intangible assets per share	(0.11)	(0.12)	(0.12)	(8)
Tangible book value per share [1]	17.03	18.25	15.88	(7)
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 2Q20, the Group had a gross loan portfolio of CHF 296.1 billion, gross impaired loans of CHF 3.3 billion and an average trading book risk management VaR of USD 83 million.
Overview and risk-related developments
Prudent risk-taking in line with the Group’s strategic priorities is fundamental to our business and success. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and growth. The Group’s risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2019 for further information and additional details regarding our risk management framework and activities, including definitions of certain terms and relevant metrics.
Key risk developments
We are closely monitoring the following key risk and global economic developments as well as the potential effects on our operations and business, including through the reassessment of financial plans and the development of stress scenarios that take into account potential additional negative impacts.
COVID-19
Although world markets significantly recovered in May and June as lockdowns and social distancing restrictions induced by the COVID-19 pandemic eased in Europe, the US and Asia, high unemployment and the rise in corporate debt may bring a levelling off in the scale of recovery in the second half of 2020 and during the course of 2021. In addition, the renewed rise in local infection cases in various parts of the world demonstrates that significant downside risks remain, including the reintroduction of economic activity shutdowns in certain regions and otherwise subdued consumer spending and corporate investment activity. We are closely monitoring the spread of COVID-19 and the effects on our operations and business.
Credit markets
Recent private sector corporate debt growth has been rapid and credit quality in some sectors has weakened. In addition, the COVID-19 crisis has in particular negatively impacted specific sectors, such as aviation, tourism and hospitality. The Fed and other central banks have supported corporates under the current difficult conditions, but the higher risk segments of the debt markets are mostly outside the scope of their asset purchase programs. Credit markets are expected to see a substantial number of corporate defaults in coming months and a slower-than-expected economic recovery would likely further increase default rates. A further risk is that the aggressive liquidity injections into the economy by the major central banks together with potential supply-chain disruptions may lead to higher consumer price inflation.
China relations
The economic recession related to the COVID-19 pandemic may also lead to a renewed trade tariff escalation between the US and China, a further increase of tensions on technology-related issues and a potential acceleration in a trend to a more protectionist environment for financial flows and for longer term investments. In addition, recent changes to national security laws in Hong Kong have increased tensions between China and the US, as well as with European countries and Australia. Further, relations with India may be impacted by rising geopolitical competition and as India increasingly positions itself as an alternative manufacturing sector hub to China.
Emerging markets and geopolitical risks
There are many emerging market countries which are highly-rated by the credit rating agencies and which should be well-placed to deal with the impacts from the COVID-19 pandemic, however, some countries are facing challenges in controlling infection rates. In addition, many sovereigns with weak balance sheets have seen negative impacts from the pandemic and will most likely suffer some negative financial impacts, such as significant and disorderly currency depreciations. The pandemic crisis has negatively impacted low-income groups the most and may potentially lead to an increase in geopolitical instability in certain regions in which we operate.

Risk portfolio analysis
Credit risk
All transactions that are exposed to potential losses arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty are subject to credit risk exposure measurement and management. Credit risk arises from the execution of our business strategy in the divisions and reflects exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives, shorter-term exposures such as underwriting commitments, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2019 for further information on credit risk.
> Refer to “Note 17 – Loans”, “Note 18 – Financial instruments measured at amortized cost and credit losses” and “Note 30 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.
Loans
Compared to the end of 1Q20, gross loans decreased CHF 8.1 billion to CHF 296.1 billion as of the end of 2Q20, mainly driven by decreases in commercial and industrial loans, loans collateralized by securities, loans to financial institutions and the US dollar translation impact. Commercial and industrial loans decreased CHF 4.7 billion, primarily due to decreases in Investment Banking & Capital Markets, Global Markets and Asia Pacific, partially offset by an increase in International Wealth Management, mainly in collateralized loans. The net decrease of CHF 1.9 billion in loans collateralized by securities was driven by decreases in Asia Pacific, International Wealth Management and Swiss Universal Bank. The net decrease of CHF 0.9 billion in loans to financial institutions was driven by decreases in Asia Pacific and Investment Banking & Capital Markets.
On a divisional level, decreases in gross loans of CHF 3.2 billion in Investment Banking & Capital Markets, CHF 2.8 billion in Global Markets, CHF 2.5 billion in Asia Pacific and CHF 0.4 billion in Swiss Universal Bank were partially offset by increases of CHF 0.6 billion in International Wealth Management and CHF 0.2 billion in the Corporate Center.

Loans
end of	Swiss Universal Bank	International Wealth Management		Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse
2Q20 (CHF million)
Mortgages	104,934	3,568		1,487		0	0	33	110,022
Loans collateralized by securities	6,800	17,707		22,646		5	1,796	30	48,984
Consumer finance	4,052	776		38		31	0	80	4,977
Consumer	115,786	22,051		24,171		36	1,796	143	163,983
Real estate	23,630	1,917		2,526		595	418	9	29,095
Commercial and industrial loans	31,451	25,848		8,620		6,844	5,559	1,019	79,341
Financial institutions	2,676	1,408		4,640		10,608	432	282	20,046
Governments and public institutions	747	234		577		1,913	0	157	3,628
Corporate & institutional	58,504	29,407		16,363		19,960	6,409	1,467	132,110
Gross loans	174,290	51,458		40,534		19,996	8,205	1,610	296,093
of which held at fair value	68	52		3,232		7,981	1,317	581	13,231
Net (unearned income) / deferred expenses	102	(106)		(30)		(45)	(34)	1	(112)
Allowance for credit losses [1]	(605)	(394)		(217)		(216)	(207)	(30)	(1,669)
Net loans	173,787	50,958		40,287		19,735	7,964	1,581	294,312
1Q20 (CHF million)
Mortgages	104,405	3,731		1,395	[2]	0	0	35	109,566
Loans collateralized by securities	7,216	18,170	[2]	23,745	[2]	5	1,713	28	50,877
Consumer finance	4,413	745		42		34	8	44	5,286
Consumer	116,034	22,646		25,182		39	1,721	107	165,729
Real estate	23,599	1,930		2,889		715	563	10	29,706
Commercial and industrial loans	31,430	24,700	[2]	9,258	[2]	9,380	8,373	894	84,035
Financial institutions	2,845	1,386		4,977		10,744	713	283	20,948
Governments and public institutions	745	229		752		1,914	0	159	3,799
Corporate & institutional	58,619	28,245		17,876		22,753	9,649	1,346	138,488
Gross loans	174,653	50,891		43,058		22,792	11,370	1,453	304,217
of which held at fair value	248	30		3,427		7,947	2,068	553	14,273
Net (unearned income) / deferred expenses	104	(106)		(34)		(45)	(32)	1	(112)
Allowance for credit losses [1]	(597)	(373)		(134)		(142)	(157)	(28)	(1,431)
Net loans	174,160	50,412		42,890		22,605	11,181	1,426	302,674
4Q19 (CHF million)
Mortgages	104,257	3,883		1,492	[2]	0	0	39	109,671
Loans collateralized by securities	6,757	20,828	[2]	26,809	[2]	7	1,993	31	56,425
Consumer finance	3,791	504		21		7	0	78	4,401
Consumer	114,805	25,215		28,322		14	1,993	148	170,497
Real estate	23,569	2,076		3,095		287	178	15	29,220
Commercial and industrial loans	29,395	24,932	[2]	9,921	[2]	5,170	3,198	879	73,495
Financial institutions	2,650	1,619		4,678		10,469	510	441	20,367
Governments and public institutions	744	237		878		2,237	0	166	4,262
Corporate & institutional	56,358	28,864		18,572		18,163	3,886	1,501	127,344
Gross loans	171,163	54,079		46,894		18,177	5,879	1,649	297,841
of which held at fair value	190	31		3,922		7,537	484	498	12,662
Net (unearned income) / deferred expenses	96	(106)		(45)		(47)	(15)	1	(116)
Allowance for credit losses [1]	(487)	(179)		(74)		(70)	(73)	(63)	(946)
Net loans	170,772	53,794		46,775		18,060	5,791	1,587	296,779
1 Allowance for credit losses is only based on loans that are not carried at fair value.
2
Certain corporate & institutional loans have been reclassified to consumer loans following the application of a look-through approach with regard to beneficial owners. Prior periods have been reclassified to conform to the current presentation.

Collateralized loans – selected information
The table “Gross loans and collateral” provides an overview of the Group’s gross loans by measurement approach. For loans held at amortized cost it also provides information on the value of collateral, considered up to the amount of the related loans.
Gross loans and collateral
end of	2Q20	1Q20	4Q19
CHF million
Gross loans – Group	296,093	304,217	297,841
of which held at fair value	13,231	14,273	12,662
of which held at amortized cost	282,862	289,944	285,179
of which secured by collateral [1]	248,657	251,237	256,442
1 Reflects the value of collateral held, considered up to the amount of the related loans.
The table “Collateralized loans – selected divisions” provides an overview of collateralized loans in our Swiss Universal Bank, International Wealth Management and Asia Pacific divisions. For consumer loans, the balances reflect the gross carrying value of the loan classes “Mortgages” and “Loans collateralized by securities”, of which substantially all are fully collateralized. Consumer finance loans are not included as the majority of these loans are unsecured. For corporate & institutional loans, the balances reflect the value of mortgages and financial and other collateral related to secured loans, considered up to the amount of the related loans.
Collateralized loans – selected divisions
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Selected divisions – Total
2Q20 (CHF million)
Gross loans	174,290	51,458	40,534	266,282
Collateralized loans	159,227	48,375	33,337	240,939
of which consumer [1]	111,734	21,275	24,133	157,142
of which mortgages	104,934	3,568	1,487	109,989
of which loans collateralized by securities	6,800	17,707	22,646	47,153
of which corporate & institutional [2]	47,493	27,100	9,204	83,797
of which secured by mortgages	33,646	2,651	127	36,424
of which secured by financial and other collateral	13,847	24,449	9,077	47,373
1Q20 (CHF million)
Gross loans	174,653	50,891	43,058	268,602
Collateralized loans	158,898	47,870	35,598	242,366
of which consumer [1]	111,621	21,901	25,140	158,662
of which mortgages	104,405	3,731	1,395	109,531
of which loans collateralized by securities	7,216	18,170	23,745	49,131
of which corporate & institutional [2]	47,277	25,969	10,458	83,704
of which secured by mortgages	34,242	2,661	679	37,582
of which secured by financial and other collateral	13,035	23,308	9,779	46,122
4Q19 (CHF million)
Gross loans	171,163	54,079	46,894	272,136
Collateralized loans	157,485	52,295	38,380	248,160
of which consumer [1]	111,014	24,711	28,301	164,026
of which mortgages	104,257	3,883	1,492	109,632
of which loans collateralized by securities	6,757	20,828	26,809	54,394
of which corporate & institutional [2]	46,471	27,584	10,079	84,134
of which secured by mortgages	33,920	2,826	730	37,476
of which secured by financial and other collateral	12,551	24,758	9,349	46,658
1 Reflects the gross carrying value of the consumer loan classes "Mortgages" and "Loans collateralized by securities", before allowance for credit losses.
2 Reflects the value of mortgages and financial and other collateral related to secured corporate & institutional loans, considered up to the amount of the related loans.
Within consumer loans, mortgages primarily include mortgages on residential real estate such as single family homes, apartments and holiday homes as well as building loans. Mortgages may also include certain loans that are secured by a combination of mortgages or other real estate titles and other collateral including, e.g., securities, cash deposits or life insurance policies. Loans collateralized by securities primarily include lombard loans secured by well-diversified portfolios of securities and share-backed loans.
Within corporate & institutional loans, mortgage collateral primarily includes income-producing commercial and residential real estate held by corporate & institutional clients. Financial and other collateral includes various types of eligible collateral, e.g., securities, cash deposits, financial receivables related to factoring, certain real assets such as ownership titles in ship and aircraft, inventories and commodities, and certain guarantees.
Financial collateral is subject to frequent market valuation depending on the asset class. Non-financial collateral such as residential and commercial real estate and ownership titles in ship and aircraft, inventories and commodities are valued at the time of credit approval and periodically thereafter depending on the type of credit exposure and collateral coverage ratio.
Impaired loans
end of	Swiss Universal Bank	International Wealth Management		Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse
2Q20 (CHF million)
Non-performing loans	395	578		644	142	185	50	1,994
Non-interest-earning loans	206	38		0	0	0	36	280
Non-accrual loans	601	616		644	142	185	86	2,274
Restructured loans	28	44		116	11	13	14	226
Potential problem loans	204	358		0	71	158	0	791
Other impaired loans	232	402		116	82	171	14	1,017
Gross impaired loans [1]	833	1,018	[2]	760	224	356	100	3,291
of which loans with a specific allowance	761	587		756	216	270	84	2,674
of which loans without a specific allowance	72	431		4	8	86	16	617
1Q20 (CHF million)
Non-performing loans	421	553		421	55	60	45	1,555
Non-interest-earning loans	196	41		0	0	0	11	248
Non-accrual loans	617	594		421	55	60	56	1,803
Restructured loans	52	109		0	9	12	14	196
Potential problem loans	186	92		0	77	161	3	519
Other impaired loans	238	201		0	86	173	17	715
Gross impaired loans [1]	855	795	[2]	421	141	233	73	2,518
of which loans with a specific allowance	764	515		421	141	233	54	2,128
of which loans without a specific allowance	91	280		0	0	0	19	390
4Q19 (CHF million)
Non-performing loans	453	482		166	36	51	62	1,250
Non-interest-earning loans	204	43		0	0	0	13	260
Non-accrual loans	657	525		166	36	51	75	1,510
Restructured loans	66	203		0	5	8	68	350
Potential problem loans	155	47		0	32	29	3	266
Other impaired loans	221	250		0	37	37	71	616
Gross impaired loans [1]	878	775	[2]	166	73	88	146	2,126
of which loans with a specific allowance	799	468		166	68	80	133	1,714
of which loans without a specific allowance	79	307		0	5	8	13	412
1 Impaired loans are only based on loans that are not carried at fair value.
2
Includes gross impaired loans of CHF 52 million, CHF 59 million and CHF 39 million as of the end of 2Q20, 1Q20 and 4Q19, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

Impaired loans
Compared to the end of 1Q20, gross impaired loans increased CHF 0.8 billion to CHF 3.3 billion as of the end of 2Q20, mainly reflecting increases in non-performing loans and potential problem loans, partially offset by a decrease in restructured loans.
In Asia Pacific, gross impaired loans increased CHF 339 million, mainly reflecting newly impaired share-backed loans in the finance and transportation sectors, partially offset by repaid loans in the ship finance and food and beverage sectors. In International Wealth Management, gross impaired loans increased CHF 223 million, mainly driven by newly impaired positions in European mortgages, aviation finance and lombard lending, partially offset by repaid loans in ship finance. In Investment Banking & Capital Markets and Global Markets, gross impaired loans increased CHF 123 million and CHF 83 million, respectively, mainly driven by newly impaired revolving loans in the oil and gas, aviation and retail sectors. In the Corporate Center, gross impaired loans increased CHF 27 million. In Swiss Universal Bank, gross impaired loans decreased CHF 22 million, mainly driven by write-offs in commodity trade finance and repaid loans in small and medium-sized enterprises.

Allowance for credit losses on loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse
2Q20 (CHF million)
Balance at beginning of period [1]	597	373	134	142	157	28	1,431
Current-period provision for expected credit losses	29	25	88	80	58	0	280
of which provisions for interest	2	1	8	2	2	1	16
Gross write-offs	(22)	(3)	(2)	(4)	(5)	0	(36)
Recoveries	1	0	0	0	0	2	3
Net write-offs	(21)	(3)	(2)	(4)	(5)	2	(33)
Foreign currency translation impact and other adjustments, net	0	(1)	(3)	(2)	(3)	0	(9)
Balance at end of period [1]	605	394	217	216	207	30	1,669
of which individually evaluated for impairment	355	195	190	69	64	26	899
of which collectively evaluated for impairment	250	199	27	147	143	4	770
6M20 (CHF million)
Balance at beginning of period [1,2]	534	344	42	45	54	30	1,049
Current-period provision for expected credit losses	119	61	181	185	169	1	716
of which provisions for interest	2	5	11	3	3	1	25
Gross write-offs	(50)	(3)	(2)	(11)	(14)	(3)	(83)
Recoveries	3	0	0	0	2	2	7
Net write-offs	(47)	(3)	(2)	(11)	(12)	(1)	(76)
Foreign currency translation impact and other adjustments, net	(1)	(8)	(4)	(3)	(4)	0	(20)
Balance at end of period [1]	605	394	217	216	207	30	1,669
1 Allowance for credit losses is only based on loans that are not carried at fair value.
2
Includes a net impact of CHF 103 million from the adoption of the new CECL guidance and the related election of the fair value option for certain loans on January 1, 2020, of which CHF 47 million is reflected in Swiss Universal Bank, CHF 165 million in International Wealth Management, CHF (32) million in Asia Pacific, CHF (25) million in Global Markets, CHF (19) million in Investment Banking & Capital Markets and CHF (33) million in the Corporate Center.

Allowance for credit losses on loans
In 2Q20, the allowance for credit losses increased CHF 0.2 billion to CHF 1.7 billion, primarily due to increases in Asia Pacific, Global Markets and Investment Banking & Capital Markets. This increase also reflects higher expected credit loss estimates arising from the effects of the COVID-19 pandemic.
In Asia Pacific, the increase in allowance for credit losses of CHF 83 million mainly reflected increased provisions for share-backed loans in the aviation, transportation and food and beverage sectors. The increases in allowance for credit losses of CHF 74 million and CHF 50 million in Global Markets and Investment Banking & Capital Markets, respectively, were mainly driven by adverse changes in expected economic conditions in the US and other developed countries resulting from the COVID-19 pandemic and negative credit migration in collectively assessed non-impaired loans. In International Wealth Management, the increase in allowance for credit losses of CHF 21 million mainly reflected new provisions in ship finance and lombard loans, partially offset by a write-off in ship finance and a release of CECL provisions. In Swiss Universal Bank, the increase in allowance for credit losses of CHF 8 million mainly reflected new provisions in small and medium-sized enterprises and commodity trade finance, partially offset by a write-off in commodity trade finance.

Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse
2Q20 (%)
Non-accrual loans / Gross loans	0.3	1.2	1.7	1.2	2.7	8.4	0.8
Gross impaired loans / Gross loans	0.5	2.0	2.0	1.9	5.2	9.7	1.2
Allowance for credit losses / Gross loans	0.3	0.8	0.6	1.8	3.0	2.9	0.6
Specific allowance for credit losses / Gross impaired loans	42.6	19.2	25.0	30.8	18.0	26.0	27.3
1Q20 (%)
Non-accrual loans / Gross loans	0.4	1.2	1.1	0.4	0.6	6.2	0.6
Gross impaired loans / Gross loans	0.5	1.6	1.1	0.9	2.5	8.1	0.9
Allowance for credit losses / Gross loans	0.3	0.7	0.3	1.0	1.7	3.1	0.5
Specific allowance for credit losses / Gross impaired loans	40.8	20.5	24.7	44.7	31.3	34.2	30.9
4Q19 (%)
Non-accrual loans / Gross loans	0.4	1.0	0.4	0.3	0.9	6.5	0.5
Gross impaired loans / Gross loans	0.5	1.4	0.4	0.7	1.6	12.7	0.7
Allowance for credit losses / Gross loans	0.3	0.3	0.2	0.7	1.4	5.5	0.3
Specific allowance for credit losses / Gross impaired loans	39.3	16.9	13.9	32.9	27.3	42.5	28.6
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for credit losses is only based on loans that are not carried at fair value.
Selected European credit risk exposures
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk portfolio analysis – Credit risk in the Credit Suisse Annual Report 2019 for further information on selected European credit risk exposures.
Market risk
Market risk is the risk of financial loss arising from movements in market risk factors. Market risks arise from both our trading and non-trading business activities. The classification of assets and liabilities into trading book and banking book portfolios determines the approaches used for analyzing our market risk exposure. Our principal market risk measures for the trading book are VaR, scenario analysis, as included in our stress testing framework, and sensitivity analysis.
For the purpose of this disclosure, market risk in the trading book is mainly measured using VaR and market risk in our banking book is mainly measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2019 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book relate to our trading activities, primarily in Global Markets (which includes ITS) and Asia Pacific. The Group is active globally in the principal trading markets, using a wide range of trading and hedging products, including derivatives and structured products. Structured products are customized transactions often using combinations of financial instruments and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, the Group’s trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure that quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected not to be exceeded at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 2Q20, there were no material changes to our VaR methodology.
We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by regulators and the Group’s independent Model Risk Management function.
Information required under Pillar 3 of the Basel framework related to risk is available on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for further information.

The tables entitled “One-day, 98% trading book risk management VaR” and “Average one-day, 98% trading book risk management VaR by division” show our trading book market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity risks.
One-day, 98% trading book risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
Risk management VaR (CHF million)
2Q20
Average	34	96	5	1	18	(74)		80
Minimum	24	72	2	1	13	–	[2]	54
Maximum	44	125	7	2	28	–	[2]	121
End of period	30	77	6	1	17	(73)		58
1Q20
Average	20	33	4	1	13	(36)		35
Minimum	13	21	3	1	8	–	[2]	22
Maximum	35	114	7	2	31	–	[2]	109
End of period	26	113	4	2	19	(64)		100
4Q19
Average	22	27	5	2	8	(37)		27
Minimum	14	21	2	1	7	–	[2]	22
Maximum	34	34	9	3	11	–	[2]	32
End of period	19	22	3	1	9	(29)		25
Risk management VaR (USD million)
2Q20
Average	35	99	5	1	18	(75)		83
Minimum	25	76	2	1	14	–	[2]	55
Maximum	46	130	7	2	29	–	[2]	125
End of period	31	81	6	2	18	(77)		61
1Q20
Average	21	34	4	1	13	(37)		36
Minimum	13	21	3	1	8	–	[2]	23
Maximum	35	119	7	2	32	–	[2]	113
End of period	27	118	4	2	20	(68)		103
4Q19
Average	22	27	5	2	9	(38)		27
Minimum	14	22	2	1	7	–	[2]	23
Maximum	34	34	9	3	11	–	[2]	33
End of period	19	23	3	1	9	(29)		26
Excludes risks associated with counterparty and own credit exposures.
1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Average one-day, 98% trading book risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Corporate Center	Diversi- fication benefit	[1]	Credit Suisse
Average risk management VaR (CHF million)
2Q20	0	6	19	70	4	(19)		80
1Q20	0	3	11	32	3	(14)		35
4Q19	0	3	9	25	3	(13)		27
Average risk management VaR (USD million)
2Q20	0	6	19	73	4	(19)		83
1Q20	0	3	12	33	3	(15)		36
4Q19	0	3	10	26	3	(15)		27
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions.
1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Period-end risk management VaR of USD 61 million as of the end of 2Q20 decreased 41% compared to the end of 1Q20, primarily driven by a decline in volatility in global financial markets following the significant volatility increase observed in March 2020, and by active exposure reduction in Global Markets in 2Q20. Average risk management VaR of USD 83 million in 2Q20 increased 131% compared to 1Q20, primarily driven by the significant volatility increase in global financial markets observed starting in March and continuing into April 2020. Following the previously disclosed temporary increase in VaR-based constraint levels at the end of March, there were further temporary increases in April, as the increased market volatility continued to impact the VaR model. Since then the VaR-based constraint levels have been partially reduced, with additional reductions expected through the second half of 2020, subject to a continued decrease in volatility.
The chart entitled “Daily trading book risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.
The histogram entitled “Daily total backtesting revenues” compares the daily total backtesting revenues for 2Q20 with that for 1Q20 and 4Q19. Total backtesting revenues is an internally used metric, limited to the trading book only, and excludes the cost of carry, credit provisions and internal revenue transfers. The cost of carry is the change in value of the portfolio from one day to the next, assuming all other factors such as market levels and trade population remain constant, and can be negative or positive. In 2Q20, we had three total backtesting loss days, compared to two loss days in 1Q20 and one loss day in 4Q19.
VaR backtesting
Backtesting is one of the techniques used to assess the accuracy and performance of our VaR model used by the Group for risk management and regulatory capital purposes and serves to highlight areas of potential enhancements. Backtesting is used by regulators to assess the adequacy of regulatory capital held by the Group, calculated using VaR. Backtesting involves comparing the results produced by the VaR model with the hypothetical trading revenues on the trading book. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group.

In April 2020, FINMA allowed a temporary freeze on backtesting exceptions impacting the capital multiplier, expiring on July 1, 2020. In June 2020, FINMA confirmed that (i) all recent exceptions that are proven by the institution as not attributable to a lack of precision of the risk aggregation model can be disregarded; and (ii) the exemption will be fundamentally incorporated into future supervisory practice. As a result, we had one backtesting exception in our regulatory VaR model in the rolling 12-month period through the end of 2Q20, which is considered for the calculation of the capital multiplier.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2019 for further information on VaR backtesting.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, lending related exposures that are fair-valued, equity participations and investments in bonds and money market instruments. Our businesses and Treasury have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. This is measured on the Group’s entire banking book. Interest rate risk sensitivities disclosed below are in line with our internal risk management view.
> Refer to credit-suisse.com/regulatorydisclosures for the Group’s publication “Pillar 3 and regulatory disclosures 4Q19 – Credit Suisse Group AG” which includes additional information on regulatory interest rate risk in the banking book in accordance with FINMA rules.
As of the end of 2Q20, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 5.7 million, compared to negative CHF 6.3 million as of the end of 1Q20. The change was mainly driven by the tightening of our own credit spreads, partially reversing the impact observed in 1Q20, and by our regular management of banking book activities.

Balance sheet and off-balance sheet
As of the end of 2Q20, total assets of CHF 828.5 billion and total liabilities of CHF 781.6 billion were stable compared to the end of 1Q20, reflecting the foreign exchange translation impact, offset by higher operating activities.
The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 828.5 billion as of the end of 2Q20, stable compared to the end of 1Q20, reflecting the foreign exchange translation impact, offset by higher operating activities. Excluding the foreign exchange translation impact, total assets increased CHF 7.1 billion.
Compared to the end of 1Q20, brokerage receivables decreased CHF 18.6 billion, or 30%, primarily reflecting a decrease in failed trades, driven by lower trade volumes due to market stabilization. Net loans decreased CHF 8.4 billion, or 3%, mainly driven by decreased commercial and industrial loans and lower loans collateralized by securities as well as the foreign exchange translation impact. Central bank funds sold, securities purchased under resale agreements and securities borrowing decreased CHF 3.0 billion or 3%, mainly reflecting a decrease in reverse repurchase transactions from customers and the foreign exchange translation impact, partially offset by an increase in reverse repurchase transactions from banks. Cash and due from banks increased CHF 12.9 billion, or 11%, mainly driven by higher cash positions at the SNB, partially offset by lower cash positions at the Fed. Trading assets increased CHF 5.9 billion, or 4%, primarily reflecting higher debt and equity securities, partially offset by lower derivative instruments and the foreign exchange translation impact. All other assets increased CHF 7.4 billion, or 8%, mainly reflecting an increase of CHF 13.8 billion, or 48%, in securities received as collateral, partially offset by a decrease of CHF 6.1 billion, or 13%, in other assets, mainly related to assets held-for-sale and lower cash collateral on derivative instruments.
Balance sheet summary
				% change
end of	2Q20	1Q20	4Q19	QoQ	Ytd
Assets (CHF million)
Cash and due from banks	132,070	119,172	101,879	11	30
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	104,890	107,876	106,997	(3)	(2)
Trading assets	156,730	150,798	153,797	4	2
Net loans	294,312	302,674	296,779	(3)	(1)
Brokerage receivables	44,287	62,893	35,648	(30)	24
All other assets	96,191	88,753	92,195	8	4
Total assets	828,480	832,166	787,295	0	5
Liabilities and equity (CHF million)
Due to banks	18,018	25,394	16,744	(29)	8
Customer deposits	388,995	389,905	383,783	0	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,589	45,451	27,533	(33)	11
Trading liabilities	44,040	44,877	38,186	(2)	15
Long-term debt	169,426	144,923	152,005	17	11
Brokerage payables	31,909	44,171	25,683	(28)	24
All other liabilities	98,652	88,672	99,647	11	(1)
Total liabilities	781,629	783,393	743,581	0	5
Total shareholders' equity	46,535	48,675	43,644	(4)	7
Noncontrolling interests	316	98	70	222	351
Total equity	46,851	48,773	43,714	(4)	7

Total liabilities and equity	828,480	832,166	787,295	0	5

Total liabilities were CHF 781.6 billion as of the end of 2Q20, stable, from the end of 1Q20, reflecting the foreign exchange translation impact, offset by higher operating activities. Excluding the foreign exchange translation impact, total liabilities increased CHF 9.5 billion.
Compared to the end of 1Q20, central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 14.9 billion, or 33%, primarily due to a decrease in reverse repurchase transactions. Brokerage payables decreased CHF 12.3 billion, or 28%, mainly due to a decrease in failed trades, driven by lower trade volumes resulting from market stabilization. Due to banks decreased CHF 7.4 billion, or 29%, primarily driven by a decrease in time and demand deposits. Trading liabilities decreased CHF 0.8 billion, or 2%, primarily due to a decrease in derivative instruments and the foreign exchange translation impact. Customer deposits were stable, mainly due to decreases in time deposits, certificates of deposits and the foreign exchange translation impact, offset by increases in demand and saving deposits. Long-term debt increased CHF 24.5 billion, or 17%, primarily driven by issuances of senior debt and valuation adjustment, partially offset by maturities of senior debt. All other liabilities increased CHF 10.0 billion, or 11%, primarily reflecting an increase of CHF 13.8 billion, or 48%, in obligation to return securities received as collateral, partially offset by a decrease of CHF 3.3 billion, or 10%, in other liabilities, mainly related to lower cash collateral.
> Refer to “Funding sources” in Liquidity and funding management – Funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet and off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 and “Note 28 – Guarantees and commitments” and “Note 32 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

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III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Earnings per share
13 Revenue from contracts with customers
14 Trading assets and liabilities
15 Investment securities
16 Other investments
17 Loans
18 Financial instruments measured at amortized cost and credit losses
19 Goodwill
20 Other assets and other liabilities
21 Long-term debt
22 Accumulated other comprehensive income and additional share information
23 Offsetting of financial assets and financial liabilities
24 Tax
25 Employee deferred compensation
26 Pension and other post-retirement benefits
27 Derivatives and hedging activities
28 Guarantees and commitments
29 Transfers of financial assets and variable interest entities
30 Financial instruments
31 Assets pledged and collateral
32 Litigation
33 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Credit Suisse Group AG Results of Review of Interim Financial Statements We have reviewed the accompanying consolidated balance sheet of Credit Suisse Group AG and its subsidiaries (the “Group”) as of June 30, 2020, and the related consolidated statements of operations, of comprehensive income, and of changes in equity for the three-month and six-month periods ended June 30, 2020 and the consolidated statement of cash flows for the six-month period ended June 30, 2020, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America. Basis for Review Results These interim financial statements are the responsibility of the Group’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. /s/ PricewaterhouseCoopers AG Zurich, Switzerland July 30, 2020

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	2Q20	1Q20	2Q19	6M20	6M19
Consolidated statements of operations (CHF million)
Interest and dividend income	3,589	4,295	5,653	7,884	10,471
Interest expense	(2,019)	(2,761)	(3,652)	(4,780)	(6,938)
Net interest income	1,570	1,534	2,001	3,104	3,533
Commissions and fees	2,880	2,927	2,927	5,807	5,539
Trading revenues	1,254	927	182	2,181	1,022
Other revenues	490	388	471	878	874
Net revenues	6,194	5,776	5,581	11,970	10,968
Provision for credit losses	296	568	25	864	106
Compensation and benefits	2,594	2,316	2,545	4,910	5,063
General and administrative expenses	1,440	1,346	1,395	2,786	2,808
Commission expenses	313	345	314	658	627
Total other operating expenses	1,753	1,691	1,709	3,444	3,435
Total operating expenses	4,347	4,007	4,254	8,354	8,498
Income before taxes	1,551	1,201	1,302	2,752	2,364
Income tax expense/(benefit)	391	(110)	365	281	678
Net income	1,160	1,311	937	2,471	1,686
Net income/(loss) attributable to noncontrolling interests	(2)	(3)	0	(5)	0
Net income attributable to shareholders	1,162	1,314	937	2,476	1,686
Earnings/(loss) per share (CHF)
Basic earnings per share	0.47	0.53	0.37	1.00	0.66
Diluted earnings per share	0.46	0.52	0.36	0.98	0.65
Consolidated statements of comprehensive income (unaudited)
in	2Q20	1Q20	2Q19	6M20	6M19
Comprehensive income/(loss) (CHF million)
Net income	1,160	1,311	937	2,471	1,686
Gains/(losses) on cash flow hedges	18	225	43	243	89
Foreign currency translation	(433)	(596)	(592)	(1,029)	(393)
Unrealized gains/(losses) on securities	(18)	(2)	12	(20)	26
Actuarial gains/(losses)	73	73	386	146	446
Net prior service credit/(cost)	(34)	(34)	306	(68)	282
Gains/(losses) on liabilities related to credit risk	(2,658)	4,350	(231)	1,692	(1,352)
Other comprehensive income/(loss), net of tax	(3,052)	4,016	(76)	964	(902)
Comprehensive income/(loss)	(1,892)	5,327	861	3,435	784
Comprehensive income/(loss) attributable to noncontrolling interests	(2)	(4)	(3)	(6)	(1)
Comprehensive income/(loss) attributable to shareholders	(1,890)	5,331	864	3,441	785
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	2Q20	1Q20	4Q19
Assets (CHF million)
Cash and due from banks	132,070	119,172	101,879
of which reported at fair value	368	367	356
of which reported from consolidated VIEs	96	205	138
Interest-bearing deposits with banks	1,185	912	741
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	104,890	107,876	106,997
of which reported at fair value	78,448	88,511	85,556
Securities received as collateral, at fair value	42,479	28,655	40,219
of which encumbered	24,902	18,207	22,521
Trading assets, at fair value	156,730	150,798	153,797
of which encumbered	41,367	38,754	46,650
of which reported from consolidated VIEs	2,423	2,777	2,788
Investment securities	584	1,164	1,006
of which reported at fair value	489	1,068	1,006
of which encumbered	95	96	0
Other investments	5,848	5,858	5,666
of which reported at fair value	3,733	3,791	3,550
of which reported from consolidated VIEs	1,471	1,435	1,412
Net loans	294,312	302,674	296,779
of which reported at fair value	13,231	14,273	12,662
of which encumbered	167	202	293
of which reported from consolidated VIEs	843	720	649
allowance for credit losses	(1,669)	(1,431)	(946)
Goodwill	4,676	4,604	4,663
Other intangible assets	273	279	291
of which reported at fair value	209	220	244
Brokerage receivables	44,287	62,893	35,648
Other assets	41,146	47,281	39,609
of which reported at fair value	9,321	11,955	10,402
of which encumbered	166	129	217
of which reported from consolidated VIEs	2,016	2,083	1,694
of which loans held-for-sale reported at lower of cost and market value (amortized cost base)	690	531	–
Total assets	828,480	832,166	787,295
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	2Q20	1Q20	4Q19
Liabilities and equity (CHF million)
Due to banks	18,018	25,394	16,744
of which reported at fair value	484	430	322
Customer deposits	388,995	389,905	383,783
of which reported at fair value	3,603	3,572	3,339
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,589	45,451	27,533
of which reported at fair value	17,379	24,271	10,715
Obligation to return securities received as collateral, at fair value	42,479	28,655	40,219
Trading liabilities, at fair value	44,040	44,877	38,186
of which reported from consolidated VIEs	11	6	8
Short-term borrowings	27,386	27,929	28,385
of which reported at fair value	12,079	10,084	11,333
of which reported from consolidated VIEs	4,515	5,630	4,885
Long-term debt	169,426	144,923	152,005
of which reported at fair value	68,798	60,360	70,331
of which reported from consolidated VIEs	1,803	1,878	1,671
Brokerage payables	31,909	44,171	25,683
Other liabilities	28,787	32,088	31,043
of which reported at fair value	7,384	7,547	7,891
of which reported from consolidated VIEs	251	295	297
Total liabilities	781,629	783,393	743,581
Common shares	102	102	102
Additional paid-in capital	34,320	34,891	34,661
Retained earnings	32,808	31,816	30,634
Treasury shares, at cost	(1,391)	(1,882)	(1,484)
Accumulated other comprehensive income/(loss)	(19,304)	(16,252)	(20,269)
Total shareholders' equity	46,535	48,675	43,644
Noncontrolling interests	316	98	70
Total equity	46,851	48,773	43,714

Total liabilities and equity	828,480	832,166	787,295

end of	2Q20	1Q20	4Q19
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	3,209,011,720	3,209,011,720	3,209,011,720
Common shares issued	2,556,011,720	2,556,011,720	2,556,011,720
Treasury shares	(114,411,959)	(156,996,084)	(119,761,811)
Shares outstanding	2,441,599,761	2,399,015,636	2,436,249,909
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2Q20 (CHF million)
Balance at beginning of period	102	34,891		31,816	(1,882)	(16,252)	48,675	98	48,773
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(4)	(4)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	3	3
Net income/(loss)	–	–		1,162	–	–	1,162	(2)	1,160
Total other comprehensive income/(loss), net of tax	–	–		–	–	(3,052)	(3,052)	–	(3,052)
Sale of treasury shares	–	3		–	1,509	–	1,512	–	1,512
Repurchase of treasury shares	–	–		–	(1,533)	–	(1,533)	–	(1,533)
Share-based compensation, net of tax	–	(386)		–	515	–	129	–	129
Dividends paid	–	(188)	[3]	(170)	–	–	(358)	–	(358)
Change in scope of consolidation, net	–	–		–	–	–	–	215	215
Other	–	–		–	–	–	–	6	6
Balance at end of period	102	34,320		32,808	(1,391)	(19,304)	46,535	316	46,851
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Paid out of reserves from capital contributions.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
1Q20 (CHF million)
Balance at beginning of period	102	34,661	30,634	(1,484)	(20,269)	43,644	70	43,714
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(4)	(4)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	2	2
Net income/(loss)	–	–	1,314	–	–	1,314	(3)	1,311
Cumulative effect of accounting changes, net of tax	–	–	(132)	–	–	(132)	–	(132)
Total other comprehensive income/(loss), net of tax	–	–	–	–	4,017	4,017	(1)	4,016
Sale of treasury shares	–	(36)	–	2,527	–	2,491	–	2,491
Repurchase of treasury shares	–	–	–	(2,966)	–	(2,966)	–	(2,966)
Share-based compensation, net of tax	–	251	–	41	–	292	–	292
Change in scope of consolidation, net	–	–	–	–	–	–	34	34
Other	–	15	–	–	–	15	–	15
Balance at end of period	102	34,891	31,816	(1,882)	(16,252)	48,675	98	48,773
2Q19 (CHF million)
Balance at beginning of period	102	35,212	27,964	(580)	(18,873)	43,825	106	43,931
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(15)	(15)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	7	7
Net income/(loss)	–	–	937	–	–	937	–	937
Total other comprehensive income/(loss), net of tax	–	–	–	–	(73)	(73)	(3)	(76)
Sale of treasury shares	–	(4)	–	1,890	–	1,886	–	1,886
Repurchase of treasury shares	–	–	–	(2,351)	–	(2,351)	–	(2,351)
Share-based compensation, net of tax	–	(352)	–	438	–	86	–	86
Financial instruments indexed to own shares	–	58	–	–	–	58	–	58
Dividends paid	–	(695)	–	–	–	(695)	–	(695)
Change in scope of consolidation, net	–	–	–	–	–	–	160	160
Balance at end of period	102	34,219	28,901	(603)	(18,946)	43,673	255	43,928
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
6M20 (CHF million)
Balance at beginning of period	102	34,661		30,634	(1,484)	(20,269)	43,644	70	43,714
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(8)	(8)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	5	5
Net income/(loss)	–	–		2,476	–	–	2,476	(5)	2,471
Cumulative effect of accounting changes, net of tax	–	–		(132)	–	–	(132)	–	(132)
Total other comprehensive income/(loss), net of tax	–	–		–	–	965	965	(1)	964
Sale of treasury shares	–	(33)		–	4,036	–	4,003	–	4,003
Repurchase of treasury shares	–	–		–	(4,499)	–	(4,499)	–	(4,499)
Share-based compensation, net of tax	–	(135)		–	556	–	421	–	421
Dividends paid	–	(188)	[3]	(170)	–	–	(358)	–	(358)
Changes in scope of consolidation, net	–	–		–	–	–	–	249	249
Other	–	15		–	–	–	15	6	21
Balance at end of period	102	34,320		32,808	(1,391)	(19,304)	46,535	316	46,851
6M19 (CHF million)
Balance at beginning of period	102	34,889		26,973	(61)	(17,981)	43,922	97	44,019
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(18)	(18)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	18	18
Net income/(loss)	–	–		1,686	–	–	1,686	–	1,686
Cumulative effect of accounting changes, net of tax	–	–		242	–	(64)	178	–	178
Total other comprehensive income/(loss), net of tax	–	–		–	–	(901)	(901)	(1)	(902)
Sale of treasury shares	–	3		–	4,717	–	4,720	–	4,720
Repurchase of treasury shares	–	–		–	(5,718)	–	(5,718)	–	(5,718)
Share-based compensation, net of tax	–	(99)		–	459	–	360	–	360
Financial instruments indexed to own shares	–	121		–	–	–	121	–	121
Dividends paid	–	(695)		–	–	–	(695)	(1)	(696)
Changes in scope of consolidation, net	–	–		–	–	–	–	160	160
Balance at end of period	102	34,219		28,901	(603)	(18,946)	43,673	255	43,928
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Paid out of capital contribution reserves.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M20	6M19
Operating activities (CHF million)
Net income	2,471	1,686
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	660	646
Provision for credit losses	864	106
Deferred tax provision/(benefit)	134	212
Valuation adjustments relating to long-term debt	266	7,595
Share of net income/(loss) from equity method investments	(42)	(51)
Trading assets and liabilities, net	458	(11,784)
(Increase)/decrease in other assets	(12,759)	(2,535)
Increase/(decrease) in other liabilities	5,355	1,411
Other, net	38	(746)
Total adjustments	(5,026)	(5,146)
Net cash provided by/(used in) operating activities	(2,555)	(3,460)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(411)	236
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(899)	2,920
Purchase of investment securities	(259)	(307)
Proceeds from sale of investment securities	626	4
Maturities of investment securities	51	394
Investments in subsidiaries and other investments	(71)	(147)
Proceeds from sale of other investments	413	592
(Increase)/decrease in loans	(2,623)	(9,867)
Proceeds from sales of loans	2,319	2,460
Capital expenditures for premises and equipment and other intangible assets	(553)	(554)
Proceeds from sale of premises and equipment and other intangible assets	23	29
Other, net	88	222
Net cash provided by/(used in) investing activities	(1,296)	(4,018)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M20	6M19
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	9,657	4,997
Increase/(decrease) in short-term borrowings	(152)	3,844
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	3,718	(4,967)
Issuances of long-term debt	41,339	14,637
Repayments of long-term debt	(19,814)	(18,604)
Sale of treasury shares	4,003	4,720
Repurchase of treasury shares	(4,499)	(5,718)
Dividends paid	(358)	(696)
Other, net	991	1,854
Net cash provided by/(used in) financing activities	34,885	67
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(843)	(147)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	30,191	(7,558)

Cash and due from banks at beginning of period [1]	101,879	100,047
Cash and due from banks at end of period [1]	132,070	92,489
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	6M20	6M19
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	464	418
Cash paid for interest	5,066	6,759
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2019 included in the Credit Suisse Annual Report 2019.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for a description of the Group’s significant accounting policies, except as outlined in “Note 15 – Investment securities” and “Note 18 – Financial instruments measured at amortized cost and credit losses”, which reflect changes in policies relating to the adoption of Accounting Standards Update (ASU) 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13) and subsequent amendments, which were adopted as of January 1, 2020.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 1Q20 consolidated statements of operations and comprehensive income, the 1Q20 consolidated balance sheet and the 1Q20 consolidated statement of changes in equity have been added for the convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for a description of accounting standards adopted in 2019.
ASC Topic 820 – Fair Value Measurement
In August 2018, the Financial Accounting Standards Board (FASB) issued ASU 2018-13, “Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” (ASU 2018-13), an update to Accounting Standards Codification (ASC) Topic 820 – Fair Value Measurement. The amendments in ASU 2018-13 removed, modified and added certain disclosure requirements in ASC Topic 820, Fair Value Measurement. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019 and for the interim periods within those annual reporting periods. Early adoption was permitted, including in an interim period, for any eliminated or modified disclosure requirements. The Group early adopted the amendments for removing disclosures and the amendments for certain modifying disclosures upon the issuance of ASU 2018-13. The Group adopted the remaining amendments on January 1, 2020. As these amendments related only to disclosures, there was no impact from the adoption of ASU 2018-13 on the Group’s financial position, results of operations or cash flows.
ASC Topic 326 – Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), creating ASC Topic 326 – Financial Instruments – Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis including, but not limited to loans, net investments in leases and off-balance sheet credit exposures. ASU 2016-13 eliminated the probable initial recognition threshold under the previous incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date over the remaining contractual life (considering the effect of prepayments) based on historical experience, current conditions and reasonable and supportable forecasts. The Group has incorporated forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio.
In May 2019, the FASB issued ASU 2019-05, “Financial Instruments – Credit Losses” (ASU 2019-05), to provide targeted transition relief upon the adoption of ASU 2016-13. The amendment provided the option to irrevocably elect the fair value option on certain financial assets on transition.

As the Group is an SEC filer, ASU 2016-13 and its subsequent amendments were effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods. The Group adopted ASU 2016-13 and its subsequent amendments on January 1, 2020, applying the modified retrospective approach, which resulted in a decrease in retained earnings of CHF  132 million, net of tax, with no significant impact on regulatory capital.
Standards to be adopted in future periods
ASC Topic 740 – Income Taxes
In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” (ASU 2019-12), an update to ASC Topic 740 – Income Taxes. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the accounting for basis differences when there are changes in foreign ownership. In addition, ASU 2019-12 includes clarification and simplification of other aspects of the accounting for income taxes. The amendments are effective for annual reporting periods beginning after December 15, 2020 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period. The Group is currently evaluating the impact of the adoption of ASU 2019-12 on the Group’s financial position, results of operations and cash flows.
ASC Topic 848 – Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (ASU 2020-04), creating ASC Topic 848 - Reference Rate Reform. The amendments in ASU 2020-04 provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments are elective and apply to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform. The Group may elect to apply the amendments as of March 12, 2020 through December 31, 2022. The Group is currently evaluating the impact of the adoption of ASU 2020-04 on the Group’s financial position, results of operations and cash flows.
3 Business developments and subsequent events
Business developments
On July 30, 2020, the Group announced that its Board of Directors had resolved to introduce a series of measures designed to propel further growth while building on the Group’s performance in 2Q20. The Board of Directors has reaffirmed the existing Group strategy to be a leading wealth manager with strong global investment banking capabilities and approved a series of key strategic growth initiatives designed to build on the Group’s existing performance following the completed three-year restructuring program from 2015 through 2018.
To support the execution of the strategy, effective August 1, 2020 the Group will create a single, globally-integrated Investment Bank division through the combination of its existing Global Markets, Investment Banking & Capital Markets and Asia Pacific – Markets businesses to achieve critical scale. The Group will launch a new Sustainability, Research & Investment Solutions function at the Executive Board level, underlining the sharpened focus on sustainability. The Group will combine its existing Risk Management and Compliance functions into a single integrated Chief Risk and Compliance Officer function to unlock potential global synergies. The Group will also introduce certain refinements and investments in growth measures in the Swiss Universal Bank, International Wealth Management and Asia Pacific divisions.
Subsequent events
There were no subsequent events since the balance sheet date of the condensed consolidated financial statements.

4 Segment information
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The segment information reflects the Group’s reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income/(loss) before taxes
in	2Q20	1Q20	2Q19	6M20	6M19
Net revenues (CHF million)
Swiss Universal Bank	1,504	1,509	1,476	3,013	2,855
International Wealth Management	1,274	1,502	1,369	2,776	2,786
Asia Pacific	1,064	1,025	913	2,089	1,767
Global Markets	1,901	1,630	1,553	3,531	3,025
Investment Banking & Capital Markets	702	183	454	885	810
Corporate Center	(251)	(73)	(184)	(324)	(275)
Net revenues	6,194	5,776	5,581	11,970	10,968
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	687	589	654	1,276	1,204
International Wealth Management	348	537	444	885	967
Asia Pacific	298	252	237	550	420
Global Markets	591	330	357	921	639
Investment Banking & Capital Markets	202	(378)	6	(176)	(87)
Corporate Center	(575)	(129)	(396)	(704)	(779)
Income/(loss) before taxes	1,551	1,201	1,302	2,752	2,364
Total assets
end of	2Q20	1Q20	4Q19
Total assets (CHF million)
Swiss Universal Bank	239,966	237,733	232,729
International Wealth Management	97,067	93,262	93,059
Asia Pacific	101,719	102,109	107,660
Global Markets	213,114	241,242	214,019
Investment Banking & Capital Markets	26,728	24,466	17,819
Corporate Center	149,886	133,354	122,009
Total assets	828,480	832,166	787,295

5 Net interest income
in	2Q20	1Q20	2Q19	6M20	6M19
Net interest income (CHF million)
Loans	1,488	1,642	1,855	3,130	3,642
Investment securities	2	1	3	3	6
Trading assets	1,566	1,665	2,246	3,231	3,746
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	391	545	779	936	1,560
Other	142	442	770	584	1,517
Interest and dividend income	3,589	4,295	5,653	7,884	10,471
Deposits	(299)	(561)	(808)	(860)	(1,591)
Short-term borrowings	(76)	(76)	(114)	(152)	(211)
Trading liabilities	(717)	(756)	(1,069)	(1,473)	(1,783)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(211)	(294)	(456)	(505)	(938)
Long-term debt	(657)	(884)	(910)	(1,541)	(1,814)
Other	(59)	(190)	(295)	(249)	(601)
Interest expense	(2,019)	(2,761)	(3,652)	(4,780)	(6,938)
Net interest income	1,570	1,534	2,001	3,104	3,533
6 Commissions and fees
in	2Q20	1Q20	2Q19	6M20	6M19
Commissions and fees (CHF million)
Lending business	361	436	443	797	839
Investment and portfolio management	752	810	846	1,562	1,691
Other securities business	18	18	16	36	28
Fiduciary business	770	828	862	1,598	1,719
Underwriting	560	364	514	924	859
Brokerage	806	967	734	1,773	1,427
Underwriting and brokerage	1,366	1,331	1,248	2,697	2,286
Other services	383	332	374	715	695
Commissions and fees	2,880	2,927	2,927	5,807	5,539
7 Trading revenues
in	2Q20	1Q20	2Q19	6M20	6M19
Trading revenues (CHF million)
Interest rate products	1,374	(2,248)	(334)	(874)	96
Foreign exchange products	539	571	(60)	1,110	(275)
Equity/index-related products	(375)	319	114	(56)	854
Credit products	(682)	1,899	198	1,217	(130)
Commodity and energy products	69	28	36	97	84
Other products	329	358	228	687	393
Trading revenues	1,254	927	182	2,181	1,022
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on trading revenues and managing trading risks.

8 Other revenues
in	2Q20	1Q20	2Q19	6M20	6M19
Other revenues (CHF million)
Loans held-for-sale	5	(21)	(7)	(16)	(16)
Long-lived assets held-for-sale	6	4	74	10	103
Equity method investments	23	36	54	59	110
Other investments	223	228	121	451	223
Other	233	141	229	374	454
Other revenues	490	388	471	878	874
9 Provision for credit losses
in	2Q20	1Q20	2Q19	6M20	6M19
Provision for credit losses (CHF million)
Loans held at amortized cost	264	427	15	691	90
Other financial assets held at amortized cost	21	15	9	36	12
Off-balance sheet credit exposures	11	126	1	137	4
Provision for credit losses	296	568	25	864	106
10 Compensation and benefits
in	2Q20	1Q20	2Q19	6M20	6M19
Compensation and benefits (CHF million)
Salaries and variable compensation	2,234	1,909	2,161	4,143	4,331
Social security	172	168	187	340	346
Other [1]	188	239	197	427	386
Compensation and benefits	2,594	2,316	2,545	4,910	5,063
1
Includes pension-related expenses of CHF 113 million, CHF 150 million, CHF 112 million, CHF 263 million and CHF 220 million in 2Q20, 1Q20, 2Q19, 6M20 and 6M19, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	2Q20	1Q20	2Q19	6M20	6M19
General and administrative expenses (CHF million)
Occupancy expenses	237	228	247	465	529
IT, machinery and equipment	357	350	326	707	649
Provisions and losses	133	72	78	205	136
Travel and entertainment	28	68	88	96	166
Professional services	377	375	407	752	810
Amortization and impairment of other intangible assets	1	2	1	3	3
Other [1]	307	251	248	558	515
General and administrative expenses	1,440	1,346	1,395	2,786	2,808
1
Includes pension-related expenses/(credits) of CHF (40) million, CHF (40) million, CHF (52) million, CHF (80) million and CHF (86) million in 2Q20, 1Q20, 2Q19, 6M20 and 6M19, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Earnings per share
in	2Q20	1Q20	2Q19	6M20	6M19
Basic net income/(loss) attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	1,162	1,314	937	2,476	1,686
Net income attributable to shareholders for diluted earnings per share	1,162	1,314	937	2,476	1,686
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,473.6	2,465.9	2,546.1	2,469.7	2,559.6
Dilutive share options and warrants	2.6	1.6	4.0	2.1	3.6
Dilutive share awards	35.2	60.1	46.4	47.7	45.9
For diluted earnings per share available for common shares [1]	2,511.4	2,527.6	2,596.5	2,519.5	2,609.1
Earnings/(loss) per share available for common shares (CHF)
Basic earnings per share available for common shares	0.47	0.53	0.37	1.00	0.66
Diluted earnings per share available for common shares	0.46	0.52	0.36	0.98	0.65
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 5.3 million, 4.2 million, 6.2 million, 4.8 million and 6.5 million for 2Q20, 1Q20, 2Q19, 6M20 and 6M19, respectively.

13 Revenue from contracts with customers
The Group receives investment advisory and investment management fees for services provided in its wealth management businesses which are generally reflected in the line item ‘Investment and portfolio management’ in the table “Contracts with customers and disaggregation of revenues”.
As a fund manager, the Group typically receives base management fees and may additionally receive performance-based management fees which are both recognized as ‘Investment and portfolio management’ revenues in the table “Contracts with customers and disaggregation of revenues”.
The Group’s capital markets businesses underwrite and sell securities on behalf of customers and receives underwriting fees.
The Group also offers brokerage services in its investment banking businesses, including global securities sales, trading and execution, prime brokerage and investment research. For the services provided, such as for example the execution of client trades in securities or derivatives, the Group typically earns a brokerage commission when the trade is executed.
Credit Suisse’s investment banking businesses provide services that include advisory services to clients in connection with corporate finance activities. The term ‘advisory’ includes any type of service the Group provides in an advisory capacity. Revenues recognized from these services are reflected in the line item ‘Other Services’ in the table.
Contracts with customers and disaggregation of revenues
in	2Q20	1Q20	2Q19	6M20	6M19
Contracts with customers (CHF million)
Investment and portfolio management	752	810	846	1,562	1,691
Other securities business	18	18	16	36	28
Underwriting	560	364	514	924	859
Brokerage	805	966	732	1,771	1,426
Other services	387	337	375	724	697
Total revenues from contracts with customers	2,522	2,495	2,483	5,017	4,701
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	2Q20	1Q20	4Q19
Contract balances (CHF million)
Contract receivables	952	841	880
Contract liabilities	53	58	53
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	12	11	14
The Group did not recognize any revenue in the reporting period from performance obligations satisfied in previous periods.
There were no material net impairment losses on contract receivables in 2Q20, 1Q20 and 4Q19. The Group’s contract terms are generally such that they do not result in any contract assets.

Remaining performance obligations
ASC Topic 606’s practical expedient allows the Group to exclude from its remaining performance obligations disclosure any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). Upon review, the Group determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
> Refer to “Note 14 – Revenue from contracts with customers” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information.
14 Trading assets and liabilities
end of	2Q20	1Q20	4Q19
Trading assets (CHF million)
Debt securities	70,962	68,618	66,994
Equity securities	55,232	47,574	64,542
Derivative instruments [1]	25,834	29,458	17,731
Other	4,702	5,148	4,530
Trading assets	156,730	150,798	153,797
Trading liabilities (CHF million)
Short positions	28,606	24,239	24,714
Derivative instruments [1]	15,434	20,638	13,472
Trading liabilities	44,040	44,877	38,186
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	2Q20	1Q20	4Q19
Cash collateral on derivatives instruments – netted (CHF million) [1]
Cash collateral paid	26,076	29,272	20,695
Cash collateral received	17,958	21,217	14,633
Cash collateral on derivatives instruments– not netted (CHF million) [2]
Cash collateral paid	7,488	9,526	4,570
Cash collateral received	7,184	8,260	7,457
1 Recorded as cash collateral netting on derivative instruments in Note 23 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 20 – Other assets and other liabilities.

15 Investment securities
end of	2Q20	1Q20	4Q19
Investment securities (CHF million)
Debt securities held-to-maturity	95	96	0
Debt securities available-for-sale	489	1,068	1,006
Total investment securities	584	1,164	1,006
Investment securities by type
	2Q20				4Q19
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Corporate debt securities	95	0	0	95	0	0	0	0
Debt securities held-to-maturity	95	0	0	95	0	0	0	0
Swiss federal, cantonal or local government entities	2	0	0	2	2	0	0	2
Foreign governments	0	0	0	0	163	8	0	171
Corporate debt securities	481	6	0	487	807	28	2	833
Debt securities available-for-sale	483	6	0	489	972	36	2	1,006
Gross unrealized losses on debt securities and related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
4Q19 (CHF million)
Corporate debt securities	204	2	0	0	204	2
Debt securities available-for-sale	204	2	0	0	204	2
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	6M20	6M19
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	626	4
Realized gains	42	0
Amortized cost, fair value and average yield of debt securities
end of 2Q20	Amortized cost	Fair value	Average yield (in %)
(CHF million, except where indicated)
Due within 1 year	95	95	0.51
Debt securities held-to-maturity	95	95	0.51
Due within 1 year	151	151	0.39
Due from 1 to 5 years	2	2	3.70
Due from 5 to 10 years	330	336	0.08
Debt securities available-for-sale	483	489	0.20

Allowance for credit losses on debt securities available-for-sale
A credit loss exists if there is a decline in fair value of the security below the amortized cost as a result of the non-collectability of the amounts due in accordance with the contractual terms.
An allowance for expected credit losses is recorded in the consolidated statement of operations in provision for credit losses and the noncredit-related losses are recorded in accumulated other comprehensive income (AOCI). Subsequent improvements in the estimated credit losses are immediately recorded in the consolidated statement of operations as a reduction in allowance and credit loss expense. A security is written-off if it is considered certain that there is no possibility of recovering the outstanding principal. As of the end of 2Q20, the Group had no allowance for credit losses on debt securities available-for-sale.
16 Other investments
end of	2Q20	1Q20	4Q19
Other investments (CHF million)
Equity method investments	2,874	2,994	2,367
Equity securities (without a readily determinable fair value) [1]	1,823	1,689	2,148
of which at net asset value	357	344	409
of which at measurement alternative	387	243	274
of which at fair value	1,047	1,070	1,434
of which at cost less impairment	32	32	31
Real estate held-for-investment [2]	84	89	99
Life finance instruments [3]	1,067	1,086	1,052
Total other investments	5,848	5,858	5,666
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of the end of 2Q20, 1Q20 and 4Q19, real estate held for investment included foreclosed or repossessed real estate of CHF  16 million, CHF  14 million and CHF  24 million, respectively, of which CHF  11 million, CHF  10 million and CHF  10 million, respectively, were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Equity securities at measurement alternative
in / end of	6M20	Cumulative	6M19
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(3)	(11)	0
Upward adjustments	137	148	11
> Refer to “Note 30 – Financial instruments” for further information on equity securities without a readily determinable fair value.
In 2Q20, as a result of a corporate action by Pfandbriefbank, the Group has revalued the shares it holds in Pfandbriefbank under the measurement alternative principle in accordance with US GAAP in respect of this equity investment. This resulted in a gain before taxes of CHF  134 million.
Following the completion of the first step of the combination of our open architecture investment fund platform InvestLab and Allfunds Group in September 2019, the Group successfully completed the second and final step of the combination in March 2020 with the transfer of related distribution agreements to Allfunds Group. Upon completion of this final step, the Group has become an 18% shareholder in the combined business and will be represented on the board of directors.
Accumulated depreciation related to real estate held-for-investment amounted to CHF  33 million, CHF  34 million and CHF  34 million for 2Q20, 1Q20 and 4Q19, respectively.
An impairment of CHF  1 million was recorded on real estate held-for-investments in 2Q20 and 6M20. No impairments were recorded on real estate held-for-investments in 1Q20, 2Q19 and 6M19, respectively.

17 Loans
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions, and governments and public institutions.
For financial reporting purposes, the carrying values of loans and related allowance for loan losses are presented in accordance with US GAAP and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.
Loans
end of	2Q20	1Q20	4Q19
Loans (CHF million)
Mortgages [1]	110,022	109,566	109,671
Loans collateralized by securities [1]	48,984	50,877	56,425
Consumer finance	4,977	5,286	4,401
Consumer	163,983	165,729	170,497
Real estate	29,095	29,706	29,220
Commercial and industrial loans [1]	79,341	84,035	73,495
Financial institutions	20,046	20,948	20,367
Governments and public institutions	3,628	3,799	4,262
Corporate & institutional	132,110	138,488	127,344
Gross loans	296,093	304,217	297,841
of which held at amortized cost	282,862	289,944	285,179
of which held at fair value	13,231	14,273	12,662
Net (unearned income)/deferred expenses	(112)	(112)	(116)
Allowance for credit losses	(1,669)	(1,431)	(946)
Net loans	294,312	302,674	296,779
Gross loans by location (CHF million)
Switzerland	166,707	165,944	163,133
Foreign	129,386	138,273	134,708
Gross loans	296,093	304,217	297,841
Impaired loan portfolio (CHF million)
Non-performing loans	1,994	1,555	1,250
Non-interest-earning loans	280	248	260
Non-accrual loans	2,274	1,803	1,510
Restructured loans	226	196	350
Potential problem loans	791	519	266
Other impaired loans	1,017	715	616
Gross impaired loans [2]	3,291	2,518	2,126
1
Certain corporate & institutional loans have been reclassified to consumer loans following the application of a look-through approach with regard to beneficial owners. Prior periods have been reclassified to conform to the current presentation.

2
As of the end of 2Q20, 1Q20 and 4Q19, CHF 213 million, CHF 209 million and CHF 208 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

In accordance with Group policies, impaired loans include nonaccrual loans, comprised of non-performing loans and non-interest-earning loans, as well as restructured loans and potential problem loans.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on loans and categories of impaired loans.
> Refer to “Note 18 – Financial instruments measured at amortized cost and credit losses” for further information on loans held at amortized cost.

18 Financial instruments measured at amortized cost and credit losses
This disclosure provides an overview of the Group’s balance sheet positions that include financial assets carried at amortized cost that are subject to the CECL accounting guidance, effective since January 1, 2020. It includes the following sections:
■ Allowance for credit losses (including the methodology for estimating expected credit losses in non-impaired and impaired financial assets and current-period estimates);
■ Credit quality information (including monitoring of credit quality and internal ratings);
■ Past due financial assets;
■ Non-accrual financial assets;
■ Collateral-dependent financial assets;
■ Off-balance sheet credit exposure; and
■ Troubled debt restructurings and modifications.
As of the end of 2Q20, the Group had no notable balances of purchased financial assets with credit deterioration since origination.
Overview of financial instruments measured at amortized cost – by balance sheet position
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
2Q20 (CHF million)
Cash and due from banks	131,709		(7)	131,702
Interest-bearing deposits with banks	1,191	[2]	(6)	1,185
Securities purchased under resale agreements and securities borrowing transactions	26,442		0	26,442
Debt securities held-to-maturity	95		0	95
Loans	282,750	[2,3]	(1,669)	281,081
Brokerage receivables	44,287	[2]	0	44,287
Other assets	14,981		(57)	14,924
Total	501,455		(1,739)	499,716
1 Net of unearned income/deferred expenses, as applicable.
2
Excludes accrued interest in the total amount of CHF 490 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 2 million relates to interest-bearing deposits with banks, CHF 453 million to loans and CHF 35 million to brokerage receivables. These accrued interest balances are reported in other assets.

3 Includes endangered interest of CHF 92 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
Allowance for credit losses
Accounting policies
The credit loss requirements apply to financial assets measured at amortized cost including for example loans held-to-maturity and net investments in leases as a lessor as well as off-balance sheet credit exposures, such as irrevocable loan commitments, credit guarantees and similar instruments. The credit loss requirements are based on a forward-looking, lifetime CECL model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. The CECL amounts are estimated over the contractual term of the financial assets taking into account the effect of prepayments. This requires considerable judgment over how changes in macroeconomic factors (MEFs) as well as changes in forward-looking borrower-specific characteristics will affect the CECL amounts.
The Group measures expected credit losses of financial assets on a collective (pool) basis when similar risk characteristics exist. For financial assets which do not share similar risk characteristics, expected credit losses are evaluated on an individual basis. CECL amounts are probability-weighted estimates of potential credit losses based on historical frequency, current trends and conditions as well as forecasted MEFs, such as gross domestic product (GDP), unemployment rates and interest rates.
For financial assets that are performing at the reporting date, the allowance for credit losses is generally measured using a probability of default (PD)/loss given default (LGD) approach under which PD, LGD and exposure at default (EAD) are estimated. For financial assets that are credit-impaired at the reporting date, the Group generally applies a discounted cash flow approach to determine the difference between the gross carrying amount and the present value of estimated future cash flows.
An allowance for credit losses is deducted from the amortized cost basis of the financial asset. Changes in the allowance for credit losses are recorded in the consolidated statement of operations in provision for credit losses or, if related to provisions on past due interest, in net interest income.
Write-off of a financial asset occurs when it is considered certain that there is no possibility of recovering the outstanding principal. If the amount of loss on write-off is greater than the accumulated allowance for credit losses, the difference results in an additional credit loss. The additional credit loss is first recognized as an addition to the allowance; the allowance is then applied against the gross carrying amount. Any repossessed collateral is initially measured at fair value. The subsequent measurement depends on the nature of the collateral. Any uncollectible accrued interest receivable is written off by reversing the related interest income.

Expected recoveries on financial assets previously written off or assessed/planned to be written off have to be reflected in the allowance for credit losses; for this purpose, the amount of expected recoveries cannot exceed the aggregate amounts previously written off or assessed/planned to be written off. Accordingly, expected recoveries from financial assets previously written off may result in an overall negative allowance for credit loss balance.
Estimating expected credit losses – overview
The following key elements and processes of estimating expected credit losses apply to the Group’s major classes of financial assets held at amortized cost.
Expected credit losses on non-impaired credit exposures
Expected credit loss models for non-impaired credit exposures have three main inputs: (i) PD, (ii) LGD and (iii) EAD. These parameters are derived from internally developed statistical models which are based on historical data and leverage regulatory models under the advanced internal rating-based approach. Expected credit loss models use forward-looking information to derive point-in-time estimates of forward-looking term structures.
PD estimates are based on statistical rating models and tailored to various categories of counterparties and exposures. These statistical rating models are based on internally and externally compiled data comprising both quantitative and qualitative factors. A migration of a counterparty or exposure between rating classes leads to a change in the estimate of the associated PD. Lifetime PDs are estimated considering the expected macroeconomic environment, the contractual maturities of exposures and estimated prepayment rates where applicable.
LGD estimates the size of the expected loss that may arise on a credit exposure in the event of a default. The Group estimates LGD based on the history of recovery rates of claims against defaulted counterparties, considering, as appropriate, factors such as differences in product structure, collateral type, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. Certain LGD values are also calibrated to reflect the expected macroeconomic environment.
EAD represents the expected amount of credit exposure in the event of a default. It reflects the current drawn exposure with a counterparty and an expectation regarding the future evolution of the credit exposure under the contract or facility, including amortization and prepayments. The EAD of a financial asset is the gross carrying amount at default, which is modeled based on historical data considering portfolio-specific factors such as the drawn amount as of the reporting date, the facility limit, amortization schedules, financial collateral and product type. EAD models have a term structure and EADs are estimated based on historical observations. For certain financial assets, the Group determines EAD by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.
Where a relationship to macroeconomic indicators is statistically sound and in line with economic expectations, the parameters are modeled accordingly, incorporating the Group’s forward looking forecasts and applying regional segmentations where appropriate.
For periods beyond the reasonable and supportable forecast period, the Group reverts immediately to average economic environment variables as model input factors.
Alternative qualitative estimation approaches are used for certain products. For lombard loans (including share-backed loans), the PD/LGD approach used does not consider the Group’s forward looking forecasts as these are not meaningful for the estimate of expected credit losses in light of the short time-frame considered for closing out positions under daily margining arrangements. For international private residential mortgages and securitizations, the Group applies qualitative approaches where credit specialists follow a structured process and use their expertise and judgment to determine the CECL amounts.
The Group measures expected credit losses considering the risk of default over the maximum contractual period (including any borrower’s extension options) during which it is exposed to credit risk, even if the Group considers a longer period for risk management purposes. The maximum contractual period extends to the date at which the Group has the right to require repayment of an advance or terminate an irrevocable loan commitment or a credit guarantee.
Expected credit losses on impaired credit exposures
Expected credit losses for individually impaired credit exposures are measured by performing an in-depth review and analysis of impaired credit exposures, considering factors such as recovery and exit options as well as collateral and the risk profile of the borrower. If an individual credit exposure specifically identified for evaluation is considered impaired, the allowance is determined as a reasonable estimate of expected credit losses as of the end of the reporting period. Thereafter, the allowance is revalued by Credit Risk Management, at least annually or more frequently, depending on the risk profile of the borrower or credit relevant events.
For impaired loans and certain other financial assets, the expected credit loss is measured using the present value of estimated future cash flows and the impaired credit exposure and related allowance are revalued to reflect the passage of time.
For all classes of financial assets, the trigger to detect an impaired credit exposure is non-payment of interest, principal amounts or other contractual payment obligations, or when, for example, the Group may become aware of specific adverse information relating to a counterparty’s ability to meet their contractual obligations, despite the current repayment status of their particular credit facility. Additional procedures may apply to specific classes of financial assets as described further below.

Troubled debt restructurings, also referred to as restructured loans, are considered impaired credit exposures in line with the Group’s policies and subject to individual assessment and provisioning for expected credit losses by the Group’s recovery functions. Restructured loans that defaulted again within 12 months from the last restructuring remain impaired or are impaired if they were considered non-impaired at the time of the subsequent default.
Current-period estimate of expected credit losses
The estimation and application of forward-looking information requires quantitative analysis and significant judgement. The Group’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios to capture the point of non-linearity of losses: a baseline scenario, an upside scenario and a downside scenario. The baseline scenario represents the most likely outcome in line with the Group’s global chief investment office view. The two other scenarios represent more optimistic and more pessimistic outcomes with the downside scenario being more severe than the upside scenario. Under a more usual economic environment with projected continued economic expansion, scenarios are probability-weighted according to the Group’s best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as MEFs, such as GDP, unemployment rates and property prices. For extreme and statistically rare events which cannot be adequately reflected in CECL models, such as the current effects of the COVID-19 pandemic on the global economy, the extreme event becomes the baseline scenario and overlays based on expert judgment are applied in response to such exceptional circumstances.
The scenario design team within the Group’s Enterprise Strategic Risk (ESR) function determines the MEFs and market projections that are relevant for the Group’s three scenarios across the global credit portfolio. The scenario design team formulates the baseline scenario projections used for the CECL calculation from the Group’s global chief investment office in-house economic research forecasts and, where deemed appropriate, from external sources such as the Bloomberg consensus of economist forecasts, forecasts from major central banks, nonpartisan think tanks and multilateral institutions, such as the International Monetary Fund (IMF), the Organisation for Economic Co-operation and Development (OECD) and the World Bank. For factors where no in-house or credible external forecasts are available, an internal model is used to calibrate the baseline projections. The downside and upside scenarios are derived from these baseline projections. All three scenario projections are subject to a review and challenge process. Any feedback from the review and challenge process is incorporated into the scenario projections by the ESR scenario design team. The CECL scenario design working group is the governance forum. It performs an additional review and challenge and subsequently approves the MEFs and related market projections as well as the occurrence probability weights that are allocated to the baseline, downside and upside scenarios. MEFs and related market projections and the scenario occurrence probability weights used for the calculation of CECL are ultimately approved by the Senior Management Approval Committee.
The key MEFs used in each of the economic scenarios for the calculation of the expected credit losses include, but are not limited to, regional GDP, unemployment rates, interest rates, housing prices and commodity prices. These MEFs have been selected based on the portfolios that are most material to the estimation of CECL or in terms of CECL contribution from a longer term perspective.
The following changes to the MEF calibrations were driven by the impact of the COVID-19 crisis on the global economy and led to increased CECL provisions. 1Q20 GDP data from the US, the eurozone and Switzerland confirmed the severe impact of COVID-19 induced lockdowns on economic activity. As a result, the Group’s global chief investment office economic research department also revised its projections for GDP in the US, the eurozone and Switzerland to reflect a collapse in economic activity in 2Q20, which was unprecedented since the Great Depression in the 1930s. The Group’s projections for the US unemployment rate in 2Q20 increased significantly compared to 1Q20, while the projections for developed economies and world industrial production decreased sharply. In addition, low oil prices in April and May led to significantly higher levels of oil market volatility for 2Q20 and the rest of 2020.
Interest income attributable to passage of time
For financial assets held at amortized cost, for which the Group measures expected credit losses based on the discounted cash flow methodology, the entire change in present value is reported as credit loss expense or reversal of credit loss expense.
Loans held at amortized cost
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans. The main risk characteristics are described by individual class of financing receivable for each of these portfolio segments:
Consumer loans:
■ Mortgages: includes lending instruments secured by residential real estate; such credit exposure is sensitive to the level of interest rates and unemployment as well as real estate valuation.
■ Loans collateralized by securities: includes lending secured by marketable financial collateral (e.g., equities, bonds, investment funds and precious metals); such credit exposure is sensitive to market prices for securities which impact the value of financial collateral.
■ Consumer finance: includes lending to private individuals such as credit cards, personal loans and leases; such credit exposure is sensitive to MEFs including economic growth, unemployment and interest rates.

Corporate & institutional loans:
■ Real estate: includes lending backed by commercial or income-producing real estate; such credit exposure is sensitive to MEFs including economic growth, unemployment, interest rates and industrial production as well as real estate valuation.
■ Commercial and industrial loans: includes lending to corporate clients including small and medium-sized enterprises, large corporates and multinational clients; such credit exposure is sensitive to MEFs including economic growth, unemployment and industrial production.
■ Financial institutions: includes lending to financial institutions such as banks and insurance companies; such credit exposure is sensitive to MEFs including economic growth and interest rates.
■ Governments and public institutions: includes lending to central government and state-owned enterprises; such credit exposure is sensitive to MEFs including economic growth.
Expected credit losses on impaired loans
In addition to the triggers described further above, loans managed on the Swiss platform are reviewed depending on event-driven developments. All corporate and institutional loans are reviewed at least annually based on the borrower’s financial statements and any indications of difficulties they may experience. Loans that are not impaired, but which are of special concern due to changes in covenants, downgrades, negative financial news and other adverse developments, are either transferred to recovery management or included on a watch list. All loans on the watch list are reviewed at least quarterly to determine whether they should be released, remain on the watch list or be moved to recovery management. For loans in recovery management from the Swiss platform, larger positions are reviewed on a quarterly basis for any event-driven changes. Otherwise, these loans are reviewed at least annually. All loans in recovery management on international platforms are reviewed on at least a quarterly basis.
Allowance for credit losses – loans held at amortized cost
	2Q20			1Q20						2Q19			[1]
	Consumer	Corporate & institutional	Total	Consumer		Corporate & institutional		Total		Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	349	1,082	1,431	241		808		1,049	[2]	181	785	966
Current-period provision for expected credit losses	62	218	280	121	[3]	315	[3]	436		10	5	15
of which provisions for interest [4]	16	0	16	5		4		9		–	–	–
Gross write-offs	(12)	(24)	(36)	(12)		(35)		(47)		(25)	(87)	(112)
Recoveries	2	1	3	3		1		4		2	10	12
Net write-offs	(10)	(23)	(33)	(9)		(34)		(43)		(23)	(77)	(100)
Provisions for interest	–	–	–	–		–		–		3	7	10
Foreign currency translation impact and other adjustments, net	(2)	(7)	(9)	(4)		(7)		(11)		0	(9)	(9)
Balance at end of period	399	1,270	1,669	349		1,082		1,431		171	711	882
of which individually evaluated for impairment	313	586	899	237		540		777		130	446	576
of which collectively evaluated for impairment	86	684	770	112		542		654		41	265	306
	6M20				6M19			[1]
	Consumer	Corporate & institutional	Total		Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	241	808	1,049	[2]	187	715	902
Current-period provision for expected credit losses	183	533	716		22	68	90
of which provisions for interest [3]	21	4	25		–	–	–
Gross write-offs	(24)	(59)	(83)		(48)	(93)	(141)
Recoveries	5	2	7		3	12	15
Net write-offs	(19)	(57)	(76)		(45)	(81)	(126)
Provisions for interest	–	–	–		5	16	21
Foreign currency translation impact and other adjustments, net	(6)	(14)	(20)		2	(7)	(5)
Balance at end of period	399	1,270	1,669		171	711	882
1 Measured under the previous accounting guidance (incurred loss model).
2
Includes a net impact of CHF 103 million from the adoption of the new CECL guidance and the related election of the fair value option for certain loans on January 1, 2020, of which CHF 55 million is reflected in consumer loans and CHF 48 million in corporate & institutional loans.

3
Certain corporate & institutional loans have been reclassified to consumer loans following the application of a look-through approach with regard to beneficial owners. Prior periods have been reclassified to conform to the current presentation.

4 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.

Gross write-offs of CHF  36 million in 2Q20 compared to gross write-offs of CHF  47 million in 1Q20 and were primarily related to corporate & institutional loans in both quarters. In 2Q20, gross write-offs mainly included two positions in commodity trade finance, a write-off related to the sale of an impaired position in the oil and gas sector and a write-off related to the liquidation of collateral on a ship finance position in corporate & institutional loans. In 1Q20, gross write-offs were mainly related to a partial write-off of several loans in connection with the restructuring of a US security service company and the partial sale of a real estate investment trust in the UK in corporate & institutional loans.
Purchases, reclassifications and sales – loans held at amortized cost
	2Q20			1Q20			2Q19
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	21	643	664	0	685	685	0	472	472
Reclassifications from loans held-for-sale [2]	0	4	4	0	0	0	0	10	10
Reclassifications to loans held-for-sale [3]	0	528	528	0	460	460	0	555	555
Sales [3]	0	558	558	0	422	422	0	491	491
	6M20			6M19
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	21	1,328	1,349	0	977	977
Reclassifications from loans held-for-sale [2]	0	4	4	0	11	11
Reclassifications to loans held-for-sale [3]	0	988	988	0	1,748	1,748
Sales [3]	0	980	980	0	1,606	1,606
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Other financial assets
The Group’s other financial assets include certain balance sheet positions held at amortized cost, each representing its own portfolio segment; they have the following risk characteristics:
■ Cash and due from banks and interest-bearing deposits with banks: includes balances held with banks, primarily cash balances with central banks and nostro accounts; such credit exposure is sensitive to the credit rating and profile of the bank or central bank.
■ Reverse repurchase agreements and securities borrowing transactions: includes lending and borrowing of securities against cash or other financial collateral; such credit exposure is sensitive to the credit rating and profile of the counterparty and relative changes in the valuation of securities and financial collateral.
■ Brokerage receivables: includes mainly settlement accounts with brokers and margin accounts; such credit exposure is sensitive to the credit rating and profile of the counterparty.
■ Other assets: includes mainly cash collateral, accrued interest, fees receivable, mortgage servicing advances and failed purchases; such credit exposure is sensitive to the credit rating and profile of the related counterparty.
Allowance for credit losses – other financial assets held at amortized cost
	2Q20	1Q20	6M20
CHF million
Balance at beginning of period	52	45	45
Current-period provision for expected credit losses	21	15	36
Gross write-offs	(1)	(8)	(9)
Recoveries	1	0	1
Net write-offs	0	(8)	(8)
Foreign currency translation impact and other adjustments, net	(3)	0	(3)
Balance at end of period	70	52	70
of which individually evaluated for impairment	20	15	20
of which collectively evaluated for impairment	50	37	50
Credit quality information
Monitoring of credit quality and internal ratings – Overview
The Group monitors the credit quality of financial assets held at amortized cost through its credit risk management framework, which provides for the consistent evaluation, measurement and management of credit risk across the Group. Assessment of credit risk exposures for internal risk estimates and risk-weighted assets are calculated based on PD, LGD and EAD models.
> Refer to “Expected credit losses on non-impaired credit exposures” for further information on PD, LGD and EAD.

The credit risk management framework incorporates the following core elements:
■ Counterparty and transaction assessments: application of internal credit ratings (using PD), assignment of LGD and EAD values in relation to counterparties and transactions;
■ Credit limits: establishment of credit limits, subject to approval by delegated authority holders, to serve as primary risk controls on exposures and to prevent undue risk concentrations;
■ Credit monitoring, impairments and provisions: processes to support the ongoing monitoring and management of credit exposures, supporting the early identification of deterioration and any subsequent impact; and
■ Risk mitigation: active management of risk mitigation provided in relation to credit exposures, including through the use of cash sales, participations, collateral or guarantees or hedging instruments.
The Group evaluates and assesses counterparties and clients to whom it has credit exposures, primarily using internal rating models. The Group uses these models to determine internal credit ratings which are intended to reflect the PD of each counterparty.
For a majority of counterparties and clients, internal ratings are based on internally developed statistical models that have been backtested against internal experience and validated by a function independent of model development. Findings from backtesting serve as a key input for any future rating model developments. The Group’s internally developed statistical rating models are based on a combination of quantitative factors (e.g., financial fundamentals, such as balance sheet information for corporates and loan-to-value (LTV) ratio and the borrower’s income level for mortgage lending, and market data) and qualitative factors (e.g., credit histories from credit reporting bureaus and economic trends).
For the remaining counterparties where statistical rating models are not used, internal credit ratings are assigned on the basis of a structured expert approach using a variety of inputs, such as peer analyses, industry comparisons, external ratings and research as well as the judgment of senior credit officers.
In addition to counterparty ratings, Credit Risk Management also assesses the risk profile of individual transactions and assigns transaction ratings which reflect specific contractual terms such as seniority, security and collateral.
Internal credit ratings may differ from external credit ratings, where available, and are subject to periodic review depending on exposure type, client segment, collateral or event-driven developments. The Group’s internal ratings are mapped to a PD band associated with each rating which is calibrated to historical default experience using internal data and external data sources. The Group’s internal rating bands are reviewed on an annual basis with reference to extended historical default data and are therefore based on stable long-run averages. Adjustments to PD bands are only made where significant deviations to existing values are detected. The last update was made in 2012 and since then no significant changes to the robust long-run averages have been detected.
For the purpose of the credit quality disclosures included in these financial statements, an equivalent rating based on the Standard & Poor’s rating scale is assigned to the Group’s internal ratings based on the PD band associated with each rating. These internal ratings are used consistently across all classes of financial assets and are aggregated to the credit quality indicators investment grade and non-investment grade.
The Group uses internal rating methodologies consistently for the purposes of approval, establishment and monitoring of credit limits and credit portfolio management, credit policy, management reporting, risk-adjusted performance measurement, economic risk capital measurement and allocation and financial accounting.
A rigorous credit quality monitoring process is performed to provide for early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis and relevant economic and industry studies. Credit Risk Management maintains regularly updated watch lists and holds review meetings to re-assess counterparties that could be subject to adverse changes in creditworthiness. The review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment.
> Refer to “Expected credit losses on impaired loans” for further information on credit monitoring.
Credit quality of loans held at amortized cost
The following table presents the Group’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings investment grade and non-investment grade that are used as credit quality indicators for the purpose of this disclosure, by year of origination.

Consumer loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2Q20 (CHF million)
Mortgages
2020	7,090	774	3	7,867
2019	15,143	1,693	11	16,847
2018	11,348	1,080	40	12,468
2017	8,208	976	80	9,264
2016	11,849	955	46	12,850
Prior years	45,659	3,490	202	49,351
Total term loans	99,297	8,968	382	108,647
Revolving loans	831	530	14	1,375
Total	100,128	9,498	396	110,022
Loans collateralized by securities
2020	1,548	814	105	2,467
2019	1,284	440	69	1,793
2018	745	231	170	1,146
2017	107	48	51	206
2016	196	215	0	411
Prior years	621	395	0	1,016
Total term loans	4,501	2,143	395	7,039
Revolving loans [1]	39,158	2,676	111	41,945
Total	43,659	4,819	506	48,984
Consumer finance
2020	480	610	1	1,091
2019	663	701	13	1,377
2018	311	324	20	655
2017	129	193	19	341
2016	35	90	12	137
Prior years	28	129	47	204
Total term loans	1,646	2,047	112	3,805
Revolving loans	873	153	89	1,115
Total	2,519	2,200	201	4,920
Consumer – total
2020	9,118	2,198	109	11,425
2019	17,090	2,834	93	20,017
2018	12,404	1,635	230	14,269
2017	8,444	1,217	150	9,811
2016	12,080	1,260	58	13,398
Prior years	46,308	4,014	249	50,571
Total term loans	105,444	13,158	889	119,491
Revolving loans	40,862	3,359	214	44,435
Total	146,306	16,517	1,103	163,926
1 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2Q20 (CHF million)
Real estate
2020	2,597	1,399	0	3,996
2019	3,554	2,173	1	5,728
2018	2,514	1,230	132	3,876
2017	1,225	533	96	1,854
2016	2,023	345	23	2,391
Prior years	7,444	1,446	26	8,916
Total term loans	19,357	7,126	278	26,761
Revolving loans	1,224	332	32	1,588
Total	20,581	7,458	310	28,349
Commercial and industrial loans
2020	5,408	8,192	79	13,679
2019	5,561	8,271	304	14,136
2018	2,422	5,350	226	7,998
2017	1,448	2,496	46	3,990
2016	1,285	1,554	29	2,868
Prior years	3,994	4,577	227	8,798
Total term loans	20,118	30,440	911	51,469
Revolving loans	11,187	11,029	558	22,774
Total	31,305	41,469	1,469	74,243
Financial institutions
2020	2,037	420	0	2,457
2019	2,478	326	41	2,845
2018	1,454	442	1	1,897
2017	105	110	0	215
2016	44	107	20	171
Prior years	336	22	3	361
Total term loans	6,454	1,427	65	7,946
Revolving loans	6,500	696	1	7,197
Total	12,954	2,123	66	15,143
Governments and public institutions
2020	44	12	0	56
2019	137	30	0	167
2018	81	0	0	81
2017	36	0	0	36
2016	271	1	0	272
Prior years	547	28	0	575
Total term loans	1,116	71	0	1,187
Revolving loans	14	0	0	14
Total	1,130	71	0	1,201
Corporate & institutional – total
2020	10,086	10,023	79	20,188
2019	11,730	10,800	346	22,876
2018	6,471	7,022	359	13,852
2017	2,814	3,139	142	6,095
2016	3,623	2,007	72	5,702
Prior years	12,321	6,073	256	18,650
Total term loans	47,045	39,064	1,254	87,363
Revolving loans	18,925	12,057	591	31,573
Total	65,970	51,121	1,845	118,936

Total loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2Q20 (CHF million)
Loans held at amortized cost – total
2020	19,204	12,221	188	31,613
2019	28,820	13,634	439	42,893
2018	18,875	8,657	589	28,121
2017	11,258	4,356	292	15,906
2016	15,703	3,267	130	19,100
Prior years	58,629	10,087	505	69,221
Total term loans	152,489	52,222	2,143	206,854
Revolving loans	59,787	15,416	805	76,008
Total	212,276	67,638	2,948	282,862	[1]
Value of collateral [2]	192,133	54,266	2,258	248,657
1 Excludes accrued interest on loans held at amortized cost of CHF 453 million.
2
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

4Q19 Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
4Q19 (CHF million)
Mortgages [1]	99,677	9,629	365	109,671
Loans collateralized by securities [1]	50,766	5,531	128	56,425
Consumer finance	1,527	2,677	167	4,371
Consumer	151,970	17,837	660	170,467
Real estate	20,524	7,674	125	28,323
Commercial and industrial loans [1]	30,090	38,522	1,108	69,720
Financial institutions	13,267	2,122	47	15,436
Governments and public institutions	1,166	67	0	1,233
Corporate & institutional	65,047	48,385	1,280	114,712
Gross loans held at amortized cost	217,017	66,222	1,940	285,179
Value of collateral [2]	200,521	54,543	1,378	256,442
1
Certain corporate & institutional loans have been reclassified to consumer loans following the application of a look-through approach with regard to beneficial owners. Prior periods have been reclassified to conform to the current presentation.

2
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Value of collateral
In the Group’s private banking, corporate and institutional businesses, all collateral values for loans are regularly reviewed according to the Group’s risk management policies and directives, with maximum review periods determined by collateral type, market liquidity and market transparency. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the property, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.
In the Group’s investment banking businesses, collateral-dependent loans are appraised on at least an annual basis, or when a loan-relevant event occurs.

Credit quality of other financial assets held at amortized cost
The following table presents the Group’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings investment grade and non-investment grade, by year of origination.
Other financial assets held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2Q20 (CHF million)
Other financial assets held at amortized cost
2019	0	95	0	95
2018	0	70	0	70
Total term positions	0	165	0	165
Revolving positions	0	961	0	961
Total	0	1,126	0	1,126
Includes primarily mortgage servicing advances and failed purchases.
Past due financial assets
Generally, a financial asset is deemed past due if the principal and/or interest payment has not been received on its due date.
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2Q20 (CHF million)
Mortgages	109,519	128	24	14	337	503	110,022
Loans collateralized by securities	48,563	42	0	4	375	421	48,984
Consumer finance	4,293	405	20	48	154	627	4,920
Consumer	162,375	575	44	66	866	1,551	163,926
Real estate	28,213	40	5	0	91	136	28,349
Commercial and industrial loans	72,525	585	232	199	702	1,718	74,243
Financial institutions	14,470	609	1	1	62	673	15,143
Governments and public institutions	1,190	11	0	0	0	11	1,201
Corporate & institutional	116,398	1,245	238	200	855	2,538	118,936
Total loans held at amortized cost	278,773	1,820	282	266	1,721	4,089	282,862	[1]
4Q19 (CHF million)
Mortgages [2]	109,279	83	16	9	284	392	109,671
Loans collateralized by securities [2]	56,287	79	0	2	57	138	56,425
Consumer finance	3,826	283	61	43	158	545	4,371
Consumer	169,392	445	77	54	499	1,075	170,467
Real estate	28,094	95	10	2	122	229	28,323
Commercial and industrial loans [2]	68,462	528	62	71	597	1,258	69,720
Financial institutions	15,300	85	1	3	47	136	15,436
Governments and public institutions	1,207	26	0	0	0	26	1,233
Corporate & institutional	113,063	734	73	76	766	1,649	114,712
Total loans held at amortized cost	282,455	1,179	150	130	1,265	2,724	285,179
1 Excludes accrued interest on loans held at amortized cost of CHF 453 million.
2
Certain corporate & institutional loans have been reclassified to consumer loans following the application of a look-through approach with regard to beneficial owners. Prior periods have been reclassified to conform to the current presentation.

As of the end of 2Q20, the Group did not have any loans that were past due more than 90 days and still accruing interest. Also, the Group did not have any other financial assets held at amortized cost that were past due.
Non-accrual financial assets
Overview
Generally, a financial asset is deemed non-accrual and recognition of any interest in the statement of operations is discontinued when the contractual payments of principal and/or interest are more than 90 days past due.
Payments collected on non-accrual financial assets are accounted for using the cash basis or the cost recovery method or a combination of both.
Generally, non-accrual financial assets may be restored to performing status only when delinquent principal and interest are brought up to date in accordance with the terms of the contractual arrangement and when certain performance criteria are met.
> Refer to “Allowance for credit losses” for further information on write-offs of financial assets and related recoveries.
For loans held at amortized cost, non-accrual loans are comprised of non-performing loans and non-interest-earning loans.
Non-accrual loans held at amortized cost
	6M20
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	337	380	1	20
Loans collateralized by securities	122	377	3	75
Consumer finance	168	204	0	4
Consumer	627	961	4	99
Real estate	155	270	3	37
Commercial and industrial loans	682	978	21	41
Financial institutions	46	65	0	8
Corporate & institutional	883	1,313	24	86
Total loans held at amortized cost	1,510	2,274	28	185
In the Group’s recovery management international function, a position is written down to its net carrying value once the credit provision is greater than 90% of the notional amount, unless repayment is anticipated to occur within the next three months. Following the expiration of this three-month period the position is written off unless it can be demonstrated that any delay in payment is an operational matter which is expected to be resolved within a ten-day grace period. For the Group’s Swiss-based recovery functions, write-offs are made based on an individual counterparty assessment. An evaluation is performed on the need for write-offs on impaired loans individually and on an ongoing basis, if it is certain that parts of a loan or the entire loan will not be recoverable. Write-offs of a remaining loan balance are executed once available debt enforcement procedures are exhausted.
Collateral-dependent financial assets
Collateral-dependent financial assets are assets for which repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower, based on the Group’s assessment, is experiencing financial difficulty as of the reporting date. Qualitative factors that were relevant to the Group as of the reporting date were considered and due diligence was conducted for determining when a loan is collateral-dependent.
The Group’s collateral-dependent financial assets are managed by three recovery management functions. The recovery management international function is responsible for all collateral-dependent financial assets booked outside Switzerland. For collateral-dependent financial assets booked on the Swiss platform, the Group has separate recovery management functions for exposures to domestic clients and exposures to international clients.
Collateral-dependent financial assets managed by the recovery management international function mainly includes mortgages, revolving corporate loans, securities borrowing, trade finance exposures and lombard loans. For mortgages, property, guarantees and life insurance policies are the main collateral types. For revolving corporate loans, collateral includes mainly cash, inventory, oil and gas reserves and receivables. Securities borrowing exposures are mainly secured by pledged shares, bonds, investment fund units and money market instruments. Trade finance exposures are secured by cash and guarantees. For lombard loans, the Group holds collateral in the form of pledged shares, bonds, investment fund units and money market instruments as well as cash and life insurance policies. As of the end of 2Q20, the overall collateral coverage ratio was 136% of the Group’s collateral-dependent financial asset exposure managed by the recovery management international function, compared to 116% as of the end of 1Q20. The increase in the overall collateral coverage ratio was mainly driven by newly impaired share-backed loans in Asia Pacific that were over-collateralized.
Collateral-dependent financial assets booked on the Swiss platform and related to international clients mainly include ship finance exposures, commercial loans, lombard loans, residential mortgages and aviation finance exposures. Ship finance exposures are collateralized by vessels mortgages, corporate guarantees, insurance assignments as well as cash balances, securities deposits or other assets held with the Group. Collateral held against commercial loans include primarily guarantees issued by export credit agencies, other guarantees, private risk insurance, asset pledges and assets held with the Group (e.g., cash, securities deposits and others). Lombard loans are collateralized by pledged financial assets mainly in the form of cash, shares, bonds, investment fund units and money market instruments as well as life insurance policies and bank guarantees. Residential mortgages are secured by mortgage notes on residential real estate, life insurance policies as well as cash balances, securities deposits or other assets held with the Group. Aircraft finance exposures are collateralized by aircraft mortgages of business jets as well as corporate and/or personal guarantees, cash balances, securities deposits or other assets held with the Group. Collateral-dependent loans increased in 2Q20 mainly driven by new collateral-dependent financial assets in aviation finance and lombard lending, partially offset by reductions in ship finance, export finance and Swiss residential real estate. The collateral coverage ratio declined from 88% as of the end of 1Q20 to 85% as of the end of 2Q20, mainly driven by a reduction of the collateral value in a ship finance position that led to a corresponding increase in credit provisions.
Collateral-dependent financial assets booked on the Swiss platform and related to domestic clients mainly include residential mortgages and commercial mortgages. Collateral held against residential mortgages includes mainly mortgage notes on residential real estate, pledged capital awards in retirement plans and life insurance policies. For commercial mortgages, collateral held includes primarily mortgage notes on commercial real estate and cash balances, securities deposits or other assets held with the Group. The overall collateral coverage ratio in relation to the collateral-dependent financial assets as of the end of 2Q20 was stable compared to the end of 1Q20 at approximately 90% both for residential and commercial mortgages.
Off-balance sheet credit exposures
The Group portfolio comprises off-balance sheet exposures with credit risk in the form of irrevocable commitments, guarantees and similar instruments which are in the scope of CECL measurement. The main risk characteristics are as follows:
■ Irrevocable commitments are primarily commitments made to corporate and institutional borrowers to provide loans under approved, but undrawn, credit facilities. In addition, the Group has irrevocable commitments under documentary credits for corporate and institutional clients that facilitate international trade. The related credit risk exposure is to corporate clients, including small and medium-sized enterprises, large corporates and multinational clients who are impacted by macroeconomic and industry-specific factors such as economic growth, unemployment and industrial production.
■ Guarantees are provided to third parties which contingently obligate the Group to make payments in the event that the underlying counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The credit risk associated with guarantees is primarily to corporate and institutional clients and financial institutions, which are sensitive to MEFs including economic growth and interest rates.
For undrawn irrevocable loan commitments, the present value is calculated based on the difference between the contractual cash flows that are due to the Group if the commitment is drawn and the cash flows that the Group expects to receive, in order to estimate the provision for expected credit losses. For credit guarantees, expected credit losses are recognized for the contingency of the credit guarantee. Provisions for off-balance sheet credit exposures are recognized as a provision in other liabilities in the consolidated balance sheets.
For off-balance sheet credit exposures, methodology, scenarios and MEFs used to estimate the provision for expected credit losses are the same as those used to estimate the allowance for credit losses for financial assets held at amortized cost. For the EAD models, a credit conversion factor or similar methodology is applied to off-balance sheet credit exposures in order to project the additional drawn amount between current utilization and the committed facility amount.
> Refer to “Allowance for credit losses” for further information on methodology, scenarios and MEFs used to estimate expected credit losses.

Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	2Q20			1Q20			2Q19
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Loans collateralized by securities	2	116	116	0	0	0	0	0	0
Commercial and industrial loans	1	2	1	6	30	14	6	14	14
Total loans	3	118	117	6	30	14	6	14	14
	6M20			6M19
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Mortgages	0	0	0	1	7	7
Loans collateralized by securities	2	116	116	0	0	0
Commercial and industrial loans	7	32	15	6	14	14
Total loans	9	148	131	7	21	21
Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring
	2Q20		1Q20		2Q19
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Commercial and industrial loans	3	12	0	0	0	0
Total loans	3	12	0	0	0	0
	6M20		6M19
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Mortgages	0	0	1	13
Commercial and industrial loans	3	12	0	0
Total loans	3	12	1	13
In 6M20, the loan modifications of the Group included waiver of claims, extended loan repayment terms, including postponed loan amortization and extended pay-back period or maturity date.
The US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current prior to the relief being granted would not considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the FASB and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and/or interest payments that are within the scope of this guidance and are not reported as troubled debt restructurings.

19 Goodwill
2Q20	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Credit Suisse Group	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	602	1,462	2,231	3,174	1,014	8,495
Goodwill acquired during the year	0	0	122	0	0	122
Foreign currency translation impact	(4)	(19)	(15)	(5)	(7)	(50)
Balance at end of period	598	1,443	2,338	3,169	1,007	8,567
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	3,891
Balance at end of period	0	0	772	2,719	388	3,891
Net book value (CHF million)
Net book value	598	1,443	1,566	450	619	4,676
6M20
Gross amount of goodwill (CHF million)
Balance at beginning of period	607	1,494	2,248	3,176	1,017	8,554
Goodwill acquired during the year	0	9	122	0	0	131
Foreign currency translation impact	(7)	(30)	(21)	(7)	(10)	(75)
Other	(2)	(30)	(11)	0	0	(43)
Balance at end of period	598	1,443	2,338	3,169	1,007	8,567
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	3,891
Balance at end of period	0	0	772	2,719	388	3,891
Net book value (CHF million)
Net book value	598	1,443	1,566	450	619	4,676
1
Gross amount of goodwill and accumulated impairment include CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. On July 30, 2020, the Group announced an updated strategy and related organizational changes, which included the introduction of a new segment structure with an effective date of August 1, 2020. Under the prior structure, the reporting units were Swiss Universal Bank – Private Clients, Swiss Universal Bank – Corporate & Institutional Banking, International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific – Wealth Management & Connected, Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets. As a result of the organizational changes, the Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets reporting units will be combined into one new reporting unit named Investment Bank.
The anticipated announcement of the strategy and organizational changes represented a triggering event for goodwill impairment testing purposes and under US GAAP goodwill has to be tested for impairment before and immediately after a reorganization of reporting units. The goodwill impairment test performed was to evaluate whether or not a subsequent event for 2Q20 disclosure purposes had occurred rather than a test to determine if an impairment was required for June 2020.
Based on this goodwill impairment analysis, the Group concluded that there would be no impairment necessary for its Global Markets, Investment Banking & Capital Markets and Asia Pacific - Markets reporting units under the current reporting structure as the estimated fair value of these reporting units exceeded their related carrying values by 11%, 13% and 6%, respectively. The goodwill allocated to these reporting units became more sensitive to an impairment due to the higher implied costs of equity due to the greater economic uncertainty resulting from the COVID-19 pandemic.
The Group additionally considered the potential of impairment of the new reporting unit named Investment Bank. The estimated fair value of the reporting unit, based on pro-forma financial plans, substantially exceeds its related carrying value. The five-year strategic business plan used to derive the fair value included management’s assumptions as to when normalized market conditions would return as well as subsequent continued revenue growth.
The approach for determining the carrying value and estimating the fair values of the reporting units was applied consistently for both the current reporting structure and the new reporting structure.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its latest five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets reporting units under the current structure and the Investment Bank reporting unit under the new reporting structure as of June 30, 2020. The valuations were performed using a combination of the market approach and income approach.
The results of the impairment evaluation of each reporting unit’s goodwill under the new reporting structure, in particular for the Investment Bank reporting unit, would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes or the future outlook adversely differ from management’s best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.

20 Other assets and other liabilities
end of	2Q20	1Q20	4Q19
Other assets (CHF million)
Cash collateral on derivative instruments	7,488	9,526	4,570
Cash collateral on non-derivative transactions	556	1,075	428
Derivative instruments used for hedging	173	198	183
Assets held-for-sale	7,460	9,886	8,971
of which loans [1]	7,406	9,821	8,886
allowance for loans held-for-sale	(8)	(7)	–
of which real estate [2]	29	33	38
of which long-lived assets	25	32	47
Premises, equipment and right-of-use assets	7,650	7,730	7,832
Assets held for separate accounts	106	106	111
Interest and fees receivable	4,493	5,175	4,688
Deferred tax assets	4,020	4,157	4,399
Prepaid expenses	658	643	431
of which cloud computing arrangement implementation costs	33	30	27
Failed purchases	1,836	1,725	1,643
Defined benefit pension and post-retirement plan assets	3,011	2,928	2,878
Other	3,695	4,132	3,475
Other assets	41,146	47,281	39,609
Other liabilities (CHF million)
Cash collateral on derivative instruments	7,184	8,260	7,457
Cash collateral on non-derivative transactions	244	1,797	516
Derivative instruments used for hedging	15	40	48
Operating leases liabilities	2,911	3,023	3,213
Provisions	1,329	1,256	1,179
of which expected credit losses on off-balance sheet credit exposures	262	253	172
Liabilities held for separate accounts	106	106	111
Interest and fees payable	4,993	5,537	5,101
Current tax liabilities	573	621	678
Deferred tax liabilities	646	977	523
Failed sales	920	1,145	936
Defined benefit pension and post-retirement plan liabilities	436	443	455
Other	9,430	8,883	10,826
Other liabilities	28,787	32,088	31,043
1 Included as of the end of 2Q20, 1Q20 and 4Q19 were CHF 278 million, CHF 679 million and CHF 800 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 2Q20, 1Q20 and 4Q19, real estate held-for-sale included foreclosed or repossessed real estate of CHF 8 million, CHF 8 million and CHF 9 million, respectively, of which CHF 8 million, CHF 8 million and CHF 9 million, respectively were related to residential real estate.

21 Long-term debt
Long-term debt
end of	2Q20	1Q20	4Q19
Long-term debt (CHF million)
Senior	128,417	104,958	108,667
Subordinated	39,206	38,087	41,667
Non-recourse liabilities from consolidated VIEs	1,803	1,878	1,671
Long-term debt	169,426	144,923	152,005
of which reported at fair value	68,798	60,360	70,331
of which structured notes	47,398	40,171	49,435
Structured notes by product
end of	2Q20	1Q20	4Q19
Structured notes by product (CHF million)
Equity	29,180	24,864	31,666
Fixed income	14,295	11,590	13,558
Credit	3,409	3,311	3,734
Other	514	406	477
Total structured notes	47,398	40,171	49,435

22 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
2Q20 (CHF million)
Balance at beginning of period	253	(15,064)	28		(3,617)	570	1,578	(16,252)
Increase/(decrease)	13	(450)	(47)		0	0	(2,680)	(3,164)
Reclassification adjustments, included in net income/(loss)	5	17	29		73	(34)	22	112
Total increase/(decrease)	18	(433)	(18)		73	(34)	(2,658)	(3,052)
Balance at end of period	271	(15,497)	10		(3,544)	536	(1,080)	(19,304)
1Q20 (CHF million)
Balance at beginning of period	28	(14,469)	30		(3,690)	604	(2,772)	(20,269)
Increase/(decrease)	155	(595)	(5)		0	0	4,273	3,828
Reclassification adjustments, included in net income/(loss)	70	0	3		73	(34)	77	189
Total increase/(decrease)	225	(595)	(2)		73	(34)	4,350	4,017
Balance at end of period	253	(15,064)	28		(3,617)	570	1,578	(16,252)
2Q19 (CHF million)
Balance at beginning of period	(26)	(13,245)	24		(3,956)	363	(2,033)	(18,873)
Increase/(decrease)	45	(589)	12		323	338	(312)	(183)
Increase/(decrease) due to equity method investments	(3)	0	0		0	0	0	(3)
Reclassification adjustments, included in net income/(loss)	1	0	0		63	(32)	81	113
Total increase/(decrease)	43	(589)	12		386	306	(231)	(73)
Balance at end of period	17	(13,834)	36		(3,570)	669	(2,264)	(18,946)
6M20 (CHF million)
Balance at beginning of period	28	(14,469)	30		(3,690)	604	(2,772)	(20,269)
Increase/(decrease)	168	(1,045)	(52)		0	0	1,593	664
Reclassification adjustments, included in net income/(loss)	75	17	32		146	(68)	99	301
Total increase/(decrease)	243	(1,028)	(20)		146	(68)	1,692	965
Balance at end of period	271	(15,497)	10		(3,544)	536	(1,080)	(19,304)
6M19 (CHF million)
Balance at beginning of period	(72)	(13,442)	10		(3,974)	387	(890)	(17,981)
Increase/(decrease)	92	(394)	26		323	338	(1,463)	(1,078)
Increase/(decrease) due to equity method investments	(7)	0	0		0	0	0	(7)
Reclassification adjustments, included in net income/(loss)	4	2	0		123	(56)	111	184
Cumulative effect of accounting changes, net of tax	0	0	0		(42)	0	(22)	(64)
Total increase/(decrease)	89	(392)	26		404	282	(1,374)	(965)
Balance at end of period	17	(13,834)	36		(3,570)	669	(2,264)	(18,946)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 2Q20, 1Q20, 2Q19, 6M20 and 6M19.

Details of significant reclassification adjustments
in	2Q20	1Q20	2Q19	6M20	6M19
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments	17	0	0	17	2
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	89	90	80	179	156
Tax expense/(benefit)	(16)	(17)	(17)	(33)	(33)
Net of tax	73	73	63	146	123
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [1]	(41)	(42)	(41)	(83)	(71)
Tax expense	7	8	9	15	15
Net of tax	(34)	(34)	(32)	(68)	(56)
1 These components are included in the computation of total benefit costs. Refer to "Note 26 – Pension and other post-retirement benefits" for further information.
Additional share information
	2Q20		1Q20		2Q19		6M20		6M19
Common shares issued
Balance at beginning of period	2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720
Balance at end of period	2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720
Treasury shares
Balance at beginning of period	(156,996,084)		(119,761,811)		(48,217,358)		(119,761,811)		(5,427,691)
Sale of treasury shares	170,488,741		239,476,586		153,739,570		409,965,327		392,245,695
Repurchase of treasury shares	(172,555,047)		(280,063,390)		(190,464,698)		(452,618,437)		(473,434,435)
Share-based compensation	44,650,431		3,352,531		36,705,356		48,002,962		38,379,301
Balance at end of period	(114,411,959)		(156,996,084)		(48,237,130)		(114,411,959)		(48,237,130)
Common shares outstanding
Balance at end of period	2,441,599,761	[1]	2,399,015,636	[1]	2,507,774,590	[1]	2,441,599,761	[1]	2,507,774,590	[1]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,193,477 of these shares were reserved for capital instruments.

23 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
■ are offset in the Group’s consolidated balance sheets; or
■ are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral over-the-counter (OTC) derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements or terms exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 26 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.
The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
	2Q20		4Q19
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	6.6	5.4	3.8	3.0
OTC	80.0	78.2	63.7	61.9
Exchange-traded	0.5	0.5	0.3	0.2
Interest rate products	87.1	84.1	67.8	65.1
OTC-cleared	0.2	0.3	0.1	0.2
OTC	24.0	26.9	21.0	25.4
Exchange-traded	0.0	0.0	0.0	0.0
Foreign exchange products	24.2	27.2	21.1	25.6
OTC	11.0	11.9	10.1	10.4
Exchange-traded	9.0	9.7	5.3	5.0
Equity/index-related products	20.0	21.6	15.4	15.4
OTC-cleared	0.7	0.6	2.8	3.0
OTC	5.0	5.8	3.1	4.0
Credit derivatives	5.7	6.4	5.9	7.0
OTC	1.9	1.0	1.2	0.5
Exchange-traded	0.1	0.1	0.0	0.0
Other products [1]	2.0	1.1	1.2	0.5
OTC-cleared	7.5	6.3	6.7	6.2
OTC	121.9	123.8	99.1	102.2
Exchange-traded	9.6	10.3	5.6	5.2
Total gross derivatives subject to enforceable master netting agreements	139.0	140.4	111.4	113.6
Offsetting (CHF billion)
OTC-cleared	(6.7)	(5.8)	(6.0)	(5.3)
OTC	(106.5)	(114.9)	(87.0)	(93.6)
Exchange-traded	(9.0)	(9.0)	(4.9)	(4.9)
Offsetting	(122.2)	(129.7)	(97.9)	(103.8)
of which counterparty netting	(103.7)	(103.7)	(83.2)	(83.2)
of which cash collateral netting	(18.5)	(26.0)	(14.7)	(20.6)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.8	0.5	0.7	0.9
OTC	15.4	8.9	12.1	8.6
Exchange-traded	0.6	1.3	0.7	0.3
Total net derivatives subject to enforceable master netting agreements	16.8	10.7	13.5	9.8
Total derivatives not subject to enforceable master netting agreements [2]	9.2	4.7	4.4	3.7
Total net derivatives presented in the consolidated balance sheets	26.0	15.4	17.9	13.5
of which recorded in trading assets and trading liabilities	25.8	15.4	17.7	13.5
of which recorded in other assets and other liabilities	0.2	0.0	0.2	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Global master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the global master repurchase agreement on the same date shall be set off.
Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of the end of 2Q20 and 4Q19. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	2Q20				4Q19
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	79.4	(11.9)	67.5		80.6	(10.9)	69.7
Securities borrowing transactions	14.9	(0.2)	14.7		12.3	(0.5)	11.8
Total subject to enforceable master netting agreements	94.3	(12.1)	82.2		92.9	(11.4)	81.5
Total not subject to enforceable master netting agreements [1]	22.7	–	22.7		25.5	–	25.5
Total	117.0	(12.1)	104.9	[2]	118.4	(11.4)	107.0	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 78,448 million and CHF 85,556 million of the total net amount as of the end of 2Q20 and 4Q19, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	2Q20				4Q19
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	33.3	(12.1)	21.2		28.0	(11.4)	16.6
Securities lending transactions	4.9	0.0	4.9		5.5	0.0	5.5
Obligation to return securities received as collateral, at fair value	41.4	0.0	41.4		39.0	0.0	39.0
Total subject to enforceable master netting agreements	79.6	(12.1)	67.5		72.5	(11.4)	61.1
Total not subject to enforceable master netting agreements [1]	5.6	–	5.6		2.0	–	2.0
Total	85.2	(12.1)	73.1		74.5	(11.4)	63.1
of which securities sold under repurchase agreements and securities lending transactions	42.7	(12.1)	30.6	[2]	34.3	(11.4)	22.9	[2]
of which obligation to return securities received as collateral, at fair value	42.5	0.0	42.5		40.2	0.0	40.2
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 17,379 million and CHF 10,715 million of the total net amount as of the end of 2Q20 and 4Q19, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
	2Q20						4Q19
end of	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	16.8	5.6		0.1		11.1	13.5	4.4		0.0		9.1
Securities purchased under resale agreements	67.5	67.5		0.0		0.0	69.7	69.7		0.0		0.0
Securities borrowing transactions	14.7	14.3		0.0		0.4	11.8	11.2		0.0		0.6
Total financial assets subject to enforceable master netting agreements	99.0	87.4		0.1		11.5	95.0	85.3		0.0		9.7
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	10.7	2.1		0.0		8.6	9.8	1.7		0.0		8.1
Securities sold under repurchase agreements	21.2	21.2		0.0		0.0	16.6	16.6		0.0		0.0
Securities lending transactions	4.9	4.4		0.0		0.5	5.5	4.5		0.0		1.0
Obligation to return securities received as collateral, at fair value	41.4	35.3		0.0		6.1	39.0	33.0		0.0		6.0
Total financial liabilities subject to enforceable master netting agreements	78.2	63.0		0.0		15.2	70.9	55.8		0.0		15.1
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of CDS and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

24 Tax
The 2Q20 income tax charge of CHF  391 million includes the impact of the continuous reassessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur. Further details are outlined in the tax expense reconciliation below.
Net deferred tax assets related to NOLs, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on NOLs and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2020, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF  16.5 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, Germany, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF  39 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2014; the UK – 2012; Switzerland – 2013; the US – 2010; and the Netherlands – 2010.
Effective tax rate
in	2Q20	1Q20	2Q19	6M20	6M19
Effective tax rate (%)	25.2	(9.2)	28.0	10.2	28.7
Tax expense reconciliation
in	2Q20
CHF million
Income tax expense computed at the Swiss statutory tax rate of 20%	310
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	7
Other non-deductible expenses	45
Changes in deferred tax valuation allowance	(22)
Lower taxed income	(46)
(Windfall tax benefits)/shortfall tax charges on share-based compensation	66
Other	31
Income tax expense/(benefit)	391
Foreign tax rate differential
2Q20 included a foreign tax charge of CHF  7 million, mainly driven by profits made in higher tax jurisdictions, such as the US, partially offset by profits made in lower tax jurisdictions, such as Singapore.
Other non-deductible expenses
2Q20 included the impact of CHF  45 million relating to non-deductible interest expenses and non-deductible bank levy costs.
Changes in deferred tax valuation allowance
2Q20 included the impact of the estimated current year earnings, resulting in a decrease in valuation allowances of CHF  22 million, mainly in respect of three of the Group’s operating entities in the UK.
Lower taxed income
2Q20 primarily included a tax benefit of CHF  14 million related to the Pfandbriefbank equity investment revaluation gain in Switzerland, an impact of CHF  13 million of non-taxable dividend income and an impact of CHF  12 million related to non-taxable life insurance income. The remaining balance included various smaller items.
Other
2Q20 included an income tax expense of CHF  31 million, which mainly reflected the tax impact of CHF  24 million relating to withholding taxes, CHF  21 million from non-deductible fines and penalties and CHF  18 million relating to transitional adjustments arising on the first adoption of IFRS 9 for own credit movements. This was partially offset by a tax benefit of CHF  25 million relating to the beneficial earnings mix of one of the Group’s operating entities in Switzerland and prior years adjustments of CHF  5 million. The remaining balance included various smaller items.

Net deferred tax assets
end of	2Q20	1Q20
Net deferred tax assets (CHF million)
Deferred tax assets	4,020	4,157
of which net operating losses	1,445	1,505
of which deductible temporary differences	2,575	2,652
Deferred tax liabilities	(646)	(977)
Net deferred tax assets	3,374	3,180
25 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards (CCA), deferred cash awards and retention awards.
> Refer to “Note 29 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 2Q20 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures, but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	2Q20	1Q20	2Q19		6M20	6M19
Deferred compensation expense (CHF million)
Share awards	144	155	148	[1]	299	298	[1]
Performance share awards	120	113	122		233	230
Contingent Capital Awards	100	(14)	83		86	160
Deferred cash awards	138	10	96	[1]	148	186	[1]
Retention awards	10	9	3	[1]	19	8	[1]
Total deferred compensation expense	512	273	452		785	882
1 Prior period has been reclassified to conform to the current presentation.
Estimated unrecognized deferred compensation
end of	2Q20
Estimated unrecognized compensation expense (CHF million)
Share awards	756
Performance share awards	443
Contingent Capital Awards	289
Deferred cash awards	398
Retention Awards	45
Total	1,931

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2
2Q20 activity
In 2Q20, the Group granted deferred cash and stock retention awards of CHF 6 million. These awards are expensed over the applicable vesting period from the grant date. Amortization of retention awards granted in 2Q20 and prior periods totaled CHF  10 million in 2Q20.

Share-based award activity
	2Q20		6M20
Number of awards (in millions)	Share awards	Performance share awards	Share awards	Performance share awards
Share-based award activities
Balance at beginning of period	166.3	122.1	110.5	72.4
Granted	6.7	0.0	68.2	50.9
Settled	(40.4)	(25.6)	(45.2)	(26.8)
Forfeited	(1.0)	(0.5)	(1.9)	(0.5)
Balance at end of period	131.6	96.0	131.6	96.0
of which vested	10.4	8.7	10.4	8.7
of which unvested	121.2	87.3	121.2	87.3
26 Pension and other post-retirement benefits
The Group sponsors defined contribution pension plans, defined benefit pension plans and other post-retirement defined benefit plans. The Group contributed and recognized expenses of CHF  58 million, CHF  96 million, CHF  44 million, CHF  154 million and CHF  85 million, related to its defined contribution pension plans in 2Q20, 1Q20, 2Q19, 6M20 and 6M19, respectively. This includes contributions of CHF  20 million and CHF  53 million in 2Q20 and 1Q20, respectively, to the new Swiss defined contribution plan, which took effect January 1, 2020.
> Refer to “Note 31 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information.
The Group expects to contribute CHF  323 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2020. As of the end of 2Q20, CHF  167 million of contributions have been made.
Components of net periodic benefit costs
in	2Q20	1Q20	2Q19	6M20	6M19
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	55	54	68	109	135
Interest costs on benefit obligation	23	24	34	47	80
Expected return on plan assets	(109)	(110)	(126)	(219)	(251)
Amortization of recognized prior service cost/(credit)	(41)	(42)	(41)	(83)	(71)
Amortization of recognized actuarial losses	87	87	80	174	156
Settlement losses/(gains)	2	3	0	5	0
Special termination benefits	0	3	2	3	10
Net periodic benefit costs	17	19	17	36	59
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses.

27 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 30 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2Q20	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	7,009.8	2.9	2.7	0.0	0.0	0.0
Swaps	9,378.4	60.1	58.0	135.0	1.0	0.1
Options bought and sold (OTC)	1,267.9	23.9	23.8	0.0	0.0	0.0
Futures	299.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	165.1	0.5	0.5	0.0	0.0	0.0
Interest rate products	18,120.6	87.4	85.0	135.0	1.0	0.1
Forwards	1,064.6	8.3	9.0	13.9	0.1	0.0
Swaps	362.1	13.3	14.9	0.0	0.0	0.0
Options bought and sold (OTC)	314.2	3.5	4.0	0.0	0.0	0.0
Futures	8.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.5	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,750.2	25.1	27.9	13.9	0.1	0.0
Forwards	1.1	0.0	0.1	0.0	0.0	0.0
Swaps	154.7	8.4	5.9	0.0	0.0	0.0
Options bought and sold (OTC)	231.8	8.8	8.0	0.0	0.0	0.0
Futures	32.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	498.0	9.3	10.0	0.0	0.0	0.0
Equity/index-related products	917.9	26.5	24.0	0.0	0.0	0.0
Credit derivatives [2]	570.9	6.1	6.7	0.0	0.0	0.0
Forwards	16.6	0.4	0.4	0.0	0.0	0.0
Swaps	9.8	1.1	0.5	0.0	0.0	0.0
Options bought and sold (OTC)	21.2	0.4	0.4	0.0	0.0	0.0
Futures	16.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.5	0.1	0.1	0.0	0.0	0.0
Other products [3]	68.0	2.0	1.4	0.0	0.0	0.0
Total derivative instruments	21,427.6	147.1	145.0	148.9	1.1	0.1
The notional amount, PRV and NRV (trading and hedging) was CHF 21,576.5 billion, CHF 148.2 billion and CHF 145.1 billion, respectively, as of June 30, 2020.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q19	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	6,226.5	0.9	0.9	0.0	0.0	0.0
Swaps	9,183.5	50.8	48.4	113.2	0.5	0.1
Options bought and sold (OTC)	1,355.4	16.3	16.4	0.0	0.0	0.0
Futures	264.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	103.4	0.3	0.2	0.0	0.0	0.0
Interest rate products	17,133.0	68.3	65.9	113.2	0.5	0.1
Forwards	1,073.5	8.0	9.1	14.1	0.1	0.1
Swaps	389.5	10.9	13.7	0.0	0.0	0.0
Options bought and sold (OTC)	270.8	3.0	3.5	0.0	0.0	0.0
Futures	9.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.1	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,743.0	21.9	26.3	14.1	0.1	0.1
Forwards	1.0	0.0	0.0	0.0	0.0	0.0
Swaps	175.2	4.3	4.6	0.0	0.0	0.0
Options bought and sold (OTC)	213.6	7.7	7.3	0.0	0.0	0.0
Futures	41.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	427.2	5.4	5.1	0.0	0.0	0.0
Equity/index-related products	858.2	17.4	17.0	0.0	0.0	0.0
Credit derivatives [2]	538.1	6.2	7.2	0.0	0.0	0.0
Forwards	13.2	0.2	0.1	0.0	0.0	0.0
Swaps	11.6	1.0	0.5	0.0	0.0	0.0
Options bought and sold (OTC)	15.5	0.2	0.1	0.0	0.0	0.0
Futures	14.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.7	0.0	0.0	0.0	0.0	0.0
Other products [3]	56.8	1.4	0.7	0.0	0.0	0.0
Total derivative instruments	20,329.1	115.2	117.1	127.3	0.6	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 20,456.4 billion, CHF 115.8 billion and CHF 117.3 billion, respectively, as of December 31, 2019.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 23 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Gains or (losses) on fair value hedges
in	2Q20	1Q20	2Q19	6M20	6M19
Interest rate products (CHF million)
Hedged items [1]	(205)	(2,169)	(991)	(2,374)	(1,698)
Derivatives designated as hedging instruments [1]	212	2,014	937	2,226	1,580
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.

Hedged items in fair value hedges
	2Q20					4Q19
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets and liabilities (CHF billion)
Net loans	18.3	0.2		0.6		15.2	0.1		0.7
Long-term debt	78.8	2.7		1.1		65.8	1.2		0.3
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	2Q20	1Q20	2Q19	6M20	6M19
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	21	267	71	288	120
Gains/(losses) reclassified from AOCI into interest and dividend income	0	(42)	1	(42)	2
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(5)	(79)	(10)	(84)	(7)
Trading revenues	0	(30)	5	(30)	4
Other revenues	0	0	(2)	0	(4)
Total other operating expenses	(5)	(6)	(5)	(11)	(6)
Gains/(losses) reclassified from AOCI into income	(5)	(36)	(2)	(41)	(6)
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues [1]	0	1	(4)	1	(7)
1 Related to the forward points of a foreign currency forward.
As of the end of 2Q20, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF  117 million.
Net investment hedges
in	2Q20	1Q20	2Q19	6M20	6M19
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	(38)	519	9	481	(121)
Gains/(losses) reclassified from the cumulative translation adjustments section of AOCI into other revenues	9	0	0	9	0
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty. Such derivative contracts are reflected at close-out costs.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
	2Q20				4Q19
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	3.4	0.0	0.5	3.9	3.1	0.0	0.3	3.4
Collateral posted	3.0	0.1	–	3.1	2.7	0.1	–	2.8
Impact of a one-notch downgrade event	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.1
Impact of a two-notch downgrade event	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.2
Impact of a three-notch downgrade event	0.6	0.1	0.2	0.9	0.7	0.1	0.1	0.9
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF  15.8 billion and CHF  16.7 billion as of the end of 2Q20 and 4Q19 were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	2Q20							4Q19
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(56.0)	49.6		(6.4)	14.2		0.2	(52.6)	47.9		(4.7)	11.5		0.5
Non-investment grade	(31.0)	28.5		(2.5)	14.1		(0.4)	(32.1)	29.5		(2.6)	16.1		0.9
Total single-name instruments	(87.0)	78.1		(8.9)	28.3		(0.2)	(84.7)	77.4		(7.3)	27.6		1.4
of which sovereign	(14.5)	13.3		(1.2)	5.5		(0.1)	(17.2)	15.4		(1.8)	4.1		0.0
of which non-sovereign	(72.5)	64.8		(7.7)	22.8		(0.1)	(67.5)	62.0		(5.5)	23.5		1.4
Multi-name instruments (CHF billion)
Investment grade [2]	(114.4)	111.2		(3.2)	37.4		(1.2)	(109.5)	108.9		(0.6)	44.0		0.7
Non-investment grade	(44.3)	39.7		(4.6)	14.7	[3]	(0.3)	(27.7)	24.5		(3.2)	17.1	[3]	1.0
Total multi-name instruments	(158.7)	150.9		(7.8)	52.1		(1.5)	(137.2)	133.4		(3.8)	61.1		1.7
of which non-sovereign	(158.7)	150.9		(7.8)	52.1		(1.5)	(137.2)	133.4		(3.8)	61.1		1.7
Total instruments (CHF billion)
Investment grade [2]	(170.4)	160.8		(9.6)	51.6		(1.0)	(162.1)	156.8		(5.3)	55.5		1.2
Non-investment grade	(75.3)	68.2		(7.1)	28.8		(0.7)	(59.8)	54.0		(5.8)	33.2		1.9
Total instruments	(245.7)	229.0		(16.7)	80.4		(1.7)	(221.9)	210.8		(11.1)	88.7		3.1
of which sovereign	(14.5)	13.3		(1.2)	5.5		(0.1)	(17.2)	15.4		(1.8)	4.1		0.0
of which non-sovereign	(231.2)	215.7		(15.5)	74.9		(1.6)	(204.7)	195.4		(9.3)	84.6		3.1
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2Q20	4Q19
Credit derivatives (CHF billion)
Credit protection sold	245.7	221.9
Credit protection purchased	229.0	210.8
Other protection purchased	80.4	88.7
Other instruments [1]	15.8	16.7
Total credit derivatives	570.9	538.1
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2Q20 (CHF billion)
Single-name instruments	18.7	63.2	5.1	87.0
Multi-name instruments	39.3	105.7	13.7	158.7
Total instruments	58.0	168.9	18.8	245.7
4Q19 (CHF billion)
Single-name instruments	19.2	60.6	4.9	84.7
Multi-name instruments	41.9	79.8	15.5	137.2
Total instruments	61.1	140.4	20.4	221.9

28 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees.
> Refer to “Guarantees” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2019 for a detailed description of guarantees.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2Q20 (CHF million)
Credit guarantees and similar instruments	1,974	1,206	3,180	3,116		51	1,573
Performance guarantees and similar instruments	4,625	2,324	6,949	5,962		72	2,551
Securities lending indemnifications	1,449	0	1,449	1,449		0	1,449
Derivatives [2]	8,848	4,981	13,829	13,829		561	–	[3]
Other guarantees	4,918	1,394	6,312	6,276		94	3,720
Total guarantees	21,814	9,905	31,719	30,632		778	9,293
4Q19 (CHF million)
Credit guarantees and similar instruments	2,206	908	3,114	3,061		10	1,655
Performance guarantees and similar instruments	4,942	3,915	8,857	7,833		31	2,793
Derivatives [2]	13,194	4,050	17,244	17,244		295	–	[3]
Other guarantees	4,257	2,246	6,503	6,457		64	4,003
Total guarantees	24,599	11,119	35,718	34,595		400	8,451
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF  6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2019 to June 30, 2020 was CHF  0.5 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2020 to June 30, 2021, the Group’s share in the deposit insurance guarantee program based on FINMA’s estimate will be CHF  0.5 billion.
Representations and warranties on residential mortgage loans sold
In connection with the Global Markets division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; LTV ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 32 – Litigation” for further information.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2019 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2019 for a description of these commitments.
Other commitments
	2Q20						4Q19
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	3,285	53	3,338	3,248		2,073	4,434	163	4,597	4,518		3,077
Irrevocable loan commitments [2]	19,662	89,255	108,917	104,992		48,456	27,145	97,982	125,127	120,436		60,118
Forward reverse repurchase agreements	127	0	127	127		127	41	0	41	41		41
Other commitments	299	182	481	481		49	630	300	930	930		127
Total other commitments	23,373	89,490	112,863	108,848		50,705	32,250	98,445	130,695	125,925		63,363
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 125,564 million and CHF 128,294 million of unused credit limits as of the end of 2Q20 and 4Q19 respectively, which were revocable at the Group's sole discretion upon notice to the client.

29 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial papers (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), RMBS and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs. Third-party guarantees may further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to re-securitize an existing security to give the investor an investment with different risk ratings or characteristics.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures, investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M20 and 6M19 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	6M20	6M19
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	30	(1)
Proceeds from transfer of assets	4,862	3,632
Cash received on interests that continue to be held	21	19
RMBS
Net gain/(loss) [1]	22	(4)
Proceeds from transfer of assets	11,373	8,045
Purchases of previously transferred financial assets or its underlying collateral	0	(1)
Servicing fees	1	1
Cash received on interests that continue to be held	457	116
Other asset-backed financings
Net gain [1]	61	48
Proceeds from transfer of assets	4,766	4,801
Purchases of previously transferred financial assets or its underlying collateral	(638)	(389)
Fees [2]	72	74
Cash received on interests that continue to be held	11	3
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2019 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2Q20 and 4Q19, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2Q20	4Q19
CHF million
CMBS
Principal amount outstanding	20,184	21,079
Total assets of SPE	26,731	28,748
RMBS
Principal amount outstanding	55,801	54,001
Total assets of SPE	57,228	55,595
Other asset-backed financings
Principal amount outstanding	25,905	27,982
Total assets of SPE	50,594	54,974
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 30 – Financial instruments” for further information on the fair value hierarchy.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	6M20							6M19
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			172				1,646			281				885
of which level 2			158				1,465			264				826
of which level 3			14				181			17				59
Weighted-average life, in years			8.1				3.6			4.1				4.7
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	1.0	–	38.2			–	[2]	2.0	–	37.3
Cash flow discount rate (rate per annum), in % [3]	1.4	–	9.2		0.7	–	24.7	2.5	–	8.3		2.3	–	11.6
Expected credit losses (rate per annum), in % [4]	4.0	–	8.6		3.3	–	22.9	1.3	–	5.8		1.7	–	3.4
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate is based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2Q20 and 4Q19.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2Q20											4Q19
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			330				2,494			662				399				2,282			751
of which non-investment grade			40				860			19				46				711			15
Weighted-average life, in years			6.5				3.6			2.2				6.4				5.7			1.6
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	46.4			–				–		3.0	–	35.7			–
Impact on fair value from 10% adverse change			–				(52.7)			–				–				(38.1)			–
Impact on fair value from 20% adverse change			–				(99.9)			–				–				(72.6)			–
Cash flow discount rate (rate per annum), in % [4]	1.3	–	22.4		0.6	–	42.0	1.1	–	25.4		2.2	–	15.2		1.5	–	36.2	0.7	–	13.1
Impact on fair value from 10% adverse change			(4.7)				(32.5)			(3.2)				(6.8)				(38.3)			(2.1)
Impact on fair value from 20% adverse change			(9.3)				(62.3)			(6.3)				(13.4)				(74.7)			(4.2)
Expected credit losses (rate per annum), in % [5]	1.4	–	10.9		0.2	–	29.7	1.1	–	25.4		0.5	–	8.5		1.1	–	34.5	0.7	–	12.8
Impact on fair value from 10% adverse change			(4.1)				(30.2)			(3.2)				(4.1)				(24.1)			(2.0)
Impact on fair value from 20% adverse change			(8.0)				(58.0)			(6.3)				(8.1)				(47.3)			(4.0)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate is based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2Q20 and 4Q19.
> Refer to “Note 31 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2Q20	4Q19
CHF million
Other asset-backed financings
Trading assets	562	279
Other assets	184	0
Liability to SPE, included in other liabilities	(746)	(279)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group’s default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 2Q20 and 4Q19.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2Q20	4Q19
CHF billion
Government debt securities	20.9	16.4
Corporate debt securities	8.1	8.6
Asset-backed securities	5.5	2.5
Equity securities	0.8	0.7
Other	1.2	0.2
Securities sold under repurchase agreements	36.5	28.4
Government debt securities	0.9	0.1
Corporate debt securities	0.1	0.1
Equity securities	5.2	5.4
Other	0.1	0.1
Securities lending transactions	6.3	5.7
Government debt securities	5.4	5.3
Corporate debt securities	4.1	1.8
Asset-backed securities	0.1	0.1
Equity securities	32.9	33.0
Obligation to return securities received as collateral, at fair value	42.5	40.2
Total	85.3	74.3
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
2Q20 (CHF billion)
Securities sold under repurchase agreements	5.6		20.1		4.3	6.5	36.5
Securities lending transactions	5.5		0.5		0.2	0.1	6.3
Obligation to return securities received as collateral, at fair value	41.9		0.3		0.2	0.1	42.5
Total	53.0		20.9		4.7	6.7	85.3
4Q19 (CHF billion)
Securities sold under repurchase agreements	5.2		15.1		5.9	2.2	28.4
Securities lending transactions	5.7		0.0		0.0	0.0	5.7
Obligation to return securities received as collateral, at fair value	40.0		0.1		0.1	0.0	40.2
Total	50.9		15.2		6.0	2.2	74.3
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 23 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2019 for a detailed description of VIEs, CDO/CLOs, CP conduit or financial intermediation.
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets and, in the case of CLOs, loans. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings on its CP. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. In addition to CP, Alpine may also issue term notes with maturities up to 30 months. The Group (including Alpine) can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 161 days as of the end of 2Q20. Alpine’s CP was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in reverse repurchase agreements with a Group entity, consumer loans, solar loans and leases, aircraft loans and leases and car loans and leases.
The Group’s financial commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including but not limited to, a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group enters into liquidity facilities with CP conduits administrated and sponsored by third parties. These third-party CP conduits are considered to be VIEs for accounting purposes. The Group is not the primary beneficiary and does not consolidate these third-party CP conduits. The Group’s financial commitment to these third-party CP conduits consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the third-party CP conduits or to purchase assets from these CP conduits in certain circumstances, including but not limited to, a lack of liquidity in the CP market such that the CP conduits cannot refinance their obligations or a default of an underlying asset. The asset-specific credit enhancements, if any, provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. In some situations, the Group can enter into liquidity facilities with these third-party CP conduits through Alpine. As of the end of 2Q20 and 4Q19, the Group’s outstanding facilities provided to these third-party conduits through Alpine are not included in the tabular disclosure of non-consolidated VIEs and represent a maximum exposure to loss of CHF  6,157 million and CHF  6,159 million, respectively, and total assets of these non-consolidated VIEs of CHF  13,103 million and CHF  13,488 million, respectively.
The Group’s economic risks associated with the Alpine CP conduit and the third-party CP conduits are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 2Q20 and 4Q19.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2Q20 (CHF million)
Cash and due from banks	0	4	35	10	37	10	96
Trading assets	0	0	1,397	48	962	16	2,423
Other investments	0	0	0	163	1,066	242	1,471
Net loans	0	505	54	45	33	206	843
Other assets	0	21	1,011	4	117	863	2,016
of which loans held-for-sale	0	0	429	0	0	0	429
of which premises and equipment	0	0	0	0	32	11	43
Total assets of consolidated VIEs	0	530	2,497	270	2,215	1,337	6,849
Trading liabilities	0	0	0	0	11	0	11
Short-term borrowings	0	4,515	0	0	0	0	4,515
Long-term debt	0	0	1,759	0	11	33	1,803
Other liabilities	0	57	2	4	86	102	251
Total liabilities of consolidated VIEs	0	4,572	1,761	4	108	135	6,580
4Q19 (CHF million)
Cash and due from banks	6	1	71	11	39	10	138
Trading assets	75	0	1,554	82	1,063	14	2,788
Other investments	0	0	0	113	1,052	247	1,412
Net loans	0	325	53	1	29	241	649
Other assets	1	21	638	4	87	943	1,694
of which loans held-for-sale	0	0	93	0	0	0	93
of which premises and equipment	0	0	0	0	36	8	44
Total assets of consolidated VIEs	82	347	2,316	211	2,270	1,455	6,681
Trading liabilities	0	0	0	0	8	0	8
Short-term borrowings	0	4,885	0	0	0	0	4,885
Long-term debt	7	0	1,614	1	13	36	1,671
Other liabilities	0	54	1	4	92	146	297
Total liabilities of consolidated VIEs	7	4,939	1,615	5	113	182	6,861

Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and/or guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2019 for further information on non-consolidated VIEs.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
2Q20 (CHF million)
Trading assets	198	5,176	934	81	7,513	13,902
Net loans	485	797	2,029	7,712	1,031	12,054
Other assets	14	79	124	0	543	760
Total variable interest assets	697	6,052	3,087	7,793	9,087	26,716
Maximum exposure to loss	764	7,636	3,087	11,675	9,559	32,721
Total assets of non-consolidated VIEs	7,498	165,338	120,087	28,657	45,925	367,505
4Q19 (CHF million)
Trading assets	230	4,897	962	109	4,311	10,509
Net loans	456	904	1,945	7,930	709	11,944
Other assets	3	26	518	0	380	927
Total variable interest assets	689	5,827	3,425	8,039	5,400	23,380
Maximum exposure to loss	785	7,664	3,430	12,239	5,937	30,055
Total assets of non-consolidated VIEs	8,057	141,608	128,984	25,590	35,998	340,237
30 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes);
■ Fair value option; and
■ Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.
Qualitative disclosures of valuation techniques
Information on the valuation techniques and significant unobservable inputs of the various financial instruments and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on the Group’s valuation techniques.

Assets and liabilities measured at fair value on a recurring basis
end of 2Q20	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	368	0	–		–		368
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	78,448	0	–		–		78,448
Securities received as collateral	36,103	6,206	170	–		–		42,479
Trading assets	78,170	190,495	8,797	(121,242)		510		156,730
of which debt securities	16,139	51,625	3,198	–		–		70,962
of which foreign governments	15,775	11,180	163	–		–		27,118
of which corporates	41	9,431	1,642	–		–		11,114
of which RMBS	0	28,377	1,102	–		–		29,479
of which equity securities	52,379	2,201	142	–		510		55,232
of which derivatives	7,353	135,622	4,101	(121,242)		–		25,834
of which interest rate products	2,940	83,790	639	–		–		–
of which foreign exchange products	180	24,676	138	–		–		–
of which equity/index-related products	4,220	21,252	1,067	–		–		–
of which credit derivatives	0	4,928	1,172	–		–		–
of which other derivatives	5	142	1,085	–		–		–
of which other trading assets	2,299	1,047	1,356	–		–		4,702
Investment securities	2	487	0	–		–		489
Other investments	16	7	2,839	–		871		3,733
of which other equity investments	16	6	1,765	–		514		2,301
of which life finance instruments	0	1	1,066	–		–		1,067
Loans	0	9,718	3,513	–		–		13,231
of which commercial and industrial loans	0	3,624	1,473	–		–		5,097
of which financial institutions	0	3,803	1,100	–		–		4,903
of which government and public institutions	0	1,980	447	–		–		2,427
Other intangible assets (mortgage servicing rights)	0	0	209	–		–		209
Other assets	127	7,575	2,581	(962)		–		9,321
of which loans held-for-sale	0	4,421	2,304	–		–		6,725
Total assets at fair value	114,418	293,304	18,109	(122,204)		1,381		305,008
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2Q20	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	484	0	–		–		484
Customer deposits	0	3,170	433	–		–		3,603
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	17,379	0	–		–		17,379
Obligation to return securities received as collateral	36,103	6,206	170	–		–		42,479
Trading liabilities	31,233	138,714	3,727	(129,640)		6		44,040
of which debt securities	2,906	4,700	0	–		–		7,606
of which foreign governments	3,395	415	0	–		–		3,810
of which equity securities	20,717	207	70	–		6		21,000
of which derivatives	7,610	133,807	3,657	(129,640)		–		15,434
of which interest rate products	2,886	81,916	211	–		–		–
of which foreign exchange products	175	27,592	92	–		–		–
of which equity/index-related products	4,531	18,117	1,401	–		–		–
of which credit derivatives	0	5,191	1,558	–		–		–
Short-term borrowings	0	11,599	480	–		–		12,079
Long-term debt	0	60,307	8,491	–		–		68,798
of which structured notes over one year and up to two years	0	11,783	756	–		–		12,539
of which structured notes over two years	0	28,148	6,546	–		–		34,694
of which high-trigger instruments	0	7,914	0	–		–		7,914
of which non-recourse liabilities	0	1,148	655	–		–		1,803
Other liabilities	3	6,301	1,201	(121)		–		7,384
Total liabilities at fair value	67,339	244,160	14,502	(129,761)		6		196,246
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q19	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	356	0	–		–		356
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	85,556	0	–		–		85,556
Securities received as collateral	36,438	3,780	1	–		–		40,219
Trading assets	85,559	157,151	7,885	(97,606)		808		153,797
of which debt securities	19,430	45,641	1,923	–		–		66,994
of which foreign governments	19,281	7,484	198	–		–		26,963
of which corporates	16	10,905	1,128	–		–		12,049
of which RMBS	0	23,199	317	–		–		23,516
of which equity securities	60,675	2,862	197	–		808		64,542
of which derivatives	3,539	108,264	3,534	(97,606)		–		17,731
of which interest rate products	1,091	66,764	554	–		–		–
of which foreign exchange products	23	21,754	152	–		–		–
of which equity/index-related products	2,417	13,918	1,040	–		–		–
of which credit derivatives	0	5,336	879	–		–		–
of which other derivatives	5	66	909	–		–		–
of which other trading assets	1,915	384	2,231	–		–		4,530
Investment securities	2	1,004	0	–		–		1,006
Other investments	24	5	2,523	–		998		3,550
of which other equity investments	24	5	1,463	–		589		2,081
of which life finance instruments	0	0	1,052	–		–		1,052
Loans	0	8,945	3,717	–		–		12,662
of which commercial and industrial loans	0	2,491	1,283	–		–		3,774
of which financial institutions	0	3,730	1,201	–		–		4,931
of which government and public institutions	0	2,200	831			–		3,031
Other intangible assets (mortgage servicing rights)	0	0	244	–		–		244
Other assets	101	8,902	1,846	(447)		–		10,402
of which loans held-for-sale	0	6,594	1,619	–		–		8,213
Total assets at fair value	122,124	265,699	16,216	(98,053)		1,806		307,792
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q19	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	322	0	–		–		322
Customer deposits	0	2,865	474	–		–		3,339
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	10,715	0	–		–		10,715
Obligation to return securities received as collateral	36,438	3,780	1	–		–		40,219
Trading liabilities	23,010	115,062	3,854	(103,742)		2		38,186
of which debt securities	3,636	5,286	0	–		–		8,922
of which foreign governments	3,544	345	0	–		–		3,889
of which equity securities	15,628	109	53	–		2		15,792
of which derivatives	3,746	109,667	3,801	(103,742)		–		13,472
of which interest rate products	1,101	64,643	167	–		–		–
of which foreign exchange products	31	26,156	98	–		–		–
of which equity/index-related products	2,603	12,518	1,921	–		–		–
of which credit derivatives	0	5,963	1,211	–		–		–
Short-term borrowings	0	10,336	997	–		–		11,333
Long-term debt	0	57,721	12,610	–		–		70,331
of which structured notes over one year and up to two years	0	9,291	891	–		–		10,182
of which structured notes over two years	0	27,626	11,458	–		–		39,084
of which high-trigger instruments	0	7,589	5					7,594
of which other subordinated bonds	0	5,502	0	–		–		5,502
Other liabilities	0	6,654	1,385	(148)		–		7,891
Total liabilities at fair value	59,448	207,455	19,321	(103,890)		2		182,336
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
6M20	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	1	0	0	173	(1)	0	0	0	0	0	0	0	0	(3)	170	0
Trading assets	7,885	2,489	(1,502)	4,272	(4,657)	1,290	(1,625)	169	796	(1)	0	0	0	(319)	8,797	1,076
of which debt securities	1,923	1,654	(708)	2,527	(2,000)	0	0	59	(122)	0	0	0	0	(135)	3,198	(19)
of which foreign governments	198	32	(2)	33	(49)	0	0	1	(5)	0	0	0	0	(45)	163	(5)
of which corporates	1,128	559	(564)	1,718	(1,230)	0	0	67	42	0	0	0	0	(78)	1,642	96
of which RMBS	317	902	(70)	557	(525)	0	0	(4)	(70)	0	0	0	0	(5)	1,102	(55)
of which equity securities	197	16	(21)	38	(18)	0	0	0	(67)	0	0	0	0	(3)	142	85
of which derivatives	3,534	719	(629)	0	0	1,290	(1,606)	111	834	(1)	0	0	0	(151)	4,101	999
of which interest rate products	554	99	(69)	0	0	81	(49)	(22)	71	(1)	0	0	0	(25)	639	108
of which foreign exchange derivatives	152	21	(15)	0	0	9	(24)	(2)	0	0	0	0	0	(3)	138	(5)
of which equity/index-related products	1,040	220	(240)	0	0	345	(597)	35	345	0	0	0	0	(81)	1,067	361
of which credit derivatives	879	379	(305)	0	0	700	(771)	100	211	0	0	0	0	(21)	1,172	325
of which other derivatives	909	0	0	0	0	155	(165)	0	207	0	0	0	0	(21)	1,085	210
of which other trading assets	2,231	100	(144)	1,707	(2,639)	0	(19)	(1)	151	0	0	0	0	(30)	1,356	11
Other investments	2,523	2	0	371	(107)	0	0	0	95	0	(19)	0	0	(26)	2,839	38
of which other equity investments	1,463	1	0	354	(19)	0	0	0	(11)	0	(18)	0	0	(5)	1,765	(35)
of which life finance instruments	1,052	0	0	17	(88)	0	0	0	106	0	0	0	0	(21)	1,066	74
Loans [2]	3,835	641	(375)	90	(479)	742	(569)	38	(336)	0	0	0	0	(74)	3,513	(296)
of which commercial and industrial loans [2]	1,401	390	(137)	45	(282)	447	(173)	3	(194)	0	0	0	0	(27)	1,473	(205)
of which financial institutions	1,201	44	(94)	0	(32)	275	(211)	13	(70)	0	0	0	0	(26)	1,100	(77)
of which government and public institutions	831	15	(144)	0	(163)	3	(56)	22	(47)	0	0	0	0	(14)	447	(8)
Other intangible assets (mortgage servicing rights)	244	0	0	0	0	0	0	0	0	0	(31)	0	0	(4)	209	(31)
Other assets	1,846	1,432	(383)	2,400	(2,260)	282	(543)	16	(60)	0	0	0	0	(149)	2,581	(6)
of which loans held-for-sale	1,619	1,409	(339)	2,373	(2,259)	282	(543)	(8)	(87)	0	0	0	0	(143)	2,304	(87)
Total assets at fair value	16,334	4,564	(2,260)	7,306	(7,504)	2,314	(2,737)	223	495	(1)	(50)	0	0	(575)	18,109	781
Liabilities (CHF million)
Customer deposits	474	0	0	0	0	0	(27)	0	35	0	0	0	(22)	(27)	433	9
Obligation to return securities received as collateral	1	0	0	173	(1)	0	0	0	0	0	0	0	0	(3)	170	0
Trading liabilities	3,854	513	(904)	210	(195)	1,602	(1,276)	184	(151)	(5)	0	0	0	(105)	3,727	577
of which equity securities	53	16	0	207	(189)	0	0	0	(15)	0	0	0	0	(2)	70	0
of which derivatives	3,801	497	(904)	0	(3)	1,602	(1,276)	184	(136)	(5)	0	0	0	(103)	3,657	575
of which interest rate derivatives	167	37	(37)	0	0	16	(25)	(1)	64	(5)	0	0	0	(5)	211	84
of which foreign exchange derivatives	98	2	(1)	0	0	10	(56)	0	42	0	0	0	0	(3)	92	47
of which equity/index-related derivatives	1,921	126	(493)	0	0	585	(486)	69	(262)	0	0	0	0	(59)	1,401	274
of which credit derivatives	1,211	333	(373)	0	0	896	(574)	117	(21)	0	0	0	0	(31)	1,558	135
Short-term borrowings	997	52	(200)	0	0	470	(706)	(2)	(118)	0	0	0	0	(13)	480	(40)
Long-term debt	12,610	1,843	(5,514)	0	0	4,294	(3,614)	461	(1,241)	0	0	87	(166)	(269)	8,491	(110)
of which structured notes over one year and up to two years	891	186	(423)	0	0	632	(435)	28	(111)	0	0	1	5	(18)	756	(30)
of which structured notes over two years	11,458	707	(5,077)	0	0	3,631	(3,140)	433	(1,138)	0	0	87	(170)	(245)	6,546	(89)
of which high-trigger instruments	5	0	0	0	0	0	(5)	0	0	0	0	0	0	0	0	0
Other liabilities	1,385	168	(112)	195	(227)	64	(289)	(27)	(15)	0	86	0	0	(27)	1,201	43
Total liabilities at fair value	19,321	2,576	(6,730)	578	(423)	6,430	(5,912)	616	(1,490)	(5)	86	87	(188)	(444)	14,502	479
Net assets/(liabilities) at fair value	(2,987)	1,988	4,470	6,728	(7,081)	(4,116)	3,175	(393)	1,985	4	(136)	(87)	188	(131)	3,607	302
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 6M20, changes in net unrealized gains/(losses) of CHF 289 million and CHF (36) million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF (49) million were recorded in Gains/(losses) on liabilities relating to credit risk in Accumulated other comprehensive income/(loss).

2 Includes an adjustment of CHF 118 million reflecting the impact of applying the fair value option on certain loans (previously held at amortized cost) at the adoption of the ASU 2019-05.
146 / 147

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
											Trading revenues			Other revenues		Accumulated other comprehensive income
6M19	Balance at beginning of period	Transfers in		Transfers out	Purchases	Sales	Issuances		Settlements		On transfers out	On all other		On transfers out	On all other	On transfers out	On all other		Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	30	0		0	0	(26)	0		0		0	0		0	0	0	0		0	4	0
Trading assets	8,980	705		(1,697)	8,831	(9,435)	556		(838)		(75)	721		0	0	0	0		(96)	7,652	710
of which debt securities	2,242	484		(874)	1,597	(1,777)	0		0		16	50		0	0	0	0		(27)	1,711	163
of which foreign governments	232	0		(43)	68	(56)	0		0		3	3		0	0	0	0		(1)	206	1
of which corporates	1,260	384		(568)	1,055	(1,234)	0		0		16	6		0	0	0	0		(18)	901	158
of which RMBS	432	52		(216)	421	(379)	0		0		(1)	41		0	0	0	0		(5)	345	0
of which equity securities	132	39		(37)	57	(38)	0		0		0	4		0	0	0	0		(2)	155	(1)
of which derivatives	3,298	140		(417)	0	0	556		(818)		(88)	405		0	0	0	0		(42)	3,034	507
of which interest rate products	507	23		(9)	0	0	52		(42)		2	(6)		0	0	0	0		(15)	512	(31)
of which foreign exchange derivatives	258	11		(10)	0	0	8		(9)		0	(30)		0	0	0	0		(3)	225	(17)
of which equity/index-related products	1,054	48		(333)	0	0	199		(259)		(84)	133		0	0	0	0		(6)	752	289
of which credit derivatives	673	58		(65)	0	0	150		(360)		(7)	211		0	0	0	0		(7)	653	140
of which other derivatives	806	0		0	0	0	147		(148)		1	97		0	0	0	0		(11)	892	126
of which other trading assets	3,308	42		(369)	7,177	(7,620)	0		(20)		(3)	262		0	0	0	0		(25)	2,752	41
Other investments	1,309	48		(5)	33	(110)	0		0		0	100		0	6	0	0		(12)	1,369	207
of which life finance instruments	1,067	0		0	20	(88)	0		0		0	96		0	0	0	0		(10)	1,085	98
Loans	4,324	296		(320)	19	(190)	769		(726)		8	20		0	0	0	0		(37)	4,163	30
of which commercial and industrial loans	1,949	81		(184)	19	(118)	76		(198)		5	1		0	0	0	0		(13)	1,618	21
of which financial institutions	1,391	215		0	0	(71)	185		(503)		(1)	15		0	0	0	0		(4)	1,227	14
of which government and public institutions	446	0		(58)	0	(1)	248		(14)		3	(9)		0	0	0	0		(10)	605	(15)
of which real estate	515	0		(78)	0	0	260		(11)		1	10		0	0	0	0		(10)	687	10
Other intangible assets (mortgage servicing rights)	163	0		0	9	0	0		0		0	0		0	(7)	0	0		(3)	162	(7)
Other assets	1,543	102		(178)	938	(808)	290		(178)		0	24		0	0	0	0		(15)	1,718	0
of which loans held-for-sale	1,235	96		(125)	903	(805)	290		(178)		1	45		0	0	0	0		(13)	1,449	10
Total assets at fair value	16,349	1,151		(2,200)	9,830	(10,569)	1,615		(1,742)		(67)	865		0	(1)	0	0		(163)	15,068	940
Liabilities (CHF million)
Customer deposits	453	0		0	0	0	0		0		0	31		0	0	0	32		(21)	495	31
Obligation to return securities received as collateral	30	0		0	0	(26)	0		0		0	0		0	0	0	0		0	4	0
Trading liabilities	3,589	195		(405)	388	(402)	1,091		(1,483)		81	400		0	0	0	0		(35)	3,419	594
of which debt securities	25	9		(8)	12	(32)	0		0		0	0		0	0	0	0		0	6	0
of which equity securities	37	9		0	376	(368)	0		0		0	(1)		0	0	0	0		0	53	0
of which derivatives	3,527	177		(397)	0	(2)	1,091		(1,483)		81	401		0	0	0	0		(35)	3,360	594
of which interest rate derivatives	189	5		(2)	0	0	21		(17)		0	23		0	0	0	0		(3)	216	28
of which foreign exchange derivatives	160	14		(10)	0	0	2		(24)		(1)	(9)		0	0	0	0		1	133	(12)
of which equity/index-related derivatives	1,500	77		(303)	0	0	380		(504)		78	239		0	0	0	0		(18)	1,449	539
of which credit derivatives	1,140	81		(81)	0	0	551		(782)		4	195		0	0	0	0		(11)	1,097	54
Short-term borrowings	784	122		(178)	0	0	789		(686)		6	175		0	0	0	0		(15)	997	44
Long-term debt	12,665	2,104	[2]	(2,607)	0	0	2,730	[2]	(2,387)	[2]	101	1,082	[2]	0	0	4	164	[2]	(167)	13,689	1,085
of which structured notes over one year and up to two years	528	315		(228)	0	0	544		(345)		11	58		0	0	0	9		(12)	880	37
of which structured notes over two years	11,800	1,774		(2,123)	0	0	1,974		(2,007)		77	1,006		0	0	4	156		(150)	12,511	1,050
of which high-trigger instruments	6	0		0	0	0	(2)		0		0	0		0	0	0	0		0	4	0
Other liabilities	1,341	37		(77)	35	(57)	75		(285)		(6)	32		0	163	0	0		(11)	1,247	2
Total liabilities at fair value [2]	18,862	2,458		(3,267)	423	(485)	4,685		(4,841)		182	1,720		0	163	4	196		(249)	19,851	1,756
Net assets/(liabilities) at fair value [2]	(2,513)	(1,307)		1,067	9,407	(10,084)	(3,070)		3,099		(249)	(855)		0	(164)	(4)	(196)	[2]	86	(4,783)	(816)	[2]
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues. As of 6M19, changes in net unrealized gains/(losses) of CHF (925), million and CHF 109 million were recorded in trading revenues and other revenues, respectively.

2 Prior period has been corrected.
148 / 149

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Transfers in and out of level 3
Transfers into level 3 assets during 6M20 were CHF  4,564 million, primarily from trading assets, loans held-for-sale and loans. These transfers were primarily in the securitized products, credit and financing businesses due to limited observability of pricing data. Transfers out of level 3 assets during 6M20 were CHF  2,260 million, primarily in trading assets, loans and loans held-for-sale. These transfers were primarily in the credit, financing and equity derivatives businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 assets during 2Q20 were CHF  1,611 million, primarily from trading assets, loans held-for-sale and loans. These transfers were primarily in the securitized products, credit and equity derivatives businesses due to limited observability of pricing data. Transfers out of level 3 assets during 2Q20 were CHF  1,466 million, primarily in trading assets, loans and loans held-for-sale. These transfers were primarily in the credit, financing and equity derivatives businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Transfers out of level 3 liabilities of CHF  6,730 million in 6M20 and CHF  5,698 million in 2Q20 primarily reflected transfers of structured notes over two years arising from an enhancement to the assessment of the valuation significance of unobservable input parameters on equity linked issuances.
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with significant unobservable inputs of buyback probability, correlation, credit curve volatility, funding spread, mortality rate, price, recovery rate, volatility or volatility skew, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with significant unobservable inputs of credit spread, default rate, discount rate, gap risk, market implied life expectancy (for life settlement and premium finance instruments) or prepayment rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have an inverse impact on fair value. An increase in the significant unobservable inputs correlation, contingent probability, credit curve volatility, credit spread, gap risk, market implied life expectancy, price, recovery rate or volatility would increase the fair value. An increase in the significant unobservable inputs buyback probability, correlation, discount rate, fund gap risk, funding spread, mean reversion, mortality rate or prepayment rate would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets at fair value
end of 2Q20	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	170	–	–		–	–	–
Trading assets	8,797
of which debt securities	3,198
of which foreign governments	163	Discounted cash flow	Credit spread, in bp		76	76	76
of which corporates	1,642
of which	509	Discounted cash flow	Credit spread, in bp		(7)	1,558	606
of which	302	Market comparable	Price, in %		0	207	104
of which	622	Option model	Correlation, in %		(50)	93	42
			Gap risk, in %		0	2	0
			Recovery rate, in %		40	40	40
			Volatility, in %		0	213	27
of which	54	Vendor price	Price, in actuals		0	1,373	1
of which RMBS	1,102	Discounted cash flow	Default rate, in %		0	14	2
			Discount rate, in %		1	40	7
			Loss severity, in %		0	100	32
			Prepayment rate, in %		0	35	9
of which equity securities	142	Vendor price	Price, in actuals		0	35,399	327
of which derivatives	4,101
of which interest rate products	639	Option model	Correlation, in %		(1)	100	73
			Prepayment rate, in %		1	27	9
			Volatility, in %		(30)	25	(2)
			Volatility skew, in %		(3)	0	(2)
of which foreign exchange products	138	Option model	Correlation, in %		5	70	29
			Prepayment rate, in %		23	27	25
of which equity/index-related products	1,067	Option model	Buyback probability, in %		50	100	70
			Correlation, in %		(50)	93	55
			Gap risk, in %	[2]	0	2	0
			Volatility, in %		(85)	213	16
of which credit derivatives	1,172
of which	1,026	Discounted cash flow	Correlation, in %		97	97	97
			Credit curve volatity, in %		60	103	89
			Credit spread, in bp		0	3,286	994
			Default rate, in %		1	5	3
			Discount rate, in %		3	30	20
			Funding spread, in bp		100	156	147
			Loss severity, in %		10	95	58
			Prepayment rate, in %		2	20	5
			Recovery rate, in %		0	40	19
of which	95	Market comparable	Price, in %		91	113	107
of which other derivatives	1,085	Discounted cash flow	Market implied life expectancy, in years		2	15	6
			Mortality rate, in %		71	134	97
of which other trading assets	1,356
of which	881	Discounted cash flow	Market implied life expectancy, in years		3	14	8
of which	253	Market comparable	Price, in %		0	106	24
of which	204	Option model	Mortality rate, in %		0	70	6
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 2Q20	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Other investments	2,839
of which other equity investments	1,765
of which	702	Discounted cash flow	Discount rate, in %	9	9	9
			Terminal growth rate, in %	3	3	3
of which	146	Market comparable	Price, in %	100	100	100
of which	857	Vendor price	Price, in actuals	1	912	282
of which life finance instruments	1,066	Discounted cash flow	Market implied life expectancy, in years	2	16	6
Loans	3,513
of which commercial and industrial loans	1,473
of which	912	Discounted cash flow	Credit spread, in bp	99	2,243	944
			Recovery rate, in %	25	40	29
of which	437	Market comparable	Price, in %	10	100	66
of which financial institutions	1,100
of which	923	Discounted cash flow	Credit spread, in bp	151	2,011	692
			Recovery rate, in %	25	40	26
of which	167	Market comparable	Price, in %	12	100	41
of which government and public institutions	447
of which	277	Discounted cash flow	Credit spread, in bp	625	866	712
			Recovery rate, in %	25	25	25
of which	157	Market comparable	Price, in %	62	62	62
Other intangible assets (mortgage servicing rights)	209	–	–	–	–	–
Other assets	2,581
of which loans held-for-sale	2,304
of which	323	Discounted cash flow	Credit spread, in bp	117	651	385
			Recovery rate, in %	0	40	24
of which	1,945	Market comparable	Price, in %	0	130	88
Total level 3 assets at fair value	18,109
1 Weighted average is calculated based on the fair value of the instruments.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q19	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	1	–	–		–	–	–
Trading assets	7,885
of which debt securities	1,923
of which foreign governments	198	Discounted cash flow	Credit spread, in bp		140	140	140
of which corporates	1,128
of which	503	Market comparable	Price, in %		0	129	97
of which	913	Option model	Correlation, in %		(60)	100	63
			Gap risk, in %		0	2	0
			Volatility, in %		0	275	27
of which RMBS	317	Discounted cash flow	Default rate, in %		0	12	2
			Discount rate, in %		1	36	13
			Loss severity, in %		0	100	45
			Prepayment rate, in %		2	45	10
of which equity securities	197	Vendor price	Price, in actuals		0	36,760	383
of which derivatives	3,534
of which interest rate products	554	Option model	Correlation, in %		0	100	69
			Prepayment rate, in %		1	28	10
			Volatility skew, in %		(4)	6	(1)
of which foreign exchange products	152	Option model	Correlation, in %		5	70	30
			Prepayment rate, in %		23	28	25
of which equity/index-related products	1,040	Option model	Buyback probability, in %		50	100	70
			Correlation, in %		(50)	100	64
			Gap risk, in %	[2]	0	2	0
			Volatility, in %		0	275	30
of which credit derivatives	879
of which	691	Discounted cash flow	Correlation, in %		97	97	97
			Credit spread, in bp		2	1,033	150
			Default rate, in %		1	20	4
			Discount rate, in %		8	27	16
			Funding spread, in bp		100	115	102
			Loss severity, in %		29	85	69
			Prepayment rate, in %		0	7	4
			Recovery rate, in %		0	40	26
of which	142	Market comparable	Price, in %		86	110	98
of which other derivatives	909	Discounted cash flow	Market implied life expectancy, in years		2	15	6
			Mortality rate, in %		71	134	97
of which other trading assets	2,231
of which	856	Discounted cash flow	Market implied life expectancy, in years		2	15	7
of which	1,118	Market comparable	Price, in %		0	112	27
of which	233	Option model	Mortality rate, in %		0	70	6
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q19	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Other investments	2,523
of which other equity investments	1,463
of which	398	Discounted cash flow	Discount rate, in %	9	9	9
			Terminal growth rate, in %	3	3	3
of which	147	Market comparable	Price, in %	100	100	100
of which	857	Vendor price	Price, in actuals	1	869	231
of which life finance instruments	1,052	Discounted cash flow	Market implied life expectancy, in years	2	16	6
Loans	3,717
of which commercial and industrial loans	1,283
of which	996	Discounted cash flow	Credit spread, in bp	96	1,484	654
			Recovery rate, in %	25	25	25
of which	273	Market comparable	Price, in %	0	99	64
of which financial institutions	1,201
of which	984	Discounted cash flow	Credit spread, in bp	111	1,261	412
			Recovery rate, in %	25	25	25
of which	135	Market comparable	Price, in %	16	100	36
of which government and public institutions	831
of which	468	Discounted cash flow	Credit spread, in bp	457	526	500
			Recovery rate, in %	25	40	30
of which	166	Market comparable	Price, in %	62	62	62
Other intangible assets (mortgage servicing rights)	244	–	–	–	–	–
Other assets	1,846
of which loans held-for-sale	1,619
of which	501	Discounted cash flow	Credit spread, in bp	117	381	243
			Recovery rate, in %	0	1	1
of which	1,026	Market comparable	Price, in %	0	180	91
Total level 3 assets at fair value	16,216
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 liabilities at fair value
end of 2Q20	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	433	Option model	Correlation, in %		(6)	100	78
			Credit spread, in bp		81	145	140
			Mean reversion, in %	[2]	10	10	10
Obligation to return securities received as collateral	170	–	–		–	–	–
Trading liabilities	3,727
of which equity securities	70	Vendor price	Price, in actuals		0	323	1
of which derivatives	3,657
of which interest rate derivatives	211	Option model	Correlation, in %		(1)	100	65
			Prepayment rate, in %		1	27	6
of which foreign exchange derivatives	92
of which	9	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		190	190	190
of which	54	Option model	Correlation, in %		35	70	53
			Prepayment rate, in %		23	27	25
of which equity/index-related derivatives	1,401	Option model	Buyback probability, in %	[3]	50	100	70
			Correlation, in %		(50)	93	49
			Volatility, in %		(85)	213	24
of which credit derivatives	1,558
of which	922	Discounted cash flow	Correlation, in %		38	45	41
			Credit curve volatility, in %		62	102	78
			Credit spread, in bp		1	5,394	475
			Default rate, in %		0	5	2
			Discount rate, in %		8	30	20
			Funding spread, in bp		100	174	132
			Loss severity, in %		0	95	59
			Prepayment rate, in %		0	7	5
			Recovery rate, in %		2	40	24
of which	586	Market comparable	Price, in %		89	113	99
of which	16	Option model	Correlation, in %		49	57	53
			Credit spread, in bp		29	3,232	430
1 Weighted average is calculated based on the fair value of the instruments.
2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.

Quantitative information about level 3 liabilities at fair value (continued)
end of 2Q20	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Short-term borrowings	480
of which	68	Discounted cash flow	Credit spread, in bp		(28)	1,317	1,160
			Recovery rate, in %		35	40	40
of which	304	Option model	Buyback probability, in %		50	100	70
			Correlation, in %		(50)	93	51
			Fund gap risk, in %	[2]	0	2	0
			Volatility, in %		0	213	27
Long-term debt	8,491
of which structured notes over one year and up to two years	756
of which	42	Discounted cash flow	Credit spread, in bp		0	141	61
			Recovery rate, in %		25	25	25
of which	574	Option model	Buyback probability, in %	[3]	50	100	70
			Correlation, in %		(50)	93	49
			Fund gap risk, in %	[2]	0	2	0
			Volatility, in %		0	213	19
of which structured notes over two years	6,546
of which	1,601	Discounted cash flow	Credit spread, in bp		(28)	562	110
			Recovery rate, in %		5	49	33
of which	13	Market comparable	Price, in %		32	32	32
of which	4,802	Option model	Buyback probability, in %	[3]	50	100	70
			Correlation, in %		(50)	93	45
			Gap risk, in %	[2]	0	2	0
			Mean reversion, in %	[4]	(10)	0	(6)
			Volatility, in %		0	213	23
of which high-trigger instruments	0	–	–		–	–	–
of which non-recourse liabilities	655	Market comparable	Price, in %		0	99	51
Other liabilities	1,201	–	–		–	–	–
Total level 3 liabilities at fair value	14,502
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
3 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q19	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	474	Option model	Correlation, in %		0	100	77
			Credit spread, in bp		46	79	71
			Mean reversion, in %	[2]	10	10	10
Obligation to return securities received as collateral	1	–	–		–	–	–
Trading liabilities	3,854
of which equity securities	53	Vendor price	Price, in actuals		0	66	2
of which derivatives	3,801
of which interest rate derivatives	167	Option model	Correlation, in %		0	100	47
			Prepayment rate, in %		1	28	7
of which foreign exchange derivatives	98
of which	37	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		47	147	71
of which	12	Market comparable	Price, in %		100	100	100
of which	47	Option model	Correlation, in %		35	70	53
			Prepayment rate, in %		23	28	25
of which equity/index-related derivatives	1,921	Option model	Buyback probability, in %	[3]	50	100	70
			Correlation, in %		(60)	100	66
			Volatility, in %		0	275	26
of which credit derivatives	1,211
of which	745	Discounted cash flow	Correlation, in %		38	45	44
			Credit spread, in bp		2	1,041	142
			Default rate, in %		1	20	4
			Discount rate, in %		8	27	15
			Funding spread, in bp		100	154	122
			Loss severity, in %		29	85	69
			Prepayment rate, in %		0	8	5
			Recovery rate, in %		0	40	31
of which	412	Market comparable	Price, in %		89	110	99
of which	23	Option model	Correlation, in %		49	50	49
			Credit spread, in bp		17	1,225	270
Short-term borrowings	997
of which	56	Discounted cash flow	Credit spread, in bp		(40)	937	138
			Recovery rate, in %		40	40	40
of which	847	Option model	Buyback probability, in %		50	100	70
			Correlation, in %		(50)	100	62
			Fund gap risk, in %	[4]	0	2	0
			Volatility, in %		1	275	39
Long-term debt	12,610
of which structured notes over one year and up to two years	891
of which	78	Discounted cash flow	Credit spread, in bp		(15)	3,206	246
			Recovery rate, in %		25	25	25
of which	813	Option model	Buyback probability, in %	[3]	50	100	70
			Correlation, in %		(50)	100	64
			Fund gap risk, in %	[4]	0	2	0
			Volatility, in %		1	275	36
of which structured notes over two years	11,458
of which	1,141	Discounted cash flow	Credit spread, in bp		(12)	1,260	40
			Recovery rate, in %		25	40	29
of which	22	Market comparable	Price, in %		43	46	43
of which	9,972	Option model	Buyback probability, in %	[3]	50	100	70
			Correlation, in %		(60)	100	63
			Gap risk, in %	[4]	0	2	0
			Mean reversion, in %	[2]	(55)	0	(7)
			Volatility, in %		0	275	26
of which high-trigger instruments	5	–	–		–	–	–
Other liabilities	1,385	–	–		–	–	–
Total level 3 liabilities at fair value	19,321
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Qualitative discussion of the ranges of significant unobservable inputs
The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on the Group’s qualitative discussion of the ranges of signification unobservable inputs.
Investment funds measured at net asset value per share
Certain investment funds are measured at net asset value per share.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on investment funds measured at net asset value per share.
Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances.
> Refer to “Note 30 – Financial instruments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q20 for further information on assets and liabilities measured at fair value on a nonrecurring basis.
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved but for which the Group is economically hedged, the Group has generally elected the fair value option. Where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has generally utilized the fair value option to align its financial accounting to its risk management reporting.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on the Group’s election of the fair value option.
Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	2Q20			4Q19
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	78,448	78,323	125	85,556	85,463	93
Loans	13,231	14,326	(1,095)	12,662	13,104	(442)
Other assets [1]	8,398	10,999	(2,601)	9,710	12,006	(2,296)
Due to banks and customer deposits	(627)	(542)	(85)	(582)	(508)	(74)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(17,379)	(17,380)	1	(10,715)	(10,719)	4
Short-term borrowings	(12,079)	(12,523)	444	(11,333)	(11,187)	(146)
Long-term debt	(68,798)	(74,822)	6,024	(70,331)	(72,126)	1,795
Other liabilities	(659)	(1,667)	1,008	(709)	(1,681)	972

Non-performing and non-interest-earning loans [2]	904	3,759	(2,855)	543	3,235	(2,692)
1 Primarily loans held-for-sale.
2 Included in loans or other assets.

Gains and losses on financial instruments
	6M20		6M19
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	1	[1]	15	[1]
of which related to credit risk	(6)		6
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	789	[1]	1,495	[1]
Other investments [2]	205	[3]	171	[3]
of which related to credit risk	1		1
Loans	(247)	[3]	558	[1]
of which related to credit risk	(575)		74
Other assets	416	[3]	460	[3]
of which related to credit risk	(19)		111
Due to banks and customer deposits	(39)	[3]	(36)	[3]
of which related to credit risk	0		0
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(82)	[1]	(389)	[2]
Short-term borrowings	(16)	[3]	(559)	[3]
of which related to credit risk	1		1
Long-term debt [2]	1,270	[3]	(6,058)	[3]
of which related to credit risk	14		3
Other liabilities	(102)	[3]	76	[4]
of which related to credit risk	(124)		39
1 Primarily recognized in net interest income.
2 Prior period has been corrected.
3 Primarily recognized in trading revenues.
4 Primarily recognized in other revenues.
Gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities, which have been recorded in AOCI. The table includes both the amount of change during the period and the cumulative amount that was attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	2Q20	Cumulative	2Q19		2Q20	2Q19
Financial instruments (CHF million)
Customer deposits	(15)	(44)	(8)		0	0
Short-term borrowings	(24)	(78)	1		0	1
Long-term debt	(3,150)	(826)	(358)		22	79
of which treasury debt over two years	(1,632)	359	(278)		0	0
of which structured notes over two years	(1,253)	(1,159)	(36)		22	79
Total	(3,189)	(948)	(365)		22	80
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments, which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2Q20 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	26,442	0	26,443	0	26,443
Investment securities	95	95	0	0	95
Loans	277,603	0	272,289	14,709	286,998
Other financial assets [1]	147,847	131,752	15,468	651	147,871
Financial liabilities
Due to banks and customer deposits	402,925	222,988	180,008	0	402,996
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13,210	0	13,210	0	13,210
Short-term borrowings	15,308	0	15,319	0	15,319
Long-term debt	100,628	0	100,072	1,714	101,786
Other financial liabilities [2]	14,462	0	14,117	313	14,430
4Q19 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	21,441	0	21,441	0	21,441
Loans	280,568	0	278,337	11,562	289,899
Other financial assets [1]	114,543	101,600	12,225	720	114,545
Financial liabilities
Due to banks and customer deposits	396,867	189,419	207,453	0	396,872
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	16,818	0	16,818	0	16,818
Short-term borrowings	17,052	0	17,052	0	17,052
Long-term debt	81,674	0	83,018	1,123	84,141
Other financial liabilities [2]	15,867	0	15,705	168	15,873
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.

31 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	2Q20	4Q19
CHF million
Total assets pledged or assigned as collateral	137,134	133,333
of which encumbered	66,697	69,681
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	2Q20	4Q19
CHF million
Fair value of collateral received with the right to sell or repledge	419,378	412,765
of which sold or repledged	186,730	185,935
32 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 39 – Litigation in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 39 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF  1.3 billion.
In 2Q20, the Group recorded net litigation provisions of CHF  120 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Mortgage-related matters
Civil litigation
Individual investor actions
On July 16, 2020, following a settlement, the Washington state court presiding in the investor action brought by the Federal Home Loan Bank of Seattle dismissed with prejudice all claims against Credit Suisse Securities (USA) LLC (CSS LLC) and its affiliates relating to approximately USD  145 million of RMBS at issue.
Bank loan litigation
On June 10, 2020, in the Texas state court case brought by entities related to Highland Capital Management LP (Highland) against CSS LLC and certain of its affiliates, Highland filed a motion for rehearing in the Texas Supreme Court.
Rates-related matters
Civil litigation
USD LIBOR litigation
On June 23, 2020, in one of the non-stayed putative class actions brought in the multi-district litigation in the US District Court for the Southern District of New York (SDNY), plaintiffs filed a notice of appeal.
Foreign exchange litigation
On July 17, 2020, in the consolidated putative class action filed in the SDNY alleging manipulation of the foreign exchange market on behalf of indirect purchasers of foreign exchange instruments, the court entered an order preliminarily approving a group settlement of USD  10 million with the remaining defendants, including Credit Suisse AG and an affiliate. The settlement remains subject to final approval by the court and a hearing is scheduled for November 2020.
On May 28, 2020, in the civil action filed on November 13, 2018 in the SDNY, the court granted in part and denied in part defendants’ motion to dismiss the second amended complaint. On July 28, 2020, plaintiffs filed a third amended complaint.
On April 14, 2020, in one of the putative class actions pending in Canada, the court granted in part and denied in part plaintiffs’ motion for class certification in the matter proceeding in Ontario, certifying a class comprising all persons in Canada who, between 2003 and 2013, entered into an FX instrument transaction with a defendant or through an intermediary.
SSA bonds litigation
On June 1, 2020, in the consolidated class action litigation brought in the SDNY relating to supranational, sub-sovereign and agency (SSA) bonds, plaintiffs filed a notice of appeal.
On June 25, 2020, in the putative class action brought in the SDNY on behalf of indirect purchasers of US dollar SSA bonds, plaintiff voluntarily dismissed the lawsuit.
Government-sponsored entity bonds litigation
On June 16, 2020, in the consolidated putative class action brought in the SDNY alleging a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities, the court issued an order granting final approval to all settlements, including the global settlement to which CSS LLC is a party.
On July 13, 2020, in the civil action filed on September 23, 2019 in the US District Court for the Middle District of Louisiana alleging a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities, plaintiff filed an amended complaint. On July 24, 2020, Credit Suisse AG and CSS LLC filed an answer.
On June 26, 2020, in the civil action in the US District Court for the Eastern District of Louisiana alleging a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities, CSS LLC and certain other defendants filed a partial motion to dismiss state law claims brought under the Louisiana Unfair Trade Practices Act. On July 17, 2020, the plaintiff filed a first amended complaint in response to the partial motion to dismiss.
OTC trading cases
On July 14, 2020, in the putative class action filed in the SDNY alleging a conspiracy among CSS LLC and other financial institutions to boycott electronic trading platforms and fix prices in the secondary market for odd-lot corporate bonds, plaintiff filed an amended complaint.
ATA litigation
On May 28, 2020, in the action filed on November 9, 2017 in the SDNY alleging claims under the United States Anti-Terrorism Act (ATA), plaintiffs filed a motion to appeal the court’s February 25, 2020 decision dismissing the case with prejudice as to Credit Suisse AG and the other moving bank defendants, which the moving defendants opposed on June 11, 2020.
On June 5, 2020, the US District Court for the Eastern District of New York (EDNY) granted defendants’ motion to dismiss two of the ATA cases that were filed in December 2018 and April 2019 in the EDNY as to Credit Suisse AG and most of the other bank defendants.
Customer account matters
On July 3, 2020, in the civil lawsuit brought against a Credit Suisse affiliate, the Singapore Court of Appeals granted the plaintiffs’ appeal and lifted the stay of the civil proceedings, allowing the plaintiffs’ civil claim against the Credit Suisse affiliate to proceed in the Singapore High Court. On July 10, 2020, plaintiffs filed an amended statement of claim in the Singapore High Court.
Mozambique matter
Credit Suisse is continuing to respond to requests from regulatory and enforcement authorities regarding certain Credit Suisse entities’ participation in transactions involving Mozambique state enterprises, and is in ongoing dialogue with certain of these authorities regarding the nature of Credit Suisse’s role.
Write-downs litigation
On July 8, 2020, in the putative class action brought in the SDNY relating to write-downs in the fourth quarter of 2015 and the first quarter of 2016 and a decline in the market value of Credit Suisse Group AG American Depositary Receipts, the parties entered into an agreement to settle all claims for USD  15.5 million. A motion for preliminary approval of the proposed settlement was filed on July 10, 2020, and the court has scheduled a preliminary approval hearing for August 6, 2020. The settlement remains subject to final approval by the court.
ETN-related litigation
On April 14, 2020, in the individual action filed on March 29, 2019 in the SDNY by a purchaser of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030 (XIV ETNs), plaintiff filed a motion for voluntary dismissal with prejudice of its appeal, which was granted by the Second Circuit on April 15, 2020.
In the class action in the SDNY brought on behalf of a putative class of purchasers of VelocityShares Daily Inverse VIX Medium Term Exchange Traded Notes linked to the S&P 500 VIX Mid-Term Futures Index due December 4, 2030 (ZIV ETNs), plaintiffs did not appeal the decision by the SDNY to dismiss all claims against the defendants and the judgment is now final.
33 Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
The Group and the Bank have issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 2Q20	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	600	2,985		3,585	403		(399)	3,589
Interest expense	(647)	(1,370)		(2,017)	(407)		405	(2,019)
Net interest income	(47)	1,615		1,568	(4)		6	1,570
Commissions and fees	967	1,929		2,896	5		(21)	2,880
Trading revenues	156	1,071		1,227	(1)		28	1,254
Other revenues	766	(227)		539	1,206	[2]	(1,255)	490
Net revenues	1,842	4,388		6,230	1,206		(1,242)	6,194
Provision for credit losses	11	281		292	0		4	296
Compensation and benefits	726	1,637		2,363	31		200	2,594
General and administrative expenses	434	1,339		1,773	15		(348)	1,440
Commission expenses	51	262		313	2		(2)	313
Total other operating expenses	485	1,601		2,086	17		(350)	1,753
Total operating expenses	1,211	3,238		4,449	48		(150)	4,347
Income/(loss) before taxes	620	869		1,489	1,158		(1,096)	1,551
Income tax expense/(benefit)	185	185		370	(4)		25	391
Net income/(loss)	435	684		1,119	1,162		(1,121)	1,160
Net income/(loss) attributable to noncontrolling interests	0	(2)		(2)	0		0	(2)
Net income/(loss) attributable to shareholders	435	686		1,121	1,162		(1,121)	1,162
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 2Q20	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	435	684		1,119	1,162	(1,121)	1,160
Gains/(losses) on cash flow hedges	0	17		17	0	1	18
Foreign currency translation	(245)	(178)		(423)	12	(22)	(433)
Unrealized gains/(losses) on securities	0	(18)		(18)	0	0	(18)
Actuarial gains/(losses)	1	4		5	0	68	73
Net prior service credit/(cost)	0	(1)		(1)	0	(33)	(34)
Gains/(losses) on liabilities related to credit risk	(63)	(2,512)		(2,575)	(88)	5	(2,658)
Other comprehensive income/(loss), net of tax	(307)	(2,688)		(2,995)	(76)	19	(3,052)
Comprehensive income/(loss)	128	(2,004)		(1,876)	1,086	(1,102)	(1,892)
Comprehensive income/(loss) attributable to noncontrolling interests	(1)	(9)		(10)	0	8	(2)
Comprehensive income/(loss) attributable to shareholders	129	(1,995)		(1,866)	1,086	(1,110)	(1,890)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2Q19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,016	4,639		5,655	311		(313)	5,653
Interest expense	(1,096)	(2,552)		(3,648)	(322)		318	(3,652)
Net interest income	(80)	2,087		2,007	(11)		5	2,001
Commissions and fees	912	1,992		2,904	5		18	2,927
Trading revenues	221	10		231	(54)		5	182
Other revenues	512	22		534	1,020	[2]	(1,083)	471
Net revenues	1,565	4,111		5,676	960		(1,055)	5,581
Provision for credit losses	3	22		25	0		0	25
Compensation and benefits	698	1,607		2,305	30		210	2,545
General and administrative expenses	459	1,304		1,763	(7)		(361)	1,395
Commission expenses	44	269		313	0		1	314
Total other operating expenses	503	1,573		2,076	(7)		(360)	1,709
Total operating expenses	1,201	3,180		4,381	23		(150)	4,254
Income/(loss) before taxes	361	909		1,270	937		(905)	1,302
Income tax expense	140	199		339	0		26	365
Net income/(loss)	221	710		931	937		(931)	937
Net income/(loss) attributable to noncontrolling interests	3	1		4	0		(4)	0
Net income/(loss) attributable to shareholders	218	709		927	937		(927)	937
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 2Q19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	221	710		931	937	(931)	937
Gains/(losses) on cash flow hedges	0	45		45	(1)	(1)	43
Foreign currency translation	(323)	(255)		(578)	(1)	(13)	(592)
Unrealized gains/(losses) on securities	0	12		12	0	0	12
Actuarial gains/(losses)	4	0		4	0	382	386
Net prior service credit/(cost)	0	0		0	0	306	306
Gains/(losses) on liabilities related to credit risk	(16)	(200)		(216)	(19)	4	(231)
Other comprehensive income/(loss), net of tax	(335)	(398)		(733)	(21)	678	(76)
Comprehensive income/(loss)	(114)	312		198	916	(253)	861
Comprehensive income/(loss) attributable to noncontrolling interests	1	(11)		(10)	0	7	(3)
Comprehensive income/(loss) attributable to shareholders	(115)	323		208	916	(260)	864
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 6M20	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,340	6,527		7,867	756		(739)	7,884
Interest expense	(1,479)	(3,284)		(4,763)	(763)		746	(4,780)
Net interest income	(139)	3,243		3,104	(7)		7	3,104
Commissions and fees	1,769	4,047		5,816	10		(19)	5,807
Trading revenues	276	1,829		2,105	5		71	2,181
Other revenues	1,261	(271)		990	2,509	[2]	(2,621)	878
Net revenues	3,167	8,848		12,015	2,517		(2,562)	11,970
Provision for credit losses	20	840		860	0		4	864
Compensation and benefits	1,317	3,103		4,420	39		451	4,910
General and administrative expenses	887	2,608		3,495	3		(712)	2,786
Commission expenses	106	552		658	2		(2)	658
Total other operating expenses	993	3,160		4,153	5		(714)	3,444
Total operating expenses	2,310	6,263		8,573	44		(263)	8,354
Income/(loss) before taxes	837	1,745		2,582	2,473		(2,303)	2,752
Income tax expense/(benefit)	191	53		244	(3)		40	281
Net income/(loss)	646	1,692		2,338	2,476		(2,343)	2,471
Net income/(loss) attributable to noncontrolling interests	(4)	8		4	0		(9)	(5)
Net income/(loss) attributable to shareholders	650	1,684		2,334	2,476		(2,334)	2,476
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 6M20	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	646	1,692		2,338	2,476	(2,343)	2,471
Gains/(losses) on cash flow hedges	0	243		243	0	0	243
Foreign currency translation	(337)	(674)		(1,011)	12	(30)	(1,029)
Unrealized gains/(losses) on securities	0	(20)		(20)	0	0	(20)
Actuarial gains/(losses)	3	4		7	0	139	146
Net prior service credit/(cost)	0	0		0	0	(68)	(68)
Gains/(losses) on liabilities related to credit risk	66	1,548		1,614	71	7	1,692
Other comprehensive income/(loss), net of tax	(268)	1,101		833	83	48	964
Comprehensive income/(loss)	378	2,793		3,171	2,559	(2,295)	3,435
Comprehensive income/(loss) attributable to noncontrolling interests	(5)	(4)		(9)	0	3	(6)
Comprehensive income/(loss) attributable to shareholders	383	2,797		3,180	2,559	(2,298)	3,441
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 6M19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	2,014	8,462		10,476	611		(616)	10,471
Interest expense	(2,158)	(4,763)		(6,921)	(635)		618	(6,938)
Net interest income	(144)	3,699		3,555	(24)		2	3,533
Commissions and fees	1,616	3,867		5,483	11		45	5,539
Trading revenues	426	661		1,087	(64)		(1)	1,022
Other revenues	996	(10)		986	1,797	[2]	(1,909)	874
Net revenues	2,894	8,217		11,111	1,720		(1,863)	10,968
Provision for credit losses	9	97		106	0		0	106
Compensation and benefits	1,430	3,179		4,609	48		406	5,063
General and administrative expenses	908	2,600		3,508	(14)		(686)	2,808
Commission expenses	95	532		627	0		0	627
Total other operating expenses	1,003	3,132		4,135	(14)		(686)	3,435
Total operating expenses	2,433	6,311		8,744	34		(280)	8,498
Income/(loss) before taxes	452	1,809		2,261	1,686		(1,583)	2,364
Income tax expense/(benefit)	180	521		701	0		(23)	678
Net income/(loss)	272	1,288		1,560	1,686		(1,560)	1,686
Net income/(loss) attributable to noncontrolling interests	3	4		7	0		(7)	–
Net income/(loss) attributable to shareholders	269	1,284		1,553	1,686		(1,553)	1,686
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 6M19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	272	1,288		1,560	1,686	(1,560)	1,686
Gains/(losses) on cash flow hedges	0	93		93	(3)	(1)	89
Foreign currency translation	(147)	(244)		(391)	2	(4)	(393)
Unrealized gains/(losses) on securities	0	27		27	0	(1)	26
Actuarial gains/(losses)	6	2		8	0	438	446
Net prior service credit/(cost)	0	0		0	0	282	282
Gains/(losses) on liabilities related to credit risk	(53)	(1,185)		(1,238)	(48)	(66)	(1,352)
Other comprehensive income/(loss), net of tax	(194)	(1,307)		(1,501)	(49)	648	(902)
Comprehensive income/(loss)	78	(19)		59	1,637	(912)	784
Comprehensive income/(loss) attributable to noncontrolling interests	2	(2)		0	0	(1)	(1)
Comprehensive income/(loss) attributable to shareholders	76	(17)		59	1,637	(911)	785
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2Q20	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,678	128,614		131,292	293	485	132,070
Interest-bearing deposits with banks	8	1,168		1,176	480	(471)	1,185
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	37,319	67,571		104,890	0	0	104,890
Securities received as collateral	1,874	40,605		42,479	0	0	42,479
Trading assets	30,703	126,174		156,877	0	(147)	156,730
Investment securities	0	582		582	41,352	(41,350)	584
Other investments	578	5,236		5,814	53,025	(52,991)	5,848
Net loans	11,991	289,936		301,927	0	(7,615)	294,312
Goodwill	701	3,278		3,979	0	697	4,676
Other intangible assets	240	33		273	0	0	273
Brokerage receivables	17,842	26,447		44,289	0	(2)	44,287
Other assets	12,855	25,056		37,911	755	2,480	41,146
Total assets	116,789	714,700		831,489	95,905	(98,914)	828,480
Liabilities and equity (CHF million)
Due to banks	80	17,938		18,018	1,758	(1,758)	18,018
Customer deposits	1	390,092		390,093	0	(1,098)	388,995
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	8,114	22,569		30,683	0	(94)	30,589
Obligation to return securities received as collateral	1,874	40,605		42,479	0	0	42,479
Trading liabilities	9,497	34,543		44,040	0	0	44,040
Short-term borrowings	6,363	21,498		27,861	0	(475)	27,386
Long-term debt	47,645	120,909		168,554	47,035	(46,163)	169,426
Brokerage payables	15,987	15,924		31,911	0	(2)	31,909
Other liabilities	10,116	17,694		27,810	577	400	28,787
Total liabilities	99,677	681,772		781,449	49,370	(49,190)	781,629
Total shareholders' equity	17,057	32,097		49,154	46,535	(49,154)	46,535
Noncontrolling interests	55	831		886	0	(570)	316
Total equity	17,112	32,928		50,040	46,535	(49,724)	46,851

Total liabilities and equity	116,789	714,700		831,489	95,905	(98,914)	828,480
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,642	98,402		101,044	277	558	101,879
Interest-bearing deposits with banks	10	663		673	489	(421)	741
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	26,905	80,092		106,997	0	0	106,997
Securities received as collateral	2,921	37,298		40,219	0	0	40,219
Trading assets	35,339	118,556		153,895	1	(99)	153,797
Investment securities	0	1,004		1,004	32,853	(32,851)	1,006
Other investments	621	5,013		5,634	49,780	(49,748)	5,666
Net loans	11,907	292,118		304,025	0	(7,246)	296,779
Goodwill	715	3,245		3,960	0	703	4,663
Other intangible assets	276	15		291	0	0	291
Brokerage receivables	17,012	18,636		35,648	0	0	35,648
Other assets	12,843	24,226		37,069	625	1,915	39,609
Total assets	111,191	679,268		790,459	84,025	(87,189)	787,295
Liabilities and equity (CHF million)
Due to banks	63	16,679		16,742	2,287	(2,285)	16,744
Customer deposits	1	384,949		384,950	0	(1,167)	383,783
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	5,799	21,842		27,641	0	(108)	27,533
Obligation to return securities received as collateral	2,921	37,298		40,219	0	0	40,219
Trading liabilities	8,468	29,718		38,186	0	0	38,186
Short-term borrowings	8,720	20,149		28,869	0	(484)	28,385
Long-term debt	43,821	107,179		151,000	37,596	(36,591)	152,005
Brokerage payables	15,213	10,470		25,683	0	0	25,683
Other liabilities	9,414	20,992		30,406	498	139	31,043
Total liabilities	94,420	649,276		743,696	40,381	(40,496)	743,581
Total shareholders' equity	16,713	29,407		46,120	43,644	(46,120)	43,644
Noncontrolling interests	58	585		643	0	(573)	70
Total equity	16,771	29,992		46,763	43,644	(46,693)	43,714

Total liabilities and equity	111,191	679,268		790,459	84,025	(87,189)	787,295
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statement of cash flows
in 6M20	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Operating activities (CHF million)
Net cash provided by/(used in) operating activities	6,975	(9,696)		(2,721)	(44)	[2]	210	(2,555)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	1	(472)		(471)	10		50	(411)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(11,129)	10,230		(899)	0		0	(899)
Purchase of investment securities	0	(259)		(259)	(9,946)		9,946	(259)
Proceeds from sale of investment securities	0	626		626	0		0	626
Maturities of investment securities	0	51		51	0		0	51
Investments in subsidiaries and other investments	(7)	(64)		(71)	0		0	(71)
Proceeds from sale of other investments	60	353		413	0		0	413
(Increase)/decrease in loans	(331)	(2,671)		(3,002)	0		379	(2,623)
Proceeds from sales of loans	0	2,319		2,319	0		0	2,319
Capital expenditures for premises and equipment and other intangible assets	(143)	(341)		(484)	0		(69)	(553)
Proceeds from sale of premises and equipment and other intangible assets	0	23		23	0		0	23
Other, net	6	82		88	0		0	88
Net cash provided by/(used in) investing activities	(11,543)	9,877		(1,666)	(9,936)		10,306	(1,296)
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	19	9,576		9,595	(529)		591	9,657
Increase/(decrease) in short-term borrowings	(2,222)	2,623		401	0		(553)	(152)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	2,470	1,237		3,707	0		11	3,718
Issuances of long-term debt	115,410	(74,318)		41,092	10,946		(10,699)	41,339
Repayments of long-term debt	(110,990)	91,176		(19,814)	0		0	(19,814)
Sale of treasury shares	0	0		0	0		4,003	4,003
Repurchase of treasury shares	0	0		0	(488)		(4,011)	(4,499)
Dividends paid	0	(10)		(10)	(358)		10	(358)
Other, net	(30)	489		459	425		107	991
Net cash provided by/(used in) financing activities	4,657	30,773		35,430	9,996		(10,541)	34,885
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(53)	(742)		(795)	0		(48)	(843)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	36	30,212		30,248	16		(73)	30,191

Cash and due from banks at beginning of period [3]	2,642	98,402		101,044	277		558	101,879
Cash and due from banks at end of period [3]	2,678	128,614		131,292	293		485	132,070
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 10 million and CHF 8 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

3 Includes restricted cash.

Condensed consolidating statement of cash flows (continued)
in 6M19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Operating activities (CHF million)
Net cash provided by/(used in) operating activities	738	(3,240)		(2,502)	(111)	[2]	(847)	(3,460)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	12	225		237	5		(6)	236
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(3,428)	6,348		2,920	0		0	2,920
Purchase of investment securities	0	(307)		(307)	(3,517)		3,517	(307)
Proceeds from sale of investment securities	0	4		4	0		0	4
Maturities of investment securities	0	394		394	0		0	394
Investments in subsidiaries and other investments	(40)	(107)		(147)	(5)		5	(147)
Proceeds from sale of other investments	317	251		568	25		(1)	592
(Increase)/decrease in loans	(419)	(10,646)		(11,065)	0		1,198	(9,867)
Proceeds from sales of loans	0	2,460		2,460	0		0	2,460
Capital expenditures for premises and equipment and other intangible assets	(144)	(327)		(471)	0		(83)	(554)
Proceeds from sale of premises and equipment and other intangible assets	0	29		29	0		0	29
Other, net	40	182		222	0		0	222
Net cash provided by/(used in) investing activities	(3,662)	(1,494)		(5,156)	(3,492)		4,630	(4,018)
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	37	4,872		4,909	405		(317)	4,997
Increase/(decrease) in short-term borrowings	(228)	4,119		3,891	0		(47)	3,844
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(228)	(4,628)		(4,856)	0		(111)	(4,967)
Issuances of long-term debt	106,285	(91,626)		14,659	4,217		(4,239)	14,637
Repayments of long-term debt	(102,644)	84,040		(18,604)	0		0	(18,604)
Sale of treasury shares	0	0		0	3		4,717	4,720
Repurchase of treasury shares	0	0		0	(1,013)		(4,705)	(5,718)
Dividends paid	(1)	(10)		(11)	(695)		10	(696)
Other, net	(126)	406		280	626		948	1,854
Net cash provided by/(used in) financing activities	3,095	(2,827)		268	3,543		(3,744)	67
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(24)	(126)		(150)	0		3	(147)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	147	(7,687)		(7,540)	(60)		42	(7,558)

Cash and due from banks at beginning of period [3]	2,540	96,774		99,314	324		409	100,047
Cash and due from banks at end of period [3]	2,687	89,087		91,774	264		451	92,489
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 10 million and CHF 14 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

3 Includes restricted cash.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BEAT	Base erosion and anti-abuse tax
BIS	Bank for International Settlements
BoE	Bank of England
bp	Basis point
C
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CDS	Credit default swaps
CDX	Credit default swap index
CECL	Current expected credit loss
CET1	Common equity tier 1
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
CVA	Credit valuation adjustment
E
EAD	Exposure at default
ECB	European Central Bank
ESG	Environmental, Social and Governance
ESR	Enterprise Strategy Risk
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve System
FINMA	Swiss Financial Market Supervisory Authority FINMA
FX	Foreign exchange
G
GDP	Gross domestic product
G-SIB	Global systemically important bank
GTS	Global Trading Solutions
H
HQLA	High-quality liquid assets
I
ICE	Intercontinental Currency Exchange
IFRS	International Financial Reporting Standard
IPO	Initial public offering
ISDA	International Swaps and Derivatives Association
ITS	International Trading Solutions
IT	Information technology
L
LCR	Liquidity coverage ratio
LGD	Loss given default
LIBOR	London Interbank Offered Rate
LTV	Loan-to-value
M
M&A	Mergers and acquisitions
MEF	Macroeconomic factor
N
NOL	Net operating loss
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PD	Probability of Default
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RoTE	Return on tangible equity
RWA	Risk-weighted assets
S
SA-CCR	Standardized approach for counterparty credit risk
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SIX	SIX Swiss Exchange
SNB	Swiss National Bank
SPE	Special purpose entity
SRI	Sustainability, Research & Investments Solutions
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UHNW	Ultra-high-net-worth
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Foreign currency translation rates
	End of				Average in			Average in
	2Q20	1Q20	4Q19	2Q19	2Q20	1Q20	2Q19	6M20	6M19
1 USD / CHF	0.95	0.96	0.97	0.98	0.96	0.97	1.00	0.96	1.00
1 EUR / CHF	1.07	1.06	1.09	1.11	1.06	1.07	1.13	1.06	1.13
1 GBP / CHF	1.17	1.20	1.27	1.24	1.20	1.25	1.29	1.22	1.30
100 JPY / CHF	0.88	0.89	0.89	0.91	0.90	0.89	0.91	0.89	0.91
Share data
in / end of	6M20		2019		2018		2017
Share price (common shares, CHF)
Average	9.92		12.11		15.17		15.11
Minimum	6.50		10.59		10.45		13.04
Maximum	13.43		13.54		18.61		17.84
End of period	9.80		13.105		10.80		17.40
Share price (American Depositary Shares, USD)
Average	10.17		12.15		15.50		15.35
Minimum	6.55		10.74		10.42		13.37
Maximum	13.77		13.63		19.98		18.02
End of period	10.31		13.45		10.86		17.85
Market capitalization
Market capitalization (CHF million)	23,983	[1]	32,451		27,605		44,475
Dividend per share (CHF)
Dividend per share	–		0.1388	[2]	0.2625	[3]	0.25	[3]
1 Excludes shares held as part of the share repurchase programs.
2 Refer to "Extraordinary General Meeting" in I – Credit Suisse results – Credit Suisse – Strategy announcement for further information.
3 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
New York Stock Exchange	–	CS
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of July 29, 2020	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa2	Positive
Standard & Poor's	–	BBB+	Stable
Fitch Ratings	F2	A-	Stable
Rating and Investment Information	–	A	Positive
Credit Suisse AG
Moody's	P-1	A1	Positive
Standard & Poor's	A-1	A+	Stable
Fitch Ratings	F1	A	Stable

Financial calendar and contacts
Financial calendar
Third quarter results 2020	Thursday, October 29, 2020

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news

Financial information and printed copies
Annual reports	credit-suisse.com/annualreporting
Interim reports	credit-suisse.com/interimreporting
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 505000
Louisville, KY 40233-5000
Overnight correspondence address	BNY Mellon Shareowner Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Credit Suisse Annual Reporting Suite
Our 2019 annual publication suite consisting of Annual Report, Corporate Responsibility Report and Corporate Responsibility – At a glance is available on our website credit-suisse.com/annualreporting.
Production: Management Digital Data AG
Printer: Neidhart + Schön Print AG

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact on our business;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2019 and in “Risk factor” in I – Credit Suissein our 1Q20 Financial Report.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com

5520134 English / 229006E